      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1997

                                                      REGISTRATION NO. 333-22511
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                Amendment No. 3

                                       to
                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                                 CSK AUTO, INC.
                             AND OTHER REGISTRANTS*
             (Exact name of registrant as specified in its charter)

            ARIZONA                          5531                         86-0221312
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                             ---------------------

                             645 E. MISSOURI AVENUE
                             PHOENIX, ARIZONA 85012
                                 (602) 265-9200
              (Address, including zip code, and telephone number,
  including area code, of registrant's and co-registrant's principal executive offices)
                             ---------------------

                                JAMES G. BAZLEN
                             645 E. MISSOURI AVENUE
                             PHOENIX, ARIZONA 85012
                                 (602) 265-9200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                With copies to:

           CHARLES K. MARQUIS, ESQ.                        RICHARD M. RUSSO, ESQ.
         GIBSON, DUNN & CRUTCHER LLP                    GIBSON, DUNN & CRUTCHER LLP
               200 PARK AVENUE                       1801 CALIFORNIA STREET, SUITE 4200
           NEW YORK, NEW YORK 10166                        DENVER, COLORADO 80202

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                             ---------------------

                               *Other Registrants

 EXACT NAME OF REGISTRANT     STATE OR OTHER JURISDICTION OF   PRIMARY STANDARD INDUSTRIAL      I.R.S. EMPLOYER
AS SPECIFIED IN ITS CHARTER   INCORPORATION OR ORGANIZATION    CLASSIFICATION CODE NUMBERS   IDENTIFICATION NUMBER
---------------------------   ------------------------------   ---------------------------   ---------------------
Kragen Auto Supply Co.             California                       5531                       94-2761234
Schuck's Distribution Co.          Washington                       5531                       91-1542425

                             ---------------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 13, 1997



CSK Auto, Inc. LOGO                              CSK AUTO, INC.


                           OFFER FOR ALL OUTSTANDING
                     11% SENIOR SUBORDINATED NOTES DUE 2006
                                IN EXCHANGE FOR
                11% SERIES A SENIOR SUBORDINATED NOTES DUE 2006

            THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

                       ON JUNE 16, 1997, UNLESS EXTENDED.


          GUARANTEED BY THE FOLLOWING SUBSIDIARIES OF CSK AUTO, INC.:
                             KRAGEN AUTO SUPPLY CO.
                           SCHUCK'S DISTRIBUTION CO.

     CSK Auto, Inc., an Arizona corporation (the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, to exchange up to $125.0 million aggregate principal amount of 11% Series A Senior Subordinated Notes Due 2006 (the "Notes") of the Company for a like amount of the privately placed 11% Senior Subordinated Notes Due 2006 (the "Old Notes") of the Company issued on October 30, 1996, from the holders thereof (together with the holders of Notes, "Holders").

     The Notes are being offered hereunder in order to satisfy the obligations of the Company under a Registration Rights Agreement dated October 30, 1996 (the "Registration Rights Agreement") by and among Kragen Auto Supply Co. and Schuck's Distribution Co. (the "Initial Guarantors"), the Company, and Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce Fenner & Smith Incorporated (the "Initial Purchasers"). The Exchange Offer is designed to provide to Holders an opportunity to acquire Notes which, unlike the Old Notes, are expected to be freely transferable at all times, subject to state "blue sky" law restrictions, provided that the Holder is not an "affiliate" of the Company within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and represents that the Notes are being acquired in the ordinary course of such Holder's business and the Holder is not engaged in, and does not intend to engage in, a distribution of the Notes. With the exception of the freely transferable nature of the Notes, the Notes are substantially identical to the Old Notes. See "The Exchange Offer -- Purpose of the Exchange Offer."


     The Company will accept for exchange any and all validly tendered Old Notes on or prior to 5:00 P.M., New York time, on June 16, 1997, unless extended (the "Expiration Date"). Tenders of Old Notes made pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. In the event the Company terminates the Exchange Offer and does not accept any Old Notes with respect to the Exchange Offer, the Company will promptly return such Old Notes to the Holders thereof. The Company will not receive any proceeds from the Exchange Offer.


     The Notes will be general obligations of the Company subordinated in right of payment to all Senior Indebtedness (as defined herein) of the Company. The Notes will also be guaranteed fully, unconditionally and jointly and severally by all of the Company's subsidiaries, including the Initial Guarantors and any future U.S. subsidiaries on a senior subordinated basis. The guarantees will be subordinated to the prior payment in full of all Guarantor Senior Indebtedness (as defined herein) of such subsidiaries. At February 2, 1997, the Company and its subsidiaries had outstanding an aggregate principal amount of approximately $160.7 million of indebtedness and obligations under capital leases which ranked senior in right of payment to the Notes and guarantees, all of which was Senior Indebtedness (as defined herein) of the Company and none of which was Guarantor Senior Indebtedness.

                                                   (Continued on following page)
                             ---------------------
SEE "RISK FACTORS" BEGINNING ON PAGE 13 HEREIN FOR A DISCUSSION OF CERTAIN RISKS THAT HOLDERS OF OLD NOTES SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                  The date of this Prospectus is May 13, 1997.

     Interest on the Notes will be payable semi-annually on May 1 and November 1 of each year, commencing on November 1, 1997. The Notes will mature on November 1, 2006. Except as described below, the Notes will not be redeemable at the Company's option prior to November 1, 2001. On or after November 1, 2001, the Notes may be redeemed at the option of the Company, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest and Liquidated Damages (as defined herein), if any, to the date of redemption. In addition, at any time on or prior to November 1, 1999, the Company may, subject to certain requirements, redeem up to 35% of the original aggregate principal amount of the Notes with the net cash proceeds of an Equity Offering (as defined herein), at a price equal to 110% of the principal amount to be redeemed, together with accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption; provided that at least 65% of the original principal amount of the Notes remains outstanding. The Notes will not be subject to any sinking fund requirement. Upon the occurrence of a Change of Control (as defined herein), the Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest and Liquidated Damages, if any, to the date of repurchase. There is no assurance that in the event of a Change of Control the Company will have, or will have access to, sufficient funds to repurchase the Notes. See "Change of Control Put/Default Under Senior Credit Agreement" and "Description of Notes -- Repurchase at the Option of Holders."

     The Old Notes were sold by the Company on October 30, 1996 to the Initial Purchasers in a transaction not registered under the Securities Act in reliance upon an exemption under the Securities Act. The Initial Purchasers subsequently placed the Old Notes with qualified institutional buyers in reliance upon Rule 144A under the Securities Act and with a limited number of institutional accredited investors that agreed to comply with certain transfer restrictions and other conditions. Accordingly, the Old Notes may not be reoffered, resold or otherwise transferred in the United States unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available.

     Based on certain interpretive letters issued by the staff of the Securities and Exchange Commission to third parties, the Company believes that a Holder of Notes (other than (i) a broker-dealer who purchases such Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person who is an affiliate of the Company within the meaning of Rule 405 under the Securities Act) who exchanges Old Notes for Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Notes, will be allowed to resell the Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Notes a prospectus that satisfies the requirements of the Securities Act. See "The Exchange Offer -- Purpose of the Exchange Offer" and "-- Resales of Notes." However, a broker-dealer who holds Old Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act. If any other Holder is deemed to be an "underwriter" within the meaning of the Securities Act or acquires Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the Notes, such holder must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available. For a period of one year from the Expiration Date, the Company will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     There has been no public market for the Old Notes and no active public market for the Notes is currently anticipated. The Company currently does not intend to apply for the listing of the Notes on any securities exchange or to seek approval for quotation through any automated quotation system. The Initial Purchasers have advised the Company that each of the Initial Purchasers currently intends to make a market in the Notes; however, neither is obligated to do so and any market-making may be discontinued by either Initial Purchaser at any time without notice. Accordingly, no assurance can be given as to the liquidity or the trading market for the Notes.

     The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain customary conditions. See "The Exchange Offer." Old Notes may be tendered only in integral multiples of $1,000.

                             AVAILABLE INFORMATION

     CSK Auto, Inc. and the Initial Guarantors have filed with the Securities and Exchange Commission (the "Commission") a registration statement relating to the Notes offered hereby (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an Exhibit to the Registration Statement, reference is made to such exhibit for a more complete description thereof, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected without charge and copies at prescribed rates at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a website that contains reports, proxy and information statements and other information filed electronically with the Commission at http://www.sec.gov. In addition, the Company and the Initial Guarantors have agreed to furnish to Holders of the Notes and Old Notes and prospective purchasers and securities analysts, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

NEW HAMPSHIRE RESIDENTS:

     NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE ATTORNEY GENERAL OR THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE ATTORNEY GENERAL HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS SECTION.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................    3
SUMMARY.....................................................    5
RISK FACTORS................................................   13
FORWARD LOOKING STATEMENTS..................................   16
USE OF PROCEEDS.............................................   16
THE EXCHANGE OFFER..........................................   17
ACQUISITION AND FINANCINGS..................................   25
CAPITALIZATION..............................................   26
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA...   27
SELECTED CONSOLIDATED FINANCIAL DATA........................   29
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   32
BUSINESS....................................................   40
MANAGEMENT..................................................   53
CERTAIN TRANSACTIONS........................................   59
PRINCIPAL STOCKHOLDERS......................................   63
CREDIT AGREEMENT............................................   65
DESCRIPTION OF NOTES........................................   67
PLAN OF DISTRIBUTION........................................   96
LEGAL MATTERS...............................................   96
EXPERTS.....................................................   96
CHANGE IN ACCOUNTANTS.......................................   97
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................  F-1

                             ---------------------

    The Company owns the federally-registered service mark "Schuck's" for use in connection with the automotive parts retailing business and owns rights to use the tradenames "Checker" and "Kragen." This Prospectus also includes product names and other tradenames and service marks of the Company and of other companies.

                                    SUMMARY

     This summary should be read in conjunction with and is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the footnotes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus unless otherwise indicated, the "Company" refers to CSK Auto, Inc. and its subsidiaries, and references to the Company's fiscal year mean the fiscal year ended on the Sunday nearest January 31 of the following calendar year (e.g., fiscal 1995 means the fiscal year ended January 28, 1996). In addition to the historical information contained herein, certain statements in this Prospectus constitute "forward-looking statements" under the Private Securities Litigation Reform Act (the "Reform Act") which involve risks and uncertainties. The Company's actual results may differ significantly from those discussed herein. Factors that might cause such a difference include, but are not limited to, those discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as those discussed elsewhere in this Prospectus. See "Risk Factors -- Forward-Looking Statements."

                                  THE COMPANY

     The Company is the largest retailer of automotive parts and accessories in the Western United States and one of the largest such retailers in the United States. As of February 2, 1997, the Company operated 580 stores as a fully integrated chain under three tradenames, each of which at one time represented a separate retail chain: Checker Auto Parts, founded in 1968 and operating in the Southwestern and Rocky Mountain states; Schuck's Auto Supply, founded in 1917 and operating in the Pacific Northwest; and Kragen Auto Parts, founded in 1947 and operating primarily in California. Each chain has a long operating history, established name recognition and a loyal customer base in its respective markets. Based on store count, the Company believes it is the largest retailer of automotive parts and accessories in 18 of its 24 markets.

     The Company is a consumer-oriented, specialty retailer primarily servicing the do-it-yourself ("DIY") customer, with an increasing emphasis on the commercial customer. The Company offers a broad selection of national brand name and private label automotive products for domestic and imported cars, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items and accessories. The Company's operating strategy is to offer these products at generally the lowest prices in each of its markets and at conveniently located and attractively designed stores, supported by knowledgeable and courteous customer service personnel. As a specialty retailer, the Company has chosen not to sell tires or perform automotive repairs.

     Beginning in fiscal 1994, the Company initiated a strategic review of its operations in order to improve profitability, enhance customer service, improve the efficiency of its operations and prepare the Company for accelerated growth. In connection with this program, the Company designed and implemented a sophisticated, centralized infrastructure, installed various store-level information systems, initiated its Commercial Sales Program and accelerated its store expansion and repositioning programs to increase the penetration of its existing markets. Implementation of these initiatives involved large expenditures, including approximately $51.3 million of capital and operating expenditures, and caused certain operating inefficiencies, which adversely impacted operating results during fiscal 1995. However, the Company believes these initiatives have provided significant momentum to the Company's operations and have enabled the Company to significantly improve its operating results during fiscal 1996. During fiscal 1996, the Company's sales increased to $793.1 million from $718.4 million in fiscal 1995 and its EBITDA increased to $50.5 million from $16.1 million in fiscal 1995. See "Summary Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Several of the key initiatives that have been implemented by the Company are summarized below.

     - Commercial Sales Program -- The Company formalized and expanded its marketing efforts to the commercial segment of the automotive aftermarket, which the Company believes constitutes in excess of 50% of the approximately $75 billion of annual sales for this market. The Company increased the number of stores with Commercial Sales Centers from an initial roll-out of five at September 30, 1994 to 176 at January 28, 1996 and to 292 at February 2, 1997. Principally as a result of this expansion, the Company's sales to commercial accounts (including sales by stores without Commercial Sales Centers) grew to $89.6 million in fiscal 1996 from $60.8 million in fiscal 1995 and $32.6 million in fiscal 1994. The Company's Commercial Sales Program became profitable in the first quarter of fiscal 1996. Based on the success of this Program, the Company is evaluating opportunities to add Commercial Sales Centers to additional existing stores and to new stores.

     - Warehouse and Distribution -- The Company completed the conversion of its warehouse and distribution facilities from a manual, labor-intensive, paper-based system to a technologically advanced, fully-integrated system, which has significantly reduced warehouse and distribution costs while providing the Company with sufficient capacity to meet the requirements of its growth plans for the foreseeable future. This new system became fully operational during the fourth quarter of fiscal 1995. In fiscal 1996, the Company's warehouse and distribution expense as a percentage of sales declined to 3.8% from 4.9% during the comparable period of fiscal 1995.

     - Store-Level Information Systems -- The Company installed several store-level systems which have improved store labor productivity and enabled the Company to provide enhanced customer service. These initiatives have included installing a new Point-of-Sale system ("POS"), integrating the POS with the Company's Electronics Parts Catalog, implementing its Retail Paperless Management System and installing a store-wide satellite communications network.

     - Customer Service Initiatives -- In order to better develop its employees' technical expertise and customer service skills, the Company increased its focus on formal classroom training and on-the-job training, customer service measurement systems and incentive programs for its district managers, store managers, sales associates and other employees. The Company believes these programs have resulted in an increased level of customer service and store-level efficiency.

     - Expanded Product Selection -- The Company expanded its Priority Parts operation by improving its delivery system and adding eight strategically located parts depots to its two existing locations. This expansion has enabled the Company to better serve its customers by making available to more than 400 of its stores, on a same day delivery basis, an additional 200,000 stock keeping units not regularly stocked in its stores and has also enabled it to increase sales to commercial accounts due to the broader availability of automotive hard parts. Prior to this expansion, this same day delivery service was available to only 80 of the Company's stores. The Company believes that its Priority Parts operation provides it with an important competitive advantage.

     - Centralized Call Center -- The Company completed the installation of a centralized Call Center that handles the overflow of customer calls during the stores' busiest hours of operation. Use of the Call Center allows sales associates to give undivided attention to customers at the store, while customers who call the store are serviced directly by Call Center operators who are dedicated to such callers. As a result, the Call Center has enhanced customer service while improving store labor productivity. At February 2, 1997, over 200 of the Company's stores had access to the Call Center.

     - Store Expansion and Repositioning -- The Company has accelerated the relocation of smaller stores to larger stores at better locations, the expansion of certain other stores and the opening of new stores primarily in existing markets. During fiscal 1996, the Company opened a total of 56 new stores (of which 37 resulted from relocations of existing stores) and expanded eight stores.

     The Company's strategy is to continue to increase its revenue and cash flow by capitalizing on the systems and programs which it has implemented and by substantially growing its store count. The Company believes that key components of its expected profitability improvements will be: (i) the continued maturation of its existing Commercial Sales Centers, combined with expansion of its Commercial Sales Program to additional stores; (ii) increased operating margins as a result of efficiencies in its warehouse and distribution system and its significant investments in store-level systems, which are expected to improve store labor productivity; and (iii) accelerating the Company's new store opening and relocation program.

     The focus of the Company's expansion strategy is to open, relocate or expand stores primarily in its existing markets in order to further increase its name recognition and market penetration while benefiting from economies of scale in advertising, management and distribution costs. The Company opened, relocated or expanded 64 stores in fiscal 1996 and 63 stores in fiscal 1995 and plans to open, relocate or expand approximately 75 to 100 stores in fiscal 1997. As of February 2, 1997, the Company has executed purchase contracts or leases for 51 additional stores and is in various stages of negotiation for 78 more sites. The Company has also identified numerous potential additional sites for future expansion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a discussion of the anticipated capital expenditures and sources of financing for the Company's expansion plans.

                                THE ACQUISITION

     On October 30, 1996, certain affiliates of INVESTCORP S.A. ("Investcorp") and certain other investors (collectively with Investcorp, the "Initial Investcorp Group") acquired for $105.0 million in cash a 51% common equity interest in CSK Group, Ltd. ("Holdings"), which holds 100% of the capital stock of the Company. A corporation in which an affiliate of Investcorp holds a minority interest also acquired $40.0 million principal amount of 12.0% senior subordinated notes due 2008 of Holdings (the "Holdings Notes") for $40.0 million in cash, increasing the total investment by such corporation and the Initial Investcorp Group in securities of Holdings to $145.0 million. Following these transactions, the Carmel Trust ("Carmel"), which previously had held 100% of the common stock of Holdings, held a 49% common equity interest in Holdings (as more fully described under "Principal Stockholders") and an affiliate of Carmel held $10.0 million principal amount of Holdings Notes. Immediately prior to, and following, the Acquisition and Financings, the Initial Investcorp Group controlled a majority of the Company's Board of Directors. Simultaneously with the closing of the Acquisition and Financings, Carmel, the Initial Investcorp Group, Holdings and the Company entered into a stockholders' agreement with respect to the voting and, in certain circumstances, the disposition of the shares of capital stock of Holdings. See "Acquisition and Financings," "Use of Proceeds" and "Certain Transactions -- Stockholders' Agreement."

     The Company's executive offices are located at 645 E. Missouri Avenue, Phoenix, Arizona 85012 and its telephone number is (602) 265-9200.

                               THE EXCHANGE OFFER

Securities Offered............   Up to $125,000,000 principal amount of 11%
                                 Series A Senior Subordinated Notes Due November
                                 1, 2006 (the "Notes").

The Exchange Offer............   The Notes are being offered in exchange for a
                                 like principal amount of the Company's Old
                                 Notes. Old Notes may be exchanged only in integral multiples of $1,000. The issuance of the Notes is intended to satisfy the obligations of the Company under the terms of the Registration Rights Agreement.


Tenders; Expiration Date;
  Withdrawal..................   The Exchange Offer will expire at 5:00 P.M.,
                                 New York City time on June 16, 1997, or such later date and time to which it is extended by the Company (the "Expiration Date"). Tenders of
                                 Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration
                                 Date. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes pursuant to the Exchange Offer, the Company will promptly return such Old Notes to the Holders thereof.


Accrued Interest on the
Notes.........................   The Notes will bear interest from and including
                                 the date of issuance of the Old Notes.
                                 Accordingly, Holders who receive Notes in exchange for Old Notes will forgo accrued but unpaid interest on their exchanged Old Notes for the period from and including the date of issuance of the Old Notes to the date of exchange, but will be entitled to such interest under the Notes.

Conditions of the Exchange
Offer.........................   The Exchange Offer is subject to certain
                                 customary conditions, any or all of which may be waived by the Company. The Company currently expects that each of the conditions will be satisfied and that no waivers will be necessary. See "The Exchange Offer --
                                 Conditions to the Exchange Offer."

Procedures for Tendering Old
Notes.........................   Each Holder wishing to accept the Exchange
                                 Offer must complete and sign the Letter of Transmittal, in accordance with the instructions contained therein, and submit the Letter of Transmittal to the Exchange Agent identified below. See "The Exchange Offer --
                                 Procedures for Tendering."

Guaranteed Delivery
Procedures....................   Holders of Old Notes who wish to tender their
                                 Old Notes and whose Old Notes are not
                                 immediately available or who cannot deliver their Old Notes and Letter of Transmittal and any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed
                                 Delivery Procedures."

Acceptance of Old Notes and
  Delivery of Notes...........   The Company will accept for exchange any and
                                 all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 P.M., New York
                                 City time on the Expiration Date. See "The
                                 Exchange Offer -- Acceptance of Old Notes for
                                 Exchange; Delivery of Notes."

Rights of Dissenting
Holders.......................   Holders of Old Notes do not have any appraisal
                                 or dissenters' rights in connection with the Exchange Offer.

Federal Income Tax
Consequences..................   In the opinion of Gibson, Dunn & Crutcher LLP,
                                 the exchange of the Old Notes for Notes
                                 pursuant to the Exchange Offer will have no material federal income tax consequences to the holders of the Old Notes. See "The Exchange
                                 Offer -- Federal Income Tax Consequences."

Exchange Agent................   The Bank of New York; telephone (212) 815-5920.
                                 See "The Exchange Offer -- Exchange Agent."

Use of Proceeds...............   There will be no cash proceeds to the Company
                                 from exchanges made pursuant to the Exchange
                                 Offer.

      CONSEQUENCES OF EXCHANGING OLD NOTES PURSUANT TO THE EXCHANGE OFFER

     Based on certain interpretive letters issued by the staff of the Commission to third parties in unrelated transactions, Holders of Old Notes (other than any Holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanged their Old Notes for Notes pursuant to the Exchange Offer generally may offer such Notes for resale, resell such Notes and otherwise transfer such Notes without compliance with the registration and prospectus delivery provisions of the Securities Act provided such Notes are acquired in the ordinary course of the Holder's business and such Holder has no arrangement with any person to participate in a distribution of such Notes. Each broker-dealer that receives Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and the conditions thereto have been met. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any Holder of the Notes or the Old Notes reasonably requests in writing. If a Holder of Old Notes does not exchange such Old Notes for Notes pursuant to the Exchange Offer, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. See "The Exchange Offer -- Purpose of the Exchange Offer" and "-- Resales of Notes."

                               TERMS OF THE NOTES

     The terms of the Notes are substantially identical in all material respects to the terms of the Old Notes, except that the Notes are expected to be freely transferable as described under "The Exchange Offer -- Resales of Notes."

Maturity...................  November 1, 2006.

Interest Payment Dates.....  May 1 and November 1 of each year, commencing on
                             November 1, 1997.

Optional Redemption........  Except as described below, the Notes will not be redeemable by the Company prior to November 1, 2001. On or after that date, the Notes may, subject to certain requirements, be redeemed at the option of the Company, in whole or in part, at the redemption prices set forth therein, together with accrued and unpaid interest and Liquidated Damages (as defined herein) thereon, if any, to the date of redemption. In addition, at any time on or prior to November 1, 1999, the Company may, subject to certain requirements, redeem up to 35% of the original aggregate principal amount of the Notes with the net cash proceeds of an Equity Offering (as defined herein) at a price equal to 110% of the principal amount to be redeemed, together with accrued and unpaid interest and Liquidated Damages, if any, to the redemption date; provided that immediately following such redemption not less than 65% of the original aggregate principal amount of the Notes remains outstanding.

Mandatory Redemption.......  None, except as set forth under "Description of
                             Notes -- Repurchase at the Option of
                             Holders -- Change of Control" and "-- Asset Sales."

Guarantee..................  The Notes will be fully, unconditionally and jointly and severally guaranteed on a senior subordinated basis by all existing subsidiaries and any future U.S. subsidiaries of the Company.

Ranking....................  The Notes will be senior subordinated obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including indebtedness incurred under the Senior Credit Facility (as defined herein). The guarantees of the subsidiaries of the Company will be subordinated to the prior payment in full of all Guarantor Senior Indebtedness of such subsidiaries. At February 2, 1997, the Company and its subsidiaries had outstanding an aggregate principal amount of approximately $160.7 million of indebtedness and obligations under capital leases which ranked senior in right of payment to the Notes and guarantees, all of which was Senior Indebtedness of the Company and none of which was Guarantor Senior Indebtedness.

Change of Control..........  Upon an occurrence of a Change of Control, the
                             Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase. The Company may be prohibited in certain circumstances from making such repurchase. See "Risk Factors -- Control of the Company; Change of Control Put/Default Under Senior Credit Agreement."

Certain Covenants..........  The indenture governing the Notes (the "Indenture")
                             contains certain covenants that impose limitations on, among other things: (i) the incurrence of additional indebtedness, (ii) the issuance of Disqualified Stock (as defined herein) by the Company and preferred stock by its subsidiaries,
                             (iii) the making of certain Restricted Payments (as defined herein), (iv) the imposition of restrictions on the payments of dividends and other payment restrictions affecting subsidiaries, (v) anti-layering, (vi) the incurrence of liens, (vii) transactions with affiliates and (viii) the consummation of certain mergers, consolidations or sales of assets.

Absence of a Prior Public
Market for the Notes.......  There has been no public market for the Old Notes and no active public market for the Notes is currently anticipated. The Initial Purchasers have advised the Company that each of them currently intends to make a market in the Notes. However, neither Initial Purchaser is obligated to do so, and any market making with respect to the Notes may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes following the Exchange Offer.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary consolidated statement of operations, consolidated balance sheet and operating data of the Company. The summary statement of operations and balance sheet data for the fiscal year ended February 2, 1997 are derived from the Consolidated Financial Statements of the Company, which have been audited by Coopers & Lybrand L.L.P., independent accountants, and appear elsewhere herein. The summary statement of operations and balance sheet data for each of the two fiscal years during the period ended January 28, 1996 are derived from the Consolidated Financial Statements of the Company, which have been audited by Price Waterhouse LLP, independent accountants, and appear elsewhere herein. The data presented below should be read in conjunction with the Consolidated Financial Statements, including the related Notes thereto, the other financial information included herein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                              FISCAL YEAR ENDED(1)
                                                                       ----------------------------------
                                                                       JAN. 29,     JAN. 28,     FEB. 2,
                                                                       1995(2)      1996(3)      1997(4)
                                                                       --------     --------     --------
                                                                        (IN THOUSANDS, EXCEPT PER SQUARE
                                                                                   FOOT DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.........................................................   $688,135     $718,352     $793,092
  Gross profit......................................................    277,777      284,535      329,718
  Operating and administrative expenses.............................    255,922      281,387      298,004
  Store closing costs...............................................      2,678        3,310       14,904
  Acquisition charge -- equity participation agreements.............         --           --       20,174
  Operating profit (loss)...........................................     19,177         (162)      (3,364)
  Other Acquisition and Financings fees.............................         --           --       12,463
  Net income (loss).................................................    105,224       (9,094)     (23,534)
OTHER DATA:
  EBITDA(5).........................................................   $ 32,282     $ 16,099     $ 50,544
  EBITDAR(5)........................................................     70,964       61,453       98,450
  Ratio of net debt to EBITDA(5)(6).................................        3.2x         7.3x         5.5x
  Ratio of EBITDA to interest expense(5)(7).........................        3.1x         1.1x         2.7x
  Capital expenditures..............................................     14,597       11,640        6,317
  Commercial sales(8)...............................................     32,630       60,840       89,551
  Warehouse and distribution expense (as a percentage of net
    sales)(9).......................................................        4.3%         4.9%         3.8%
  Net cash provided by (used in) operating activities...............     15,120       (3,361)     (38,366)
  Net cash (used in) investing activities...........................    (18,983)      (7,888)     (10,686)
  Net cash provided by (used in) financing activities...............     (5,383)      12,743       49,911
  Ratio of earnings to fixed charges(10)............................        1.3x          --           --
SELECTED ADDITIONAL OPERATING DATA:
  Average net sales per store(11)...................................   $  1,272     $  1,294     $  1,384
  Average net sales per store square foot(11).......................   $    226     $    224     $    228
  Percentage increase in comparable store net sales(12).............        5.2%         2.1%         5.9%

                                                                              FISCAL YEAR ENDED(1)
                                                                       ----------------------------------
                                                                       JAN. 29,     JAN. 28,     FEB. 2,
                                                                         1995         1996         1997
                                                                       --------     --------     --------
SELECTED STORE DATA:
  Beginning stores..................................................        538          544          566
  New stores........................................................         10           24           19
  Relocated stores..................................................         12           30           37
  Closed stores (including relocated stores)........................        (16)         (32)         (42)
  Ending stores.....................................................        544          566          580
  Expanded stores...................................................          5            9            8
  Stores with Commercial Sales Centers..............................         59          176          292
  Total store square footage (at period end)(000s)(9)...............      3,097        3,329        3,631

                            ------------------------

                                                                                           AS OF
                                                                                ---------------------------
                                                                                JANUARY 28,     FEBRUARY 2,
                                                                                   1996            1997
                                                                                -----------     -----------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..................................................    $   4,364       $   5,223
  Net working capital........................................................       81,048         121,157
  Total assets...............................................................      391,319         439,543
  Total debt (including current maturities)..................................      122,003         285,680
  Stockholder's equity (deficit).............................................       59,997         (56,706)

---------------

 (1) The Company's fiscal year consists of 52 or 53 weeks ending on the Sunday nearest to January 31. The fiscal years presented consist of 52 weeks, except for fiscal 1996, which consists of 53 weeks.

 (2) Net income in fiscal 1994 includes an extraordinary gain of $97.2 million resulting from cancellation of a portion of the Company's long-term debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 5 and 11 to Consolidated Financial Statements.

 (3) Results of operations in fiscal 1995 include the following non-recurring items: (i) cost of sales includes pre-opening expenses of $1.6 million associated with the opening of the new distribution center in Phoenix, Arizona, and (ii) operating and administrative expenses include $5.3 million of non-recurring software development costs associated with the new store-level information systems installed by the Company during fiscal 1995. In addition, the Company believes that its operations and operating results were adversely impacted during fiscal 1995 as a result of the implementation and installation of many new initiatives. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


 (4) Amounts hereunder reflect certain non-recurring charges which were incurred in October 1996 when the Acquisition and Financings were consummated, including the following: (i) amounts to be paid to members of management pursuant to an existing employee incentive plan of $19.9 million ($20.2 million including a provision for estimated payroll taxes thereon), of which one half was paid in October 1996 (the remaining balance will be paid in October 1997), and (ii) expenses incurred in connection with the Acquisition and Financings of $12.5 million. Amounts hereunder also include a charge of $12.9 million for store relocations to be undertaken because of the Company's improved access to funding as a result of the Real Estate Agreement (as defined herein). See "Management -- Equity Participation Agreements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 12 to Consolidated Financial Statements.



 (5) EBITDA represents income before net interest expense, provision for income taxes, depreciation and amortization expense, other non-cash charges (including the $12.9 million charge described in Note 4 above), extraordinary items and non-recurring charges and has been calculated in accordance with the terms of the Indenture. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") (and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP)), it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    The computation of EBITDA for each of the respective periods shown is as follows (in thousands):


                                                          JAN. 29, 1995   JAN. 28, 1996   FEB. 2, 1997
                                                          -------------   -------------   ------------
        Income (loss) before income taxes and
          extraordinary gain............................    $  8,834        $(14,541)       $(34,852)
Plus:   Interest expense................................      10,343          14,379          19,025
        Depreciation and amortization...................      13,105          16,261          19,225
        Non-recurring Acquisition and Financings charges
          and fees......................................          --              --          32,637
        Other non-recurring and other non-cash
          charges.......................................          --              --          14,509
                                                            --------        --------        --------
Total:                                                      $ 32,282        $ 16,099        $ 50,544
                                                            ========        ========        ========


    EBITDAR represents EBITDA plus operating lease rental expense. As the Company leases substantially all of its stores, EBITDAR permits a more meaningful measure of operations before occupancy expense, since the proportion of stores leased versus owned varies among the industry competitors.

 (6) Represents ratio of net debt to EBITDA. Net debt represents total debt less cash and cash equivalents. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (7) Interest expense includes amortization of deferred financing fees.

 (8) Represents sales to commercial customers, including sales from the Company's Commercial Sales Centers.

 (9) Warehouse and distribution expense is included in cost of sales.

(10) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" represents income before provision for income taxes and fixed charges. "Fixed charges" consist of interest expense, amortization of debt financing costs, and one-third of lease expense, which management believes is representative of the interest component of lease expense. For fiscal years 1995 and 1996, earnings were insufficient to cover fixed charges by $14.5 million and $34.9 million, respectively. Accordingly, such ratios have not been presented.

(11) Total store square footage is based on the Company's actual store formats and includes normal selling, office, stockroom and receiving space. Average net sales per store and average net sales per store square foot are based on the average of beginning and ending number of stores and store square footage and are not weighted to take into consideration the actual dates of store openings, closings or expansions.

(12) Comparable store net sales data is calculated based on the change in net sales commencing after the time a new store has been opened twelve months. The first twelve months during which a new store is open are not included in the comparable store calculation. Relocations are included in comparable store net sales from the date of opening.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business. Certain statements under this caption may constitute "forward-looking statements" as that term is used in the Reform Act.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

     The Company is highly leveraged. At February 2, 1997, the Company had an aggregate of $263.0 million of outstanding indebtedness for borrowed money.

     The degree to which the Company is leveraged could have important consequences to holders of the Notes, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on the Notes and interest on its other existing indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) indebtedness under the Senior Credit Facility will be at variable rates of interest, which will cause the Company to be vulnerable to increases in interest rates; (iv) the Company may be hindered in its ability to adjust rapidly to changing market conditions; and (v) the Company's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or in its business.

     The Senior Credit Facility matures prior to the maturity of the Notes. In the event that the Company is unable to refinance the Senior Credit Facility or raise funds to repay the facility through asset sales, sales of equity or otherwise, its ability to pay the principal of and interest on the Notes would be adversely affected.

SUBORDINATION OF NOTES; ENCUMBRANCE OF ASSETS

     The Company's existing subsidiaries, including the Initial Guarantors, and future U.S. subsidiaries (collectively, the "Subsidiary Guarantors") have guaranteed (the "Subsidiary Guarantees") the obligations of the Company under the Indenture and the Notes. The Notes and the Subsidiary Guarantees are general obligations of the Company and each Subsidiary Guarantor, respectively, and are subordinate in right of payment to all Senior Indebtedness and Guarantor Senior Indebtedness as the case may be, of the Company and such Subsidiary Guarantor, including all amounts owing under the Senior Credit Facility. In addition, the borrowings under the Senior Credit Facility are secured by a first priority security interest in substantially all the personal property of the Company. Holdings has also issued a guarantee of the loans under the Senior Credit Facility, which guarantee is secured by a pledge by Holdings of all issued and outstanding capital stock of the Company. Each of the U.S. subsidiaries of the Company has also issued a guarantee under the Senior Credit Facility which is secured by a first priority security interest in substantially all personal property of such subsidiary, and the Company has pledged the issued and outstanding capital stock of each such subsidiary owned by the Company to secure indebtedness under the Senior Credit Facility. See "Credit Agreement." In the event of a bankruptcy, liquidation or reorganization of the Company or any Subsidiary Guarantor, the assets of the Company or such Subsidiary Guarantor, as the case may be, would be available to pay obligations on the Notes or its Subsidiary Guarantee, as the case may be, only after all of its Senior Indebtedness or Guarantor Senior Indebtedness, as the case may be, has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. At February 2, 1997, the Company and its subsidiaries had outstanding an aggregate principal amount of approximately $160.7 million of Senior Indebtedness and Guarantor Senior Indebtedness (without duplication) which would rank senior in right of payment to the Notes and guarantees and approximately $62.0 million of unused commitment under the Senior Credit Facility, of which, as of February 2, 1997, $43.1 million was available due to borrowing base restrictions contained therein. Additional Senior Indebtedness or Guarantor Senior Indebtedness, as the case may be, including secured indebtedness, may be incurred by the Company and the Subsidiary Guarantors from time to time subject to certain restrictions contained in the Senior Credit Facility and the Indenture. See "Description of
Notes -- Subordination," "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" and "Credit Agreement."

FRAUDULENT CONVEYANCE CONCERNS

     Any Subsidiary Guarantee that has been or will be provided by a Subsidiary Guarantor could be challenged by other creditors of such Subsidiary Guarantor as a fraudulent conveyance under relevant federal and state statutes and, under certain circumstances (including a finding that such Subsidiary Guarantor was insolvent at the time its Subsidiary Guarantee was incurred), a court could hold that the obligations under such Subsidiary Guarantee may be voided, subordinated to claims of other creditors, or limited to less than their stated amount. The measure of insolvency for purposes of the foregoing may vary depending upon the law of the jurisdiction that is being applied, but a company generally would be considered insolvent if the sum of its debts is greater than all of its property at a fair valuation or if the present fair salable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and mature.

RESTRICTIVE LOAN COVENANTS

     The Senior Credit Facility imposes upon the Company certain financial and operating covenants including, among other things, requirements that the Company maintain certain financial ratios and satisfy certain financial tests, limitations on capital expenditures, and restrictions on the ability of the Company to incur indebtedness, pay dividends or take certain other corporate actions. All of these restrictions may impair the Company's ability to expand or to pursue its business strategies. In addition, the Senior Credit Facility prohibits, with certain limited exceptions, the optional or mandatory prepayment or other defeasance of the Notes. The Senior Credit Facility requires that, under certain circumstances, the Company make prepayments of the term loans outstanding thereunder with (i) 75% of any Excess Cash Flow (as defined therein) and (ii) 50% of the Net Proceeds (as defined therein) from certain offerings of the Company's voting stock. See "Credit Agreement."

     In addition to the limits imposed by the Senior Credit Facility, instruments evidencing future borrowings by the Company will likely contain similar restrictions. Changes in economic or business conditions, results of operations or other factors could in the future cause a violation of one or more covenants in the Company's debt instruments, entitling the holders of such indebtedness to declare the indebtedness immediately due and payable. There can be no assurance that the assets of the Company will be sufficient to repay any such accelerated indebtedness, and any indebtedness containing cross-default provisions to such indebtedness, including the Notes. See "Credit Agreement."

RECENT LOSSES

     The Company incurred net losses during three of its last five fiscal years, including a loss of $0.7 million in fiscal 1993, $9.1 million in fiscal 1995 and $23.5 million in fiscal 1996. The Company also incurred a slight operating loss in fiscal 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." While income before taxes for fiscal 1996 would have been $12.3 million before non-recurring Acquisition and Financings charges and fees and provisions for store closings and other non-recurring charges, and while the Company has taken various initiatives to improve its results of operations, there can be no assurance that the Company will attain profitability or achieve continued growth in operating performance.

GROWTH STRATEGY; UNCERTAINTY OF FUTURE OPERATING RESULTS

     In order to improve its future operating results, the Company has undertaken certain initiatives, including implementation of the Company's expansion strategy, which is based, in part, on expanding successful stores at existing locations, relocating existing stores in the same markets and adding new stores primarily to markets currently served by the Company. The future growth and financial performance of the Company are, therefore, dependent upon a number of factors, including the Company's ability to locate and obtain acceptable store sites, negotiate favorable lease terms, complete the construction of new and relocated stores in a timely manner, hire, train and retain competent managers and associates, and integrate new stores into the Company's systems and operations. There can be no assurance that the Company will be able to continue to increase sales in existing stores or that opening new stores in markets already served by the Company will not adversely affect existing store profitability or comparable store sales. There also can be no assurance that the Company will be able to manage its growth effectively. See "Management's Discussion and Analysis of

Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Store Development and Expansion Strategy."

CHANGE OF CONTROL PUT / DEFAULT UNDER SENIOR CREDIT AGREEMENT

     Upon the occurrence of a Change of Control (as defined herein), the Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest and Liquidated Damages thereon. In addition, a Change of Control of the Company will give rise to a default and rights of acceleration under the Senior Credit Facility and, in all likelihood, other Senior Indebtedness to which the Company becomes a party. Such acceleration would prevent repurchase of the Notes as a result of the subordination provisions applicable to the Notes until the Senior Indebtedness has been paid in full, decreasing the likelihood that the Company would have the financial resources to repurchase all or any part of the Notes, and consequently there can be no assurance that sufficient resources will be available for such purpose. Even if such acceleration does not occur, the existence of a default under the Senior Credit Facility and, in all likelihood, other Senior Indebtedness, will also prohibit payments on the Notes under certain circumstances for a specified period. See "Description of Notes -- Subordination."

COMPETITION

     The retail sale of automotive parts and accessories is highly competitive. The Company competes primarily with national and regional retail automotive parts chains, wholesalers or jobber stores (some of which are associated with national automotive parts distributors or associations), automobile dealers that supply manufacturer parts and mass merchandisers that carry automotive replacement parts and accessories. Some of the Company's competitors are larger and have greater financial resources than the Company. See
"Business -- Competition."

DEPENDENCE ON VENDOR RELATIONSHIPS

     The Company's business is dependent upon developing and maintaining close relationships with its vendors and its ability to purchase products from these vendors on favorable price and other terms. A disruption of these vendor relationships could have a material adverse effect on the Company's business. See "Business -- Purchasing."

DEPENDENCE ON EXECUTIVE OFFICERS

     Prior to the Acquisition, Jules Trump, who served as the Company's Chairman of the Board and Chief Executive Officer until January 27, 1997, announced his intention to leave the employ of the Company once a suitable replacement Chief Executive Officer could be located. The Company has hired a new Chief Executive Officer and Mr. Trump has left the employ of the Company, although he continues to be a director of the Company. No assurance can be given that the loss of one or more of the Company's executive officers would not have an adverse impact on the Company. The Company does not maintain "key person" life insurance with respect to its executive officers. The Company's continued success will also be dependent upon its ability to retain existing, and attract additional, qualified personnel to meet the Company's needs. See "Management -- Directors and Executive Officers."

ECONOMIC AND WEATHER CONDITIONS; REGIONAL CONCENTRATION

     All of the Company's stores are located in the Western United States. As a result, the Company's business is sensitive to the economic and weather conditions of that region. In recent years, certain parts of that region have experienced economic recessions and extreme weather conditions. Temperature extremes tend to enhance sales by causing a higher incidence of parts failure and increasing sales of seasonal products. However, unusually severe weather can reduce sales by causing deferral of elective maintenance. No prediction can be made as to future economic or weather conditions in the regions in which the Company operates.

LACK OF PUBLIC MARKET; RESTRICTIONS ON TRANSFERABILITY

     There is currently no established market for the Old Notes. No assurance can be given as to the liquidity of the trading market for the Notes, or, in the case of non-tendering holders of Old Notes, the trading market for the Old Notes following the Exchange Offer. If such markets were to exist, the Notes could trade at prices that may be higher or lower than the initial market values thereof depending on many factors, including prevailing interest rates and the markets for similar securities. The Exchange Offer will not be conditioned upon any minimum or maximum aggregate principal amount of Notes being tendered for exchange. The Initial Purchasers have advised the Company that each of them currently intends to make a market in the Notes. However, neither Initial Purchaser is obligated to do so, and any market making with respect to the Notes may be discontinued at any time without notice. See "Description of Notes -- Registration Rights; Liquidated Damages" and "Private Placement."

     The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through the Nasdaq National Market. The liquidity of, and trading market for, the Notes may be adversely affected by general declines in the market for similar securities, independent of the financial performance of, and prospects for, the Company.

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Prospectus, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects," and words of similar import, constitute "forward-looking statements" within the meaning of the Reform Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or the retail industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the Western United States; the Company's substantial leverage and debt service obligations; restrictions on the Company's ability to pursue its business strategies imposed by restrictive loan covenants; changes in business strategy or development plans; competition; the loss of key personnel; weather conditions in the Western United States; and other factors referenced in this Prospectus, including, without limitation, under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

     The Company will receive no proceeds from the exchange of Notes for Old Notes pursuant to the Exchange Offer.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     The Exchange Offer is designed to provide Holders of Old Notes with an opportunity to acquire Notes which, unlike the Old Notes, will be freely tradable at all times, subject to any restrictions on transfer imposed by state "blue sky" laws and provided that (i) the Holder is not an affiliate of the Company within the meaning of the Securities Act, and (ii) represents that the Notes are being acquired in the ordinary course of such Holder's business and the Holder is not engaged in, and does not intend to engage in a distribution of the Notes. The outstanding Old Notes in the aggregate principal amount of $125.0 million were originally issued and sold on October 30, 1996 (the "Original Issue Date") in order to provide financing in connection with the redemption of stock of Holdings held by Carmel. The original sale to the Initial Purchasers was not registered under the Securities Act in reliance upon the exemption provided by
Section 4(2) of the Securities Act and the concurrent resale of the Old Notes to investors was not registered under the Securities Act in reliance upon the exemption provided by Rule 144A promulgated under the Securities Act. The Old Notes may not be reoffered, resold or transferred other than pursuant to a registration statement filed pursuant to the Securities Act or unless an exemption from the registration requirements of the Securities Act is available. Pursuant to Rule 144, Old Notes may generally be resold (a) commencing one year after the Original Issue Date, in an amount up to, for any three-month period, the greater of 1% of the Old Notes then outstanding or the average weekly trading volume of the Old Notes during the four calendar weeks immediately preceding the filing of the required notice of sale with the Commission and (b) commencing two years after the Original Issue Date, in any amount and otherwise without restriction by a Holder who is not, and has not been for the preceding 90 days, an affiliate of the Company. The Old Notes are eligible for trading in the PORTAL Market, and may be resold to certain Qualified Institutional Buyers pursuant to Rule 144A. Certain other exemptions may also be available under other provisions of the federal securities laws for the resale of the Old Notes.

     In connection with the original issue and sale of the Old Notes, the Company and the Initial Guarantors entered into a Registration Rights Agreement, pursuant to which they agreed to file with the Commission a registration statement covering the exchange by the Company of the Notes for the Old Notes (the "Exchange Offer Registration Statement"). The Registration Rights Agreement provides that (i) the Company and the Initial Guarantors will file the Exchange Offer Registration Statement with the Commission on or prior to 120 days after the Original Issue Date, (ii) the Company and the Initial Guarantors will use their respective best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 210 days after the Original Issue Date, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company and the Initial Guarantors will commence the Exchange Offer and use their respective best efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement is declared effective by the Commission, Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer, and (iv) if obligated to file a shelf registration statement covering the Old Notes (a "Shelf Registration Statement"), the Company will file the Shelf Registration Statement with the Commission on or prior to 60 days after such filing obligation arises and use its best efforts to cause the Shelf Registration Statement to be declared effective by the Commission on or prior to 180 days after such obligation arises and cause such Shelf Registration Statement to remain effective and usable for a period of three years following the initial effectiveness thereof. If (a) the Company and the Initial Guarantors fail to file any of the registration statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness, (c) the Company fails to consummate the offer within 30 business days after the date on which the Exchange Offer Registration Statement is declared effective, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities (as defined below) during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), the Company and the Initial Guarantors, jointly and severally, will pay liquidated damages ("Liquidated Damages") to each Holder of Transfer Restricted Securities, with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $.05 per week per

$1,000 principal amount of Transfer Restrictive Securities held by such person. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Transfer Restricted Securities with respect to each subsequent 90-day period until all Registration Defaults have been cured up to a maximum amount of Liquidated Damages of $.30 per week per $1,000 principal amount of Transfer Restricted Securities (regardless of whether one or more than one Registration Default is outstanding). Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease. For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until (i) the date on which such Old Note has been exchanged by a person other than a broker-dealer for a Note in the Exchange Offer, (ii) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement, (iii) the date on which such Old Note is distributed to the public pursuant to Rule 144 under the Securities Act, or (iv) following the exchange by a broker-dealer in the Exchange Offer of an Old Note for a Note, the date on which such Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of a prospectus meeting the requirements of the Securities Act in connection with resales of securities received by the broker-dealer in any such exchange.

     The staff of the Commission has issued certain interpretive letters that concluded, in circumstances similar to those contemplated by the Exchange Offer, that new debt securities issued in a registered exchange for outstanding debt securities, which new securities are intended to be substantially identical to the securities for which they are exchanged, may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such securities from the issuer to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person who is an affiliate of the issuer within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provision of the Securities Act, provided that the new securities are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of the new securities. However, a broker-dealer who holds outstanding debt securities that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the new securities received by the broker-dealer in any such exchange. See "-- Resales of Notes." The Company has not requested or obtained an interpretive letter from the Commission staff with respect to this Exchange Offer, and the Company and the Holders are not entitled to rely on interpretive advice provided by the staff to other persons, which advice was based on the facts and conditions represented in such letters. However, the Exchange Offer is being conducted in a manner intended to be consistent with the facts and conditions represented in such letters. If any Holder has any arrangement or understanding with respect to the distribution of the Notes to be acquired pursuant to the Exchange Offer, such Holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, each broker-dealer that receives Notes for its own account in exchange for the Old Notes, where such Old Notes were acquired by such broker-dealers as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Notes. See "Plan of Distribution." By delivering the Letter of Transmittal, a Holder tendering Old Notes for exchange will represent and warrant to the Company that the Holder is acquiring the Notes in the ordinary course of its business and that the Holder is not engaged in, and does not intend to engage in, a distribution of the Notes. Any Holder using the Exchange Offer to participate in a distribution of the Notes to be acquired in the Exchange Offer must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Holders who do not exchange their Old Notes pursuant to this Exchange Offer will continue to hold Old Notes that are subject to restrictions on transfer.

     It is expected that the Notes will be freely transferable by the Holders thereof, subject to the limitations described in the immediately preceding paragraph and in "-- Resales of Notes." Sales of Notes acquired in the Exchange Offer by Holders who are "affiliates" of the Company within the meaning of the Securities Act will be subject to certain limitation on resale under Rule 144 of the Securities Act. Such persons will only be entitled to sell Notes in compliance with the volume limitations set forth in Rule 144, and sales of Notes by affiliates will be subject to certain Rule 144 requirements as to the manner of sale, notice and the availability of current public information regarding the Company. The foregoing is a summary only of Rule 144 as it may apply to affiliates of the Company. Any such persons must consult their own legal counsel for advice as to any restrictions that might apply to the resale of their Notes.

     The Notes otherwise will be substantially identical in all material respects (including interest rate, maturity, security and restrictive covenants) to the Old Notes for which they may be exchanged pursuant to this Exchange Offer. See "Description of Notes."

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal, the Company will exchange $1,000 principal amount of Notes for each $1,000 principal amount of its outstanding Old Notes. Notes will be issued only in integral multiplies of $1,000 to each tendering Holder of Old Notes whose Old Notes are accepted in the Exchange Offer.

     The Notes will bear interest from and including the Original Issue Date. Accordingly, Holders who receive Notes in exchange for Old Notes will forgo accrued but unpaid interest on their exchanged Old Notes for the period from and including the Original Issue Date to the date of exchange, but will be entitled to such interest under the Notes.


     As of May 13, 1997, $125.0 million aggregate principal amount of Old Notes were outstanding. This Prospectus and the Letter of Transmittal are being sent to all registered Holders of Old Notes as of that date. Tendering Holders will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain transfer taxes which may be imposed, in connection with the Exchange Offer. See "-- Payment of Expenses."


     Holders of Old Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer.

EXPIRATION DATE; EXTENSIONS; TERMINATION


     The Exchange Offer will expire at 5:00 P.M., New York City time, on June 16, 1997 subject to extension by the Company by notice to the Exchange Agent as herein provided. The Company reserves the right to extend the Exchange Offer at its discretion, in which event the term "Expiration Date" shall mean the time and date on which the Exchange Offer as so extended shall expire. The Company shall notify the Exchange Agent of any extension by oral or written notice and shall mail to the registered holders of Old Notes an announcement thereof, each prior to 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.


     The Company reserves the right to extend or terminate the Exchange Offer and not accept for exchange any Old Notes if any of the events set forth below under "-- Conditions to the Exchange Offer" occur and are not waived by the Company, by giving oral or written notice of such delay or termination to the Exchange Agent. See "-- Conditions to the Exchange Offer." The rights reserved by the Company in this paragraph are in addition to the Company's rights set forth below under the caption "-- Conditions to the Exchange Offer."

PROCEDURES FOR TENDERING

     The tender to the Company of Old Notes by a Holder thereof pursuant to one of the procedures set forth below and the acceptance thereof by the Company will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, either
(i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company pursuant to the procedure of book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. LETTERS OF TRANSMITTAL AND OLD NOTES SHOULD NOT BE SENT TO THE COMPANY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     Signatures on a Letter of Transmittal must be guaranteed unless the Old Notes tendered pursuant thereto are tendered (i) by a registered Holder of Old Notes who has not completed the box entitled "Special Issuance and Delivery Instructions" on the Letter of Transmittal or (ii) for the account of any firm that is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. (the "NASD") or a commercial bank or trust company having an office in the United States (an "Eligible Institution"). In the event that signatures on a Letter of Transmittal are required to be guaranteed, such guarantee must be by an Eligible Institution.

     The method of delivery of Old Notes and other documents to the Exchange Agents is at the election and risk of the Holder, but if delivery is by mail it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent before the Expiration Date.

     If the Letter of Transmittal is signed by a person other than a registered Holder of any Old Note tendered therewith, such Old Note must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name or names of the registered Holder or Holders appear on the Old Note(s).

     If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Old Notes will be resolved by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as the Company shall determine. Neither the Company nor the Exchange Agent shall be under any duty to give notification of defects in such tenders or shall incur liabilities for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     The Company's acceptance for exchange of Old Notes tendered pursuant to the Exchange Offer will constitute a binding agreement between the tendering person and the Company upon the terms and subject to the conditions of the Exchange Offer.

BOOK ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Depository Trust Company for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Depository Trust Company's systems may make book-entry delivery of Old Notes by causing the Depository Trust Company to transfer such Old Notes into the Exchange Agent's account at the Depository Trust Company in accordance with such Depository Trust Company's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Depository Trust Company, the Letter of Transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

          (a) The tender is made through an Eligible Institution;

          (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder of the Old Notes, the certificate number or numbers of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

     Upon request of the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provisions of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to issue Notes in respect of any properly tendered Old Notes not previously accepted, and may terminate the Exchange Offer by oral or written notice to the Exchange Agent and the Holders, or at its option, modify or otherwise amend the Exchange Offer, if any material change occurs that is likely to affect the Exchange Offer, including, but not limited to, the following:

          (a) there shall be instituted or threatened any action or proceeding before any court or governmental agency challenging the Exchange Offer or otherwise directly or indirectly relating to the Exchange Offer or otherwise affecting the Company;

          (b) there shall occur any development in any pending action or proceeding that, in the sole judgment of the Company, would or might (i) have an adverse effect on the business of the Company, (ii) prohibit, restrict or delay consummation of the Exchange Offer, or (iii) impair the contemplated benefits of the Exchange Offer;

          (c) any statute, rule or regulation shall have been proposed or enacted, or any action shall have been taken by any governmental authority which, in the sole judgment of the Company, would or might (i) have an adverse effect on the business of the Company, (ii) prohibit, restrict or delay consummation of the Exchange Offer, or (iii) impair the contemplated benefits of the Exchange Offer; or

          (d) there exists, in the sole judgment of the Company, any actual or threatened legal impediment (including a default or prospective default under an agreement, indenture or other instrument or obligation to which the Company is a party or by which it is bound) to the consummation of the transactions contemplated by the Exchange Offer.

     The Company expressly reserves the right to terminate the Exchange Offer and not accept for exchange any Old Notes upon the occurrence of any of the foregoing conditions. In addition, the Company may amend the Exchange Offer at any time prior to 5:00 P.M., New York City time, on the Expiration Date if any of the conditions set forth above occur. Moreover, regardless of whether any of such conditions has occurred, the Company may amend the Exchange Offer in any manner which, in its good faith judgment, is advantageous to the Holders.

     The foregoing conditions are for the sole benefit of the Company and may be waived by the Company, in whole or in part, in its reasonable discretion. Any determination made by the Company concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NOTES

     Upon the terms and subject to the conditions of the Exchange Offer, the Company will accept all Old Notes validly tendered prior to 5:00 P.M., New York City time, on the Expiration Date. The Company will deliver Notes in exchange for Old Notes promptly following the Expiration Date.

     For purposes of the Exchange Offer, the Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the Notes. Under no circumstances will interest be paid by the Company or the Exchange Agent by reason of any delay in making such payment or delivery.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, any such unaccepted Old Notes will be returned, at the Company's expense, to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

WITHDRAWAL RIGHTS

     Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at the address set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing Holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution. If Old Notes have been tendered to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Depository Trust Company to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Depository Trust Company pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with the Depository Trust Company for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering" above at any time on or prior to the Expiration Date.

FEDERAL INCOME TAX CONSEQUENCES


  The Exchange Offer



     In the opinion of Gibson, Dunn & Crutcher LLP, counsel to the Company, the exchange of Old Notes for Notes pursuant to the Exchange Offer will not constitute a material modification of the terms of either the Old Notes or the Notes and, accordingly, such exchange will not constitute an exchange for federal income tax purposes. Accordingly, such exchange will have no federal income tax consequences to the Holders of the Old Notes, regardless of whether such Holders participate in the Exchange Offer or not, and each Holder of Notes will continue to be required to include interest on such Notes in its gross income in accordance with such Holder's method of accounting for federal income tax purposes. The Company intends, to the extent required, to take the position described above.



     The preceding discussion of the material United States federal income tax consequences of the Exchange Offer is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations, and judicial and administrative decisions, all of which are subject to change at any time, possibly on a retroactive basis. This discussion relates to Old Notes, and Notes received therefor, that are held as "capital assets" within the meaning of Section 1221 of the Code by persons who are citizens or residents of the United States. It does not discuss state, local or foreign tax consequences, nor does it discuss tax consequences to categories of Holders that are subject to special rules, such as foreign persons, tax-exempt organizations, insurance companies, banks and dealers in stocks and securities. Federal income tax consequences may vary depending on the particular status of an investor. No rulings will be sought from the Internal Revenue Service ("IRS") with respect to the federal income tax consequences of the Exchange Offer.


     THIS SECTION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MIGHT BE RELEVANT TO AN INVESTOR'S DECISION TO PARTICIPATE IN THE EXCHANGE OFFER. EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS AND OTHER TAX LAWS TO ITS PARTICULAR SITUATION BEFORE DETERMINING WHETHER TO PARTICIPATE IN THE EXCHANGE OFFER.


  Backup Withholding


     Under the Code, a Holder of a Note may be subject, under certain circumstances, to "backup withholding" at a 31% rate with respect to payments of interest thereon or the gross proceeds from the disposition thereof. This withholding generally applies only if the Holder (i) fails to furnish his or her social security number or other taxpayer identification number ("TIN") within a reasonable time after request therefor, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he or she has failed to report properly payments of interest and dividends and the IRS has notified the Company that he or she is subject to backup withholding or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding. Any amount withheld from a payment to a Holder under the backup withholding rules is allowable as a credit against such Holder's federal income tax liability, provided that the required information is furnished to the IRS. Corporations and certain other entities described in the Code and Treasury regulations are exempt from such withholding if their exempt status is properly established.

EXCHANGE AGENT

     The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. All correspondence in connection with the Exchange Offer and the Letter of Transmittal should be addressed to the Exchange Agent as follows:

            By Hand Delivery, Mail or Overnight Express
            (Insured or registered recommended):                   By Facsimile:
            The Bank of New York                                   (212) 571-3080
            101 Barclay Street
            New York, New York 10286
                                                                   By Telephone:
            Attention: Reorganization Department-7E                (212) 815-5920

     Requests for additional copies of the Prospectus or the Letter of Transmittal should be directed to the Exchange Agent or the Company.

PAYMENT OF EXPENSES

     The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. The Company, however, will pay reasonable and customary fees and reasonable out-of-pocket expenses to the Exchange Agent in connection therewith. The Company will also pay the cash expenses to be incurred by it in connection with the Exchange Offer, including accounting, legal, printing, and related fees and expenses.

ACCOUNTING TREATMENT

     The Notes will be recorded at the same carrying value as the Old Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The Company's expenses of the Exchange Offer will be capitalized for accounting purposes.

RESALES OF NOTES

     With respect to resales of Notes, based on certain interpretive letters issued by the staff of the Commission to third parties, the Company believes that a Holder of Notes (other than (i) a broker-dealer who purchases such Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person who is an affiliate of the Company within the meaning of Rule 405 under the Securities Act) who exchanged Old Notes for Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Notes, will be allowed to resell the Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Notes a prospectus that satisfies the requirements of the Securities Act. However, a broker-dealer who holds Old Notes that were acquired for its own account as a result of market making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act. If any other Holder is deemed to be an "underwriter" within the meaning of the Securities Act or acquires Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the Notes, such holder must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available. For a period of one year from the Expiration Date, the Company will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

                           ACQUISITION AND FINANCINGS

     On October 30, 1996, the Initial Investcorp Group acquired (the "Acquisition") from Carmel, a trust governed by the laws of Canada, a 51% interest in Holdings for $105.0 million in cash. Holdings holds 100% of the capital stock of the Company. A corporation in which an affiliate of Investcorp holds a minority interest also purchased $40.0 million aggregate principal amount of Holdings Notes for $40.0 million in cash. Holdings in turn purchased $40.0 million of preferred stock of the Company. The Company then borrowed $100.0 million under the Senior Credit Facility, which was used by Holdings, together with the proceeds from the sale of the Old Notes and the sale of $40.0 million of Holdings Notes, following a dividend to Holdings by the Company, to redeem the stock of Holdings held by Carmel for $238.5 million. Carmel then purchased from Holdings for $100.9 million a 49% interest in Holdings. An affiliate of Carmel purchased $10.0 million aggregate principal amount of Holdings Notes, and Holdings in turn purchased $10.0 million of preferred stock of the Company. The Company then repaid amounts outstanding under the Prior Credit Agreement (as defined herein), which was terminated, paid $9.9 million to members of management pursuant to a previously existing employee incentive plan and incurred additional expenses of $22.7 million related to the foregoing. The foregoing transactions other than the Acquisition are collectively referred to as the "Financings." Following the Acquisition and Financings, the Initial Investcorp Group owns a 51% common equity interest in Holdings, a corporation in which an affiliate of Investcorp holds a minority interest owns $40.0 million aggregate principal amount of Holdings Notes, Carmel owns a 49% common equity interest in Holdings and an affiliate of Carmel owns $10.0 million aggregate principal amount of Holdings Notes. Holdings owns 100% of the common equity and $50.0 million of preferred stock of the Company. The Initial Investcorp Group controls a majority of the Company's Board of Directors. Simultaneously with the closing of the Acquisition and Financings, Carmel, the Initial Investcorp Group, Holdings and the Company entered into a stockholders' agreement with respect to the voting and, in certain circumstances, the disposition of the shares of capital stock of Holdings. See "Use of Proceeds" and "Principal Stockholders."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of February 2, 1997. This table should be read in conjunction with "Description of Notes," "Credit Agreement" and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                                 (IN THOUSANDS)
Cash and cash equivalents......................................................     $   5,223
                                                                                     ========
Long-term debt (including current portion):
  Senior Credit Facility(1)....................................................     $ 138,000
  Notes........................................................................       125,000
  Capital lease obligations....................................................        22,680
                                                                                     --------
          Total long-term debt.................................................       285,680
                                                                                     --------
Stockholder's deficit:
  Redeemable preferred stock(2)................................................             1
  Common stock.................................................................             1
  Additional paid-in capital(2)................................................         1,501
  Receivable from stockholder(3)...............................................        (5,966)
  Accumulated deficit..........................................................       (52,243)
                                                                                     --------
          Total stockholder's deficit..........................................       (56,706)
                                                                                     ========
          Total capitalization.................................................     $ 228,974
                                                                                     ========

---------------

(1) The Senior Credit Facility provides for a $100.0 million term loan and a $100.0 million revolving loan credit facility. At February 2, 1997, $100.0 million was outstanding under the term loan and $38.0 million was outstanding under the revolving loan credit facility.

(2) In connection with the Acquisition and Financings, the Company issued $50.0 million of redeemable preferred stock to Holdings. The preferred stock is recorded net of a $4.0 million fee directly associated with the cost of issuance.

(3) Represents a receivable from Carmel to recognize Carmel's commitment to fund a portion of the Company's obligation under its existing equity participation program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effect of the Acquisition and Financings" and "Management -- Equity Participation Agreements."

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma condensed financial data (the "Pro Forma Financial Data") has been prepared by the Company's management from the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus. The unaudited pro forma condensed statement of operations for the fiscal year ended February 2, 1997 reflects adjustments as if the Acquisition and Financings had been consummated and were effective as of the beginning of fiscal 1996. See "Acquisition and Financings" and "Use of Proceeds."

     The financial effects of the Acquisition and Financings as presented in the Pro Forma Financial Data are not necessarily indicative of the Company's results of operations which would have been obtained had the Acquisition and Financings actually occurred on the date described above, nor are they necessarily indicative of the results of future operations. The Pro Forma Financial Data should be read in conjunction with the notes thereto, which are an integral part thereof, the Consolidated Financial Statements of the Company and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       FISCAL YEAR ENDED FEBRUARY 2, 1997

                                                        HISTORICAL       ADJUSTMENTS       PRO FORMA
                                                        ----------       -----------       ---------
                                                                       (IN THOUSANDS)
Net sales.............................................   $ 793,092               --        $ 793,092
Cost of sales.........................................     463,374               --          463,374
                                                        ----------       -----------       ---------
Gross profit..........................................     329,718               --          329,718
Operating and administrative expenses.................     298,004        $     750(1)       298,754
Store closing costs...................................      14,904               --           14,904
Acquisition charge -- equity participation
  agreements..........................................      20,174          (20,174)(2)           --
                                                        ----------       -----------       ---------
Income (loss) from operations.........................      (3,364)         (19,424)          16,060
Other Acquisition and Financings fees.................      12,463          (12,463)(2)           --
Interest expense......................................      19,025           13,109(3)        32,134
                                                        ----------       -----------       ---------
Income (loss) before provision for taxes..............     (34,852)         (18,778)         (16,074)
Provision (benefit) for income taxes..................     (11,318)           6,098(4)        (5,220)
                                                        ----------       -----------       ---------
Net income (loss).....................................   $ (23,534)       $ (12,680)       $ (10,854)
                                                          ========        =========         ========
Other Data:
  EBITDA(5)...........................................   $  50,544               --        $  50,544
  EBITDAR(5)..........................................      98,450               --           98,450
  Ratio of earnings to fixed charges(6)...............          --               --               --

   See accompanying notes to the unaudited pro forma condensed statements of operations.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                     CONSOLIDATED STATEMENTS OF OPERATIONS

(1) Represents amortization of management fees to be incurred under the Management Agreement (as defined herein). See "Certain Transactions."

(2) Amounts hereunder reflect certain non-recurring charges which were incurred in October 1996 when the Acquisition and Financings were consummated, including the following: (i) amounts paid to members of management pursuant to an existing employee incentive plan of $19.9 million ($20.2 million including a provision for estimated payroll taxes thereon), and (ii) expenses incurred in connection with the Acquisition and Financings of $12.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effect of Acquisition and Financings" and "Management -- Equity Participation Agreements."

(3) The interest expense adjustment is as follows (in thousands):

                                                                  FISCAL YEAR
                                                                     ENDED
                                                                  FEBRUARY 2,
                                                                     1997
                                                                  -----------
    Historical interest on Prior Credit Agreement...............    $(7,104)
    Amortization of deferred financing fees recorded as bank
      interest..................................................       (950)
    Interest expense on the Senior Credit Facility and the
      Notes:
      Interest expense on the Senior Credit Facility assuming a
         composite interest rate of 9.0%........................      9,042
      Interest expense on the Notes at an interest rate of
         11%....................................................     10,313
    Amortization of deferred financing fees for the Senior
      Credit Facility and Notes.................................      1,808
                                                                    -------
              Total interest expense adjustment.................    $13,109
                                                                    =======

(4) Represents the tax effect of the foregoing adjustments.

(5) EBITDA represents income before net interest expense, provision for income taxes, depreciation and amortization expense, other non-cash charges, extraordinary items and non-recurring charges and has been calculated in accordance with the terms of the Indenture. While EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP), it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    EBITDAR represents EBITDA plus operating lease rental expense. As the Company leases substantially all of its stores, EBITDAR permits a more meaningful measure of operations before occupancy expense, since the proportion of stores leased versus owned varies among the industry competitors.

(6) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" represents income before provision for income taxes and fixed charges. "Fixed charges" consist of interest expense, amortization of debt financing costs, and one-third of lease expense, which management believes is representative of the interest component of lease expense. For fiscal 1996, earnings were insufficient to cover fixed charges by $34.9 million. On a pro forma basis, for fiscal 1996, earnings were insufficient to cover fixed charges by $16.1 million. Accordingly, such ratios have not been presented.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated statement of operations, balance sheet and operating data of the Company. The selected statement of operations and balance sheet data for the fiscal year ended February 2, 1997 are derived from the Consolidated Financial Statements of the Company, which have been audited by Coopers & Lybrand L.L.P., independent accountants, and appear elsewhere herein. The selected statement of operations and balance sheet data for each of the four fiscal years during the period ended January 28, 1996 are derived from the financial statements of the Company, which have been audited by Price Waterhouse LLP, independent accountants, and which, in the case of fiscal years 1994 and 1995, appear elsewhere herein. The data presented below should be read in conjunction with the Consolidated Financial Statements, including the related Notes thereto included herein, the other financial information included herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                 FISCAL YEAR ENDED(1)
                                                             ------------------------------------------------------------
                                                             JAN. 31,     JAN. 30,     JAN. 29,     JAN. 28,     FEB. 2,
                                                               1993         1994       1995(2)      1996(3)      1997(4)
                                                             --------     --------     --------     --------     --------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SQUARE FOOT DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales................................................. $588,984     $645,426     $688,135     $718,352     $793,092
  Cost of sales.............................................  363,514      397,565      410,358      433,817      463,374
  Operating and administrative expenses.....................  211,553      233,785      255,922      281,387      298,004
                                                             --------     --------     --------     --------     --------
  Store closing costs.......................................      943        3,526        2,678        3,310       14,904
  Acquisition charge -- equity participation agreements.....       --           --           --           --       20,174
  Operating profit (loss)...................................   12,974       10,550       19,177         (162)      (3,364)
  Other Acquisition and Financings expenses.................       --           --           --           --       12,463
  Interest expense..........................................   12,362       11,731       10,343       14,379       19,025
                                                             --------     --------     --------     --------     --------
  Income (loss) before taxes and extraordinary gain.........      612       (1,181)       8,834      (14,541)     (34,852)
  Income tax (benefit) expense..............................       --         (531)         796       (5,447)     (11,318)
                                                             --------     --------     --------     --------     --------
  Income (loss) before extraordinary gain...................      612         (650)       8,038       (9,094)     (23,534)
  Extraordinary gain........................................       --           --       97,186           --           --
                                                             --------     --------     --------     --------     --------
  Net income (loss)......................................... $    612     $   (650)    $105,224     $ (9,094)    $(23,534)
                                                             --------     --------     --------     --------     --------
OTHER DATA:
  EBITDA(5)................................................. $ 25,962     $ 22,726     $ 32,282     $ 16,099     $ 50,544
  EBITDAR(5)................................................   60,922       58,595       70,964       61,453       98,450
  Capital expenditures......................................    5,031       14,910       14,597       11,640        6,317
  Commercial sales(6).......................................    7,531       18,602       32,630       60,840       89,551
  Warehouse and distribution expense (as a percentage of net
    sales)(7)...............................................      4.1%         4.0%         4.3%         4.9%         3.8%
  Net cash provided by (used in) operating activities.......   10,481       17,569       15,120       (3,361)     (38,366)
  Net cash (used in) investing activities...................   (4,582)     (14,943)     (18,983)      (7,888)     (10,686)
  Net cash provided by (used in) financing activities.......   (4,503)         227       (5,383)      12,743       49,911
  Ratio of earnings to fixed charges(8).....................      1.0x          --          1.3x          --           --
SELECTED ADDITIONAL OPERATING DATA:
  Total store square footage (at period end) (000s)(9)......    2,789        2,992        3,097        3,329        3,631
  Average net sales per store(9)............................ $  1,098     $  1,215     $  1,272     $  1,294     $  1,384
  Average net sales per store square foot(9)................ $    207     $    223     $    226     $    224     $    228
  Percentage increase (decrease) in comparable store net
    sales(10)...............................................     14.3%         9.9%         5.2%         2.1%         5.9%
  Stores open at end of period..............................      524          538          544          566          580

                                                                                        AS OF
                                                             ------------------------------------------------------------
                                                             JAN. 31,     JAN. 30,     JAN. 29,     JAN. 28,     FEB. 2,
                                                               1993         1994         1995         1996         1997
                                                             --------     --------     --------     --------     --------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Net working capital....................................... $ 77,528     $ 78,003     $ 77,627     $ 81,048     $121,157
  Total assets..............................................  275,782      294,806      350,830      391,319      439,543
  Current liabilities.......................................  124,688      140,115      174,924      203,754      196,901
  Total debt (including current maturities).................  186,377      187,807      105,601      122,003      285,680
  Stockholder's equity (deficit)............................  (44,626)     (41,576)      64,376       59,997      (56,706)

---------------

 (1) The Company's fiscal year consists of 52 or 53 weeks ending on the Sunday nearest to January 31. All fiscal years presented are 52 weeks except for the fiscal year ended February 2, 1997 which consists of 53 weeks.

 (2) Net income in fiscal 1994 includes an extraordinary gain of $97.2 million resulting from cancellation of a portion of the Company's long-term debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 5 and 11 to Consolidated Financial Statements.

 (3) Results of operations in fiscal 1995 include the following non-recurring items: (i) cost of sales includes preopening expenses of $1.6 million associated with the opening of the new distribution center in Phoenix, Arizona, and (ii) operating and administrative expenses include $5.3 million of non-recurring software development costs associated with the new store-level information systems installed by the Company during fiscal 1995. In addition, the Company believes that its operations and operating results were adversely impacted during fiscal 1995 as a result of the implementation and installation of many new initiatives.

 (4) Amounts hereunder reflect certain non-recurring charges which were incurred in October 1996 when the Acquisition and Financings were consummated, including the following: (i) amounts to be paid to members of management pursuant to an existing employee incentive plan of $19.9 million ($20.2 million including a provision for estimated payroll taxes thereon), of which one half was paid in October 1996 (the remaining balance will be paid in October 1997), and (ii) expenses incurred in connection with the Acquisition and Financings of $12.5 million. Amounts hereunder also include a charge of $12.9 million for store relocations to be undertaken because of the Company's improved access to funding as a result of the Real Estate Agreement (as defined herein). See "Management -- Equity Participation Agreements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 12 to Consolidated Financial Statements.


(5) EBITDA represents income before net interest expense, provision for income taxes, depreciation and amortization expense, other non-cash charges (including the $12.9 million charge described in Note 4 above), extraordinary items and non-recurring charges and has been calculated in accordance with the terms of the Indenture. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") (and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP)), it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The computation of EBITDA for each of the respective periods shown is as follows (in thousands):


                                      JAN. 31,   JAN. 30,   JAN. 29,   JAN. 28,   FEB. 2,
                                        1993       1994       1995       1996       1997
                                      --------   --------   --------   --------   --------
        Income (loss) before income
          taxes and extraordinary
          gain......................  $   612    $(1,181)   $ 8,834    $(14,541)  $(34,852)
Plus:   Interest expense............   12,362     11,731     10,343      14,379     19,025
        Depreciation and
          amortization..............   12,988     12,176     13,105      16,261     19,225
        Non-recurring Acquisition
          and Financings charges and
          fees......................       --         --         --          --     32,637
        Other non-recurring and
          other non-cash charges....       --         --         --          --     14,509
                                      -------    -------    -------    --------   --------
Total:                                $25,962    $22,726    $32,282    $ 16,099   $ 50,544
                                      =======    =======    =======    ========   ========


    EBITDAR represents EBITDA plus operating lease rental expense. As the Company leases substantially all of its stores, EBITDAR permits a more meaningful measure of operations before occupancy expense, since the proportion of stores leased versus owned varies among the industry competitors.

 (6) Represents sales to commercial customers, including sales from the Company's Commercial Sales Centers.

 (7) Warehouse and distribution expense is included in cost of sales.

 (8) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" represents income before provision for income taxes and fixed charges. "Fixed charges" consist of interest expense, amortization of debt financing costs, and one-third of lease expense, which management believes is representative of the interest component of lease expense. For fiscal years 1993, 1995 and 1996, earnings were insufficient to cover fixed charges by $1.2 million, $14.5 million and $34.9 million, respectively. Accordingly, such ratios have not been presented.

 (9) Total store square footage is based on the Company's actual store formats which include normal selling, office, stockroom and receiving space. Average net sales per store and average net sales per store square foot are based on the average of beginning and ending number of stores and store square footage and are not weighted to take into consideration the actual dates of store openings, closings or expansions.

(10) Comparable store net sales data is calculated based on the change in net sales commencing after the time a new store has been opened twelve months. The first twelve months a new store is open are not included in the comparable store calculation. Relocations are included in comparable store net sales from the date of opening.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements of the Company, the Notes thereto and other data and information appearing elsewhere in this Prospectus. Certain statements under this caption may constitute "forward-looking statements" under the Reform Act which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under the caption "Risk Factors". The Company's fiscal year ends on the Sunday nearest January 31. As used in this section, fiscal 1996 represents the 53 weeks ended February 2, 1997; fiscal 1995 represents the 52 weeks ended January 28, 1996; fiscal 1994 represents the 52 weeks ended January 29, 1995; fiscal 1993 represents the 52 weeks ended January 30, 1994 and fiscal 1992 represents the 52 weeks ended January 31, 1993.

GENERAL

     The Company is the largest retailer of automotive parts and accessories in the Western United States and one of the largest such retailers in the United States. As of February 2, 1997, the Company operated 580 stores as a fully integrated chain under three tradenames, each of which at one time represented a separate retail chain: Checker Auto Parts, founded in 1968 and operating in the Southwestern and Rocky Mountain states; Schuck's Auto Supply, founded in 1917 and operating in the Pacific Northwest; and Kragen Auto Parts, founded in 1947 and operating primarily in California. In December 1986, the Checker Auto Parts and Kragen Auto Parts chains were acquired from Lucky Stores and were combined in 1987 with Schuck's to form the Company.

     From the formation of the Company in 1987, the Company's results of operations have been adversely impacted by a high degree of financial leverage. As a result, during fiscal 1991, the Company engaged in protracted negotiations with its then bank lenders because of the potential of a default under its then existing credit agreement. This, in turn, resulted in the restriction of shipments by certain of the Company's vendors. These vendor restrictions resulted in the fill-rate to stores (the percentage of weekly store orders filled by the Company's warehouses that week, which is currently targeted at 95%) falling to as low as 50% during portions of fiscal 1991. These developments caused further erosion of the Company's results of operations and liquidity, culminating in a restructuring of the Company's then existing credit agreement in fiscal 1992 and in the cancellation of indebtedness of $97.2 million in fiscal 1994. The resulting reduction in financial leverage enabled the Company, in fiscal 1995, to refinance its then remaining bank indebtedness. During fiscal 1996, the Company consummated the Acquisition and Financings which are discussed in greater depth below. See Notes 2 and 5 to Consolidated Financial Statements.

     Beginning in fiscal 1994, the Company initiated a strategic review of its operations in order to improve its operating results, enhance customer service, improve the efficiency of its operations and prepare the Company for accelerated growth. In connection with this program, the Company designed and implemented a sophisticated, centralized infrastructure, installed various store-level information systems, initiated its Commercial Sales Program and accelerated its store expansion and repositioning programs to increase the penetration of its existing markets. Implementation of these initiatives involved large expenditures, including approximately $51.3 million of capital and operating expenditures, and caused certain operating inefficiencies, which adversely impacted operating results during fiscal 1995. However, the Company believes these initiatives have provided significant momentum to the Company's operations and have enabled the Company to significantly improve its operating results during fiscal 1996. During fiscal 1996, the Company's net sales increased to $793.1 million from $718.4 million in fiscal 1995 and its EBITDA increased to $50.5 million in 1996 from $16.1 million in fiscal 1995.

EFFECT OF THE ACQUISITION AND FINANCINGS

     As a result of the Acquisition and Financings, the Company incurred approximately $12.5 million in fees and charges which were expensed in the fourth quarter of 1996 when the Acquisition and Financings were consummated. Such expenses were comprised of advisory and financing fees and expenses of approximately $11.5 million and an accrual for financing fees to an affiliate of Carmel of $1.0 million, which will be paid in March 1998.

     In addition, the Company became obligated to certain members of its management in the amount of approximately $19.9 million under its existing equity participation program. The Company expensed this full amount plus a provision for estimated payroll taxes thereon during the fourth quarter of fiscal 1996 when the Acquisition and Financings were consummated and paid $9.9 million (50% of the total obligation) with proceeds from the Financings. The Company will pay the remaining approximately $10.0 million on or about October 30, 1997, and Carmel will reimburse the Company for 60% (the estimated after-tax cost to the Company) of the amount of such remaining payment. The Company will not recognize any additional expense related to the equity participation payment after the initial charge incurred in the fourth quarter of fiscal 1996.

     In order to recognize Carmel's commitment to fund the second payment, the Company has recorded a $6.0 million capital contribution and corresponding receivable from stockholder. The Company has also recognized a liability of $10.0 million for such amount.


     There was no change to the Company's historical carrying value of assets and liabilities as a result of the Acquisition and Financings, as purchase accounting was not applicable to the Acquisition. See "Acquisition and Financings."


     As a result of the Acquisition and Financings, the Company's liabilities for borrowed funds increased by approximately $131.9 million and its borrowing capacity increased by approximately $100 million. As a result of its increased borrowings, the Company's interest expense will be substantially higher in the future than in recent past fiscal years. Company management believes, but can provide no assurance, that future profitability can be achieved through continued growth in same store sales, continued growth in the Commercial Sales Program, continued improvement in the realization of operating expense reductions through increased efficiency and expansion of the existing store base.

RESULTS OF OPERATIONS

     The following table sets forth the statement of operations data for the Company expressed as a percentage of net sales for the fiscal years indicated.

                                                      FISCAL YEAR ENDED
                                          ------------------------------------------
                                          JANUARY 29,    JANUARY 28,    FEBRUARY 2,
                                             1995           1996            1997
                                          -----------    -----------    ------------
Net sales...............................     100.0%         100.0%         100.0%
Cost of sales...........................      59.6           60.4           58.4
                                             -----          -----          -----
Gross profit............................      40.4           39.6           41.6
Operating and administrative expenses...      37.2           39.1           37.6
Store closing costs.....................       0.4            0.5            1.9
Acquisition charge -- equity
  participation agreements..............        --             --            2.5
                                             -----          -----          -----
Operating profit (loss).................       2.8            0.0           (0.4)
Acquisition fees........................        --             --            1.6
Interest expense........................       1.5            2.0            2.4
Income tax expense (benefit)............       0.1           (0.7)          (1.6)
                                             -----          -----          -----
Income (loss) before extraordinary
  gain..................................       1.2           (1.3)          (2.8)
Extraordinary gain......................      14.1             --             --
                                             -----          -----          -----
Net income (loss).......................      15.3%          (1.3)%         (2.8)%
                                             =====          =====          =====

     Gross profit consists primarily of net sales less the cost of sales and warehouse and distribution expenses. Gross profit as a percentage of net sales may be affected by variations in the Company's product mix, price changes in response to competitive factors and fluctuations in merchandise costs and vendor programs.

     Operating and administrative expenses are comprised of store payroll, store occupancy, advertising expenses, other store expenses and general and administrative expenses, including salaries and related benefits of corporate employees, administrative office occupancy expenses, data processing, professional expenses and other related expenses.

  Fiscal Year Ended February 2, 1997 Compared to Fiscal Year Ended January 28, 1996


     Net sales for fiscal 1996 increased by $74.7 million, or 10.4%, over net sales for fiscal 1995. This increase was due to an increase in comparable store sales of 5.9%, or $42.5 million, and an increase in net sales from new stores of $32.2 million. The Company believes its comparable store sales have benefitted from the installation of its new store-level information systems, implementation of its Commercial Sales Program, its store relocation program and its expanded Priority Parts operations. Sales to commercial customers increased to $89.6 million for fiscal 1996 from $60.8 million for fiscal 1995. During 1996, the Company opened 19 new stores, relocated 37 stores to larger facilities and expanded eight stores at existing locations and closed five stores in addition to relocations.


     Gross profit for fiscal 1996 was $329.7 million or 41.6% of net sales, compared with $284.5 million, or 39.6% of net sales during fiscal 1995. The increase in gross profit percentage resulted from an increase in the sales of automotive hard parts which produce a higher gross profit percentage than other product categories. Gross profit was also favorably impacted due to efficiencies gained from the Company's new warehouse and distribution systems which became fully operational in the fourth quarter of fiscal 1995 (see "Business -- Warehouse and Distribution"). Warehouse and distribution costs declined as a percentage of sales to 3.8% for fiscal 1996 from 4.9% for fiscal 1995. The Company believes that it has been able to obtain better pricing from its vendors as a result of improvement in its financial performance and access to credit during fiscal 1996. These favorable factors were slightly offset in fiscal 1996 by the lower gross margins on commercial sales as compared to retail sales.

     Operating and administrative expenses for fiscal 1996 increased by $16.6 million over such expenses for fiscal 1995 but, as a percentage of net sales, decreased to 37.6% from 39.1%. This decrease reflects the Company's ability to leverage its overhead and fixed expenses with higher sales volume despite an increase of approximately $3.0 million in depreciation and amortization expense associated with the equipment installed as part of its investment in store-based information systems.

     In January 1997, the Company updated its strategic plan relating to the relocation of certain stores. As a result of the Acquisition and Financings, the Company has greater access to capital resources and availability of a sale-leaseback facility for new stores, improving the Company's ability to implement such relocations. While management believes that there will be long-term operating benefits from this strategy, the Company will incur costs for early lease terminations or negative sub-lease rentals for stores vacated under this plan and, accordingly, a charge to earnings of $12.9 million was recorded in January 1997 which increased the provision for store closing costs to $14.9 million for fiscal 1996 from $3.3 million for fiscal 1995.


     In satisfaction of all Company obligations under certain pre-existing equity participation agreements with members of management which arose due to the Acquisition and Financings, the Company recorded a charge of approximately $20.2 million in the fourth quarter of fiscal 1996. (See Note 2 to the Consolidated Financial Statements.) In addition, the Company incurred non-recurring Acquisition and Financings fees totaling $12.5 million which consisted primarily of consulting, legal and accounting fees.


     Interest expense for fiscal 1996 was $19.0 million compared to $14.4 million for fiscal 1995. The increase in interest expense was the result of higher average effective interest rates and the issuance of approximately $131.9 million of new debt in connection with the Acquisition and Financings.

     As a result of the above factors, a net loss of $23.5 million was recorded for fiscal 1996 as compared to a net loss of $9.1 million for fiscal 1995.

  Fiscal Year Ended January 28, 1996 Compared to Fiscal Year Ended January 29, 1995

     Net sales for fiscal 1995 increased by $30.2 million, or 4.4%, over net sales for fiscal 1994. This increase was due to an increase in net sales from new stores ($16.1 million) and an increase in comparable store sales of 2.1% ($14.1 million). Comparable stores sales growth was lower than in previous years primarily because of difficulties relating to hardware and software installed during the conversion and automation of the Company's two distribution centers, which caused fill-rates to decline from targeted levels of approximately 95% to as low as 65% during portions of fiscal 1995. This, in turn, resulted in stores being out of stock with respect to certain products during portions of fiscal 1995. The results were further adversely impacted by weak economic conditions in the Company's California markets. Comparable store sales growth was positively impacted by an increase in the number of relocated stores in fiscal 1995. Commercial sales were $60.8 million in fiscal 1995 compared to $32.6 million in fiscal 1994. During fiscal 1995, the Company opened 24 new stores and relocated 30 stores, expanded nine stores at existing locations and closed a total of two stores in addition to relocations. Fill-rates by year end had improved to approximately 90%.


     Gross profit for fiscal 1995 was $284.5 million, or 39.6% of net sales, compared with $277.8 million, or 40.4% of net sales, during fiscal 1994. The decrease in gross profit percentage was due primarily to an increase in warehouse and distribution costs of 0.6% of net sales resulting from the additional costs incurred (including $1.6 million of pre-opening expenses) during the automation of the Company's distribution centers and related difficulties of such automation. The new distribution facilities became fully operational in the fourth quarter of fiscal 1995 See "Business -- Warehouse and Distribution".


     Operating and administrative expenses for fiscal 1995 increased by $25.5 million over such expenses for fiscal 1994 and, as a percentage of net sales, increased from 37.2% to 39.1%. The increase in the expense ratio for fiscal 1995 was primarily attributable to the expenses associated with developing and implementing the store-based information systems including the new POS system, integration of the POS with the Electronic Parts Catalog ("EPC"), implementation of a Retail Paperless Management System and installation of a store-wide satellite communications network, in the aggregate amount of $6.8 million of which $5.3 million represents non-recurring software development costs and $1.5 million represents an increase in depreciation and amortization expense associated with equipment installed as part of the investments in store-based systems. In addition to the direct costs incurred by the Company to develop and implement these new systems, the Company's store associates were required to spend a significant amount of time off the sales floor being trained on the use of these systems, resulting in an increase in store labor during the period. The Company's out-of-stock position during periods of fiscal 1995 also contributed to the higher store labor costs as a percentage of net sales as associates were forced to direct more of their efforts to outsourcing product. Lastly, during fiscal 1995, the Company expanded its Commercial Sales Centers from 59 to 176 stores. This expansion caused store labor costs to increase as a percentage of net sales due to the increased store labor costs required to service commercial customers and the lower level of sales generated by new Commercial Sales Centers during their start-up phase. As a result, store labor increased by $9.0 million during fiscal 1995 over fiscal 1994 and, as a percentage of net sales, increased to 12.7% from 12.0%. The increase in such expenses was offset in part by a reduction in advertising costs of $4.9 million resulting from the Company limiting its advertising in response to its reduced in-stock position during portions of the fiscal year. Store closing costs increased to $3.3 million in fiscal 1995 compared to $2.7 million for fiscal 1994.

     Interest expense for fiscal 1995 was $14.4 million compared to $10.3 million for fiscal 1994. The increase in interest expense was the result of higher average borrowings and increases in the LIBOR interest rate.

     The Company recorded an income tax benefit of $5.4 million in fiscal 1995. The Company's effective tax rate for fiscal 1994 was 9.0%. See Note 11 to Consolidated Financial Statements.

     As a result of the above factors, the Company incurred a net loss of $9.1 million in fiscal 1995 as compared to net income before extraordinary gain of $8.0 million in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary cash needs have been for the funding of working capital requirements (primarily inventory) and leasehold improvements associated with its store repositioning and expansion program, the automation and fixturing of its distribution centers, the development and roll-out of its store-based information systems, the expansion of its Commercial Sales Program and the increase in the number of hard parts SKU's in its stores. Prior to the Acquisition and Financings the Company had financed its growth and infrastructure investments primarily through internally generated funds, funds borrowed under its previous credit agreement, funds obtained from an affiliate of Carmel in connection with sale-leaseback and other transactions and lease arrangements with third parties.


     The Company believes it has sufficient liquidity to fund its debt service obligations and implement its growth strategy. In addition to its operating cash flow, the Company has access to a $50.0 million off-balance sheet revolving lease facility provided by Transatlantic Finance, Ltd. ("Transatlantic"), an affiliate of Carmel, to support the Company's new store expansion and store relocation program. Pursuant to this facility, Transatlantic, or one or more of its affiliates (each, a "Funding Company" and, collectively, the "Funding Companies") will acquire and develop the land and buildings for sites selected by the Company. Such Funding Company will then lease the facilities to the Company on an operating lease basis, with rents beginning to be paid at the earlier of the opening of the new store or six months after acquisition of the property (the "Base Term Commencement Date") (the Company has typically opened stores within three months of acquisition of a property). The Funding Company intends to sell the assets and associated leases to third parties, thereby replenishing the Company's availability under the facility. The Company's initial basic annual rent with respect to a property will be based upon (i) the 30-year treasury rate at the earlier of the Base Term Commencement Date or the date that the Funding Company resells the lease, plus 400 basis points, and (ii) the Funding Company's cost to acquire and develop such property (including, without limitation, real estate taxes and operating costs incurred during construction, together with interest thereon at The Chase Manhattan Bank, N.A.'s prime rate plus 200 basis points). If the Funding Company is unable to resell the lease prior to the Base Term Commencement Date, it can adjust the rate by up to 200 basis points if requested by the third-party purchaser in order to conform the terms of such lease to the then-current market terms. Historically, the Company has generally been able to lease stores under similar arrangements based upon the applicable treasury rate plus 400 basis points or less. The Company believes that this facility will provide the capital necessary to meet its store growth and relocation plans for the foreseeable future. The terms of the facility were set in the arm's-length negotiations leading to the Acquisition, and the Company believes such terms to be as favorable to it as could be obtained from unaffiliated third parties. The facility may be terminated at the option of the Company or Carmel upon, among other things, the occurrence of any initial public offering of any class of the Company's equity securities or upon the making of a material beneficial modification to the Senior Credit Facility. See "Certain Transactions."


     In addition, in connection with the Acquisition and Financings, the Company entered into the Senior Credit Facility which provides for (i) a $100.0 million term loan, which was drawn down at the closing of the Acquisition and Financings and (ii) a revolver with maximum borrowings of approximately $100.0 million, none of which was drawn down in connection with the Acquisition and Financings. The loans under the Senior Credit Facility are collateralized by a first priority security interest in substantially all the personal property of the Company. Holdings also issued a guarantee of the loans under the Senior Credit Facility, which guarantee is collateralized by a pledge by Holdings of all issued and outstanding capital stock of the Company. Each of the U.S. subsidiaries of the Company also issued a guarantee under the Senior Credit Facility which is collateralized by a first priority security interest in substantially all personal property of such subsidiary, and the Company pledged the issued and outstanding capital stock of each such subsidiary owned by the Company to collateralize indebtedness under the Senior Credit Facility. Amounts available to the Company under the revolver are subject to a borrowing base formula which is based upon certain percentages of the Company's inventories. The Company intends to use borrowings under the revolver for working capital purposes, including potentially to reduce its accounts payable on a selected basis, in an effort to obtain substantially better pricing and terms from its vendors in connection with such paydowns. The Company believes that it can obtain lower pricing from its vendors by reducing its accounts payable, including (i) negotiating discounts on amounts currently owed; (ii) capitalizing on cash discounts currently available in its existing vendor agreements; and (iii) negotiating lower prices in return for quicker payment in the future.

     Historically, the Company has negotiated extended payment terms from suppliers to finance much of its inventory growth, and the Company believes that it will be able to continue financing much of its inventory growth through such extended payment terms. The Company anticipates that inventory levels will continue to increase primarily as a result of new store openings.

     In fiscal 1994, net cash provided by operating activities was $15.1 million. Of this amount, $8.0 million was provided by income before extraordinary gain. Depreciation, amortization and deferred interest contributed an additional $15.1 million of funds, while $8.0 million of funds were used for working capital purposes. Net cash used for investing activities was $19.0 million and was comprised primarily of $4.3 million of funds used to purchase assets held for sale and $14.6 million of funds used for capital expenditures. Net cash used in financing activities was $5.4 million and was comprised primarily of debt repayments of $2.4 million and capital lease payments of $3.0 million.

     In fiscal 1995, net cash used in operating activities was $3.4 million. Of this amount $9.1 million was due to a net loss, while depreciation and amortization contributed $17.0 million of funds and $11.3 million of funds were used for working capital purposes. Net cash used for investing activities was $7.9 million and was comprised primarily of $4.1 million of funds provided by the sale of assets held for sale and $11.6 million of funds used for capital expenditures. Net cash provided by financing activities was $12.7 million and was comprised primarily of net borrowings of $13.9 million under the Prior Credit Agreement, capital lease payments of $5.0 million and a capital contribution of $4.7 million from Holdings. See "Certain Transactions."

     In fiscal 1996, net cash used by operating activities was $38.4 million. Included in the $38.4 million of net cash used by operating activities is $32.6 million of acquisition related, non-recurring charges, a $23.5 million net loss, an $11.3 million increase in deferred taxes, depreciation and amortization of $20.6 million and $24.2 million used for working capital. Net cash used for investing activities was $10.7 million and was comprised of $6.3 million of funds used for capital expenditures and a net $4.4 million of purchases in excess of proceeds for assets held for sale. Net cash provided by financing activities was $49.9 million and was comprised primarily of the issuance of $125.0 million of the Old Notes, a dividend paid to an affiliate of $238.5 million, a contribution from Holdings of $100.9 million, deferred bond and finance costs of $18.6 million, issuance of preferred stock of $46.0 million, net borrowings of $41.9 million, and payments on capital lease obligations and other expenses of $6.8 million.

     Capital expenditures were $14.6 million in fiscal 1994, $11.6 million in fiscal 1995 and $6.3 million in fiscal 1996. The Company opened, relocated or expanded 27 stores during fiscal 1994, 63 stores during fiscal 1995 and 64 stores during fiscal 1996. Excluding expenditures for new, expanded and relocated stores, the Company's capital expenditures during these periods were primarily for refixturing its stores, automating and fixturing its distribution centers, opening its Priority Parts depots and upgrading its information systems. The Company opened, relocated or expanded 64 stores during fiscal 1996 and plans to open, relocate or expand an additional approximately 75 to 100 stores during fiscal 1997. Additional budgeted capital expenditures include amounts for store remodels and maintenance, as well as for improvements in distribution and information systems. The Company anticipates that the majority of its new and relocated stores during fiscal 1997 will be financed by sale-leaseback or similar arrangements structured as operating leases that require no net capital expenditures by the Company except for fixtures and store equipment. For the remainder of its planned new and relocated stores, the Company expects to spend approximately $120,000 per store for leasehold improvements.


     The sale-leaseback and similar arrangements will allow the Company to open, relocate and expand more stores than it would otherwise be able to without the availability of such financing. For the most part, the Company plans to use the off-balance sheet facility provided by Transatlantic described above. With respect to this facility, the Funding Companies will acquire and develop the land and buildings for sites selected by the Company and then lease the facilities to the Company. The Company may also enter into sale-leaseback arrangements not provided pursuant to the Transatlantic facility, pursuant to which it will purchase land, build a store and sell the store to a third-party lessor. During the period the Company owns the land and builds the store, the assets will be recorded as assets held for sale. While the Company believes that the off-balance sheet facility provided by Transatlantic described above will provide the capital necessary to meet its store growth and relocation plan for the foreseeable future, if necessary, the Company may access the Senior Credit Facility, secure other alternative means of financing and/or utilize cash flow from operations to the extent available.

     In addition to capital expenditures, the Company's new stores will require an investment in working capital, principally for inventories, of approximately $250,000 per new store. A substantial portion of these inventories are expected to be financed through vendor payables. Pre-opening expenses consisting primarily of store set-up costs and training of new store associates, average between $35,000 and $40,000 per store and are expensed during the month in which a store is opened. See Note 1 to Consolidated Financial Statements.

     In February 1995, the Company entered into the Prior Credit Agreement with a group of lending institutions (the "Previous Lenders"). Under the Prior Credit Agreement, the Company obtained a term loan in the original principal amount of $5.0 million and obtained revolving credit loans in an aggregate principal amount of up to $100.0 million. During fiscal 1995, the Company defaulted in its compliance with certain then existing financial covenants related to earnings and balance sheet ratios in the Prior Credit Agreement, which defaults the Previous Lenders subsequently waived in connection with their agreement to modify such covenants in a manner which resulted in compliance by the Company for the periods completed and facilitated continued compliance in subsequent periods.

     On October 30, 1996, the Company repaid all amounts outstanding under the Prior Credit Agreement, terminated the Prior Credit Agreement and entered into the Senior Credit Agreement. At February 2, 1997, $138.0 million was drawn under the Senior Credit Agreement and the Company had $62.0 million of existing availability thereunder, subject to borrowing base restrictions which would have permitted $43.1 million of such amount to be borrowed. The outstanding principal amount under the term loan bears interest at LIBOR plus 3.0%. The amount outstanding under the revolving credit portion bears interest at LIBOR plus 2.5%. At February 2, 1997, the average interest rate under the Senior Credit Agreement was approximately 8.5%.

     During fiscal 1995 and fiscal 1996, certain affiliates of Carmel made available to the Company an aggregate of $39.8 million of funding. The funding consisted of: (i) the purchases from certain Company vendors of payables owed by the Company, (ii) a capital contribution and (iii) payments to the Company in the form of sale-leaseback transactions pursuant to which new and relocated Company stores and store fixtures were purchased by the affiliate at the Company's cost and are being leased back to the Company. The Company believes that the terms of such sale-leaseback transactions were at least as favorable as terms that the Company would have received in similar transactions entered into with unaffiliated third parties. The Company has replaced certain of these sale-leasebacks with similar arrangements with unrelated third parties where the proceeds of the replacement transactions received by the Company's affiliate were used to enter into additional sale-leaseback transactions with the Company on substantially similar terms as the original sale-leasebacks. The terms of the replacement transactions were set in arms-length negotiations, although generally not as favorable to the Company as the original sale-leasebacks entered into with affiliates of Carmel. The Company intends to continue to replace such sale-leasebacks. See "Certain Transactions" and Note 3 to Consolidated Financial Statements.

QUARTERLY RESULTS AND SEASONALITY

     The Company's business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August, in which average weekly per store sales have historically been approximately 15% higher than in the slowest months of December through February. The Company's business is, in addition, affected by weather conditions. While unusually severe weather tends to soften sales as elective maintenance is deferred during such periods, extremely hot and cold weather tend to enhance sales by causing parts to fail and sales of seasonal products to increase.

     The following table sets forth certain quarterly unaudited operating data of the Company for fiscal 1994, 1995 and 1996. The unaudited quarterly information includes all adjustments which management considers necessary for a fair presentation of the information shown.

     The data presented below should be read in conjunction with the Consolidated Financial Statements, including the related Notes thereto included herein, the other financial information included herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                    FISCAL 1994
                                                  -----------------------------------------------
                                                   FIRST        SECOND       THIRD        FOURTH
                                                  QUARTER      QUARTER      QUARTER      QUARTER
                                                  --------     --------     --------     --------
                                                                  (IN THOUSANDS)
Net sales.....................................    $164,622     $175,498     $180,522     $167,493
Gross profit..................................      65,044       70,200       73,541       68,992
Operating income..............................       4,369        5,424        6,621        2,763
Income before extraordinary gain..............         796        2,024        2,944        2,274
Net income(1).................................         796       92,641        2,944        8,843
EBITDA........................................       7,622        8,651        9,793        6,216

                                                                    FISCAL 1995
                                                  -----------------------------------------------
                                                   FIRST        SECOND       THIRD        FOURTH
                                                  QUARTER      QUARTER      QUARTER      QUARTER
                                                  --------     --------     --------     --------
                                                                  (IN THOUSANDS)
Net sales.....................................    $172,301     $186,073     $186,054     $173,924
Gross profit..................................      68,589       71,416       74,236       70,294
Operating income (loss).......................         390          578        1,145       (2,275)
Net loss......................................      (1,798)      (1,914)      (1,645)      (3,737)
EBITDA........................................       3,799        4,367        5,473        2,460

                                                                    FISCAL 1996
                                                  -----------------------------------------------
                                                   FIRST        SECOND       THIRD        FOURTH
                                                  QUARTER      QUARTER      QUARTER      QUARTER
                                                  --------     --------     --------     --------
                                                                  (IN THOUSANDS)
Net sales.....................................    $189,185     $200,895     $202,335     $200,677
Gross profit..................................      75,476       82,500       84,773       86,969
Operating income (loss)(2)....................       6,026        7,046        8,426      (24,862)
Net income (loss)(3)..........................       1,499        2,113        2,831      (29,977)
EBITDA........................................      10,910       11,959       13,167       14,508

---------------

(1) The Company recorded extraordinary gains of $90.6 million in the second quarter and $6.6 million in the fourth quarter of fiscal 1994. The extraordinary gains represent gains resulting from cancellation of a portion of the Company's long-term debt.

(2) Operating income in the fourth quarter of fiscal 1996 was negatively affected by non-recurring charges of $20.2 million related to the Acquisition and Financings (see Note 2 to Consolidated Financial Statements) as well as by a provision for store closing costs totaling $12.9 million (see Note 12 to Consolidated Financial Statements).

(3) Net income in the fourth quarter of fiscal 1996 was negatively affected by non-recurring charges of $32.6 million related to the Acquisition and Financings (see Note 2 to Consolidated Financial Statements) as well as by a provision for store closing costs totaling $12.9 million (see Note 12 to Consolidated Financial Statements).

INFLATION

     The Company does not believe its operations have been materially affected by inflation. The Company believes that it will be able to mitigate the effects of future merchandise cost increases principally through economies of scale resulting from increased volumes of purchases, selective forward buying and the use of alternative suppliers.

                                    BUSINESS

     In addition to the historical information contained herein, certain statements under this caption constitute "forward-looking statements" under the Reform Act which involve risks and uncertainties. The Company's actual results may differ significantly from those discussed herein. Factors that might cause such a difference include, but are not limited to, those discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as those discussed elsewhere in this Prospectus.

GENERAL

     The Company is the largest retailer of automotive parts and accessories in the Western United States and one of the largest such retailers in the United States. As of February 2, 1997, the Company operated 580 stores as a fully integrated chain under three tradenames, each of which at one time represented a separate retail chain: Checker Auto Parts, founded in 1968 and operating in the Southwestern and Rocky Mountain states; Schuck's Auto Supply, founded in 1917 and operating in the Pacific Northwest; and Kragen Auto Parts, founded in 1947 and operating primarily in California. Each chain has a long operating history, established name recognition and a loyal customer base in its respective markets. In December 1986, the Checker Auto Parts and Kragen Auto Parts chains were acquired from Lucky Stores and merged in 1987 with Schuck's to form the Company. Based on store count, the Company believes it is the largest retailer of automotive parts and accessories in 18 of its 24 markets.

     The Company is a consumer-oriented, specialty retailer primarily servicing the DIY customer, with an increasing emphasis on the commercial customer. The Company offers a broad selection of national brand name and private label automotive products for domestic and imported cars, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items and accessories. The Company's operating strategy is to offer these products at generally the lowest prices in each of its markets and at conveniently located and attractively designed stores, supported by knowledgeable and courteous customer service personnel. As a speciality retailer, the Company has chosen not to sell tires or perform automotive repairs or installations.

     Beginning in fiscal 1994, the Company initiated a strategic review of its operations in order to improve profitability, enhance customer service, improve the efficiency of its operations and prepare the Company for accelerated growth. In connection with this program, the Company designed and implemented a sophisticated, centralized infrastructure, installed various store-level information systems, initiated its Commercial Sales Program and accelerated its store expansion and repositioning programs to increase the penetration of its existing markets. Implementation of these initiatives involved large expenditures, including approximately $51.3 million of capital and operating expenditures, and caused certain operating inefficiencies, which adversely impacted operating results during fiscal 1995. However, the Company believes these initiatives have provided significant momentum to the Company's operations and have enabled the Company to significantly improve its operating results during fiscal 1996. In fiscal 1996, the Company's sales increased to $793.1 million from $718.4 million and its EBITDA increased to $50.5 million from $16.1 million in the comparable period during fiscal 1995.

     Several of the Company's key initiatives that have been implemented beginning in fiscal 1994 are summarized below.

     - Commercial Sales Program -- The Company formalized and expanded its marketing efforts to the commercial segment of the automotive aftermarket, which the Company believes constitutes in excess of 50% of the approximately $75 billion of annual sales for this market. The Company increased the number of stores with Commercial Sales Centers from an initial roll-out of five at September 30, 1994 to 176 at January 28, 1996 and to 292 at February 2, 1997. Principally as a result of this expansion, the Company's sales to commercial accounts (including sales by stores without Commercial Sales Centers) grew to $89.6 million in fiscal 1996 from $60.8 million in fiscal 1995 and $32.6 million in fiscal 1994. The Company's Commercial Sales Program became profitable in the first quarter of fiscal

       1996. Based on the success of this Program, the Company is evaluating opportunities to add Commercial Sales Centers to its existing and new stores.

     - Warehouse and Distribution -- The Company completed the conversion of its warehouse and distribution facilities from a manual, labor intensive, paper-based system to a technologically advanced, fully integrated system, which has significantly reduced warehouse and distribution costs while providing the Company with sufficient capacity to meet the requirements of its growth plans for the foreseeable future. This new system became fully operational during the fourth quarter of fiscal 1995. In fiscal 1996, the Company's warehouse and distribution expense as a percentage of sales declined to 3.8% from 4.9% during the comparable period of fiscal 1995.

     - Store-Level Information Systems -- The Company has installed several store-level systems which have improved store labor productivity and enabled the Company to provide enhanced customer service. These initiatives have included installing a new POS system, integrating the POS with the EPC, implementing its Retail Paperless Management System and installing a store-wide satellite communications network.

     - Customer Service Initiatives -- In order to better develop its employees' technical expertise and customer service skills, the Company increased its focus on formal classroom training and on-the-job training, customer service measurement systems and incentive programs for its district managers, store managers, sales associates and other employees. The Company believes these programs have resulted in an increased level of customer service and store-level efficiency.

     - Expanded Product Selection -- The Company expanded its Priority Parts operation by improving its delivery system and adding eight strategically located parts depots to its two existing locations. This expansion has enabled the Company to better serve its customers by making available to more than 400 of its stores, on a same day delivery basis, an additional 200,000 SKUs not regularly stocked in its stores and has also enabled it to increase sales to commercial accounts due to the broader availability of automotive hard parts. Prior to this expansion, this same day delivery service was available to only 80 of the Company's stores. The Company believes that its Priority Parts operation provides it with an important competitive advantage.

     - Centralized Call Center -- The Company completed the installation of a centralized Call Center that handles the overflow of customer calls during the stores' busiest hours of operation. Use of the Call Center allows sales associates to give undivided attention to customers at the store, while customers who call the store are serviced directly by Call Center operators who are dedicated to such callers. As a result, the Call Center has enhanced customer service while improving store labor productivity. At February 2, 1997, over 200 of the Company's stores had access to the Call Center.

     - Store Expansion and Repositioning -- The Company has accelerated the relocation of smaller stores to larger stores at better locations, the expansion of certain other stores and the opening of new stores primarily in existing markets. During fiscal 1996, the Company opened a total of 56 new stores (of which 37 resulted from relocations of existing stores) and expanded eight stores. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company's strategy is to continue to increase its revenue and cash flow by capitalizing on the systems and programs which it has implemented and also to substantially grow its store count. The Company believes that key components of its expected profitability improvements will be: (i) the continued maturation of its existing Commercial Sales Centers, combined with expansion of its Commercial Sales Program to additional stores; (ii) increased operating margins as a result of efficiencies in its warehouse and distribution system and its significant investments in store-level systems which improve store labor productivity; and
(iii) accelerating the Company's new store and relocation program.

     The focus of the Company's expansion strategy is to open, relocate or expand stores primarily in existing markets in order to further increase its name recognition and market penetration while benefiting from economies of scale in advertising, management and distribution costs. The Company opened, relocated or expanded 64 stores in fiscal 1996 and 63 stores in fiscal 1995 and plans to open, relocate or expand approximately 75 to 100 stores in fiscal 1997. As of February 2, 1997, the Company has executed purchase contracts or leases for 51 additional stores and is in various stages of negotiation for 78 more sites. The Company has also identified numerous potential additional sites for future expansion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a discussion of the anticipated capital expenditures and sources of financing for the Company's expansion plans.

AUTOMOTIVE AFTERMARKET INDUSTRY

     According to industry estimates, the size of the automotive aftermarket for replacement parts, maintenance items and accessories was approximately $75 billion in sales in 1995. The Company believes that the automotive aftermarket for parts, maintenance items and accessories is growing because of, among other things, (i) increases in the size and age of the country's automotive fleet,
(ii) increases in the number of miles driven annually per vehicle, (iii) the higher cost of new cars as compared to historical costs, (iv) the higher cost of replacement parts as a result of technological changes in recent models of vehicles and (v) the increasing labor costs associated with parts, installation and maintenance.

     The automotive aftermarket distribution channels are highly fragmented. The Company believes, however, that the industry is consolidating as national and regional specialty retail chains gain market share at the expense of smaller independent operators and less specialized mass merchandisers. Automotive specialty retailing chains with multiple locations in given market areas, such as the Company, enjoy competitive advantages in purchasing, distribution, advertising and marketing compared to most small independent retailers. In addition, the increase in the number of automotive replacement parts caused by the significant increase in recent years in the variety of domestic and imported vehicle makes and models has made it difficult for smaller independent retailers and less specialized mass merchandise chains to maintain inventory selection broad enough to meet customer demands. The Company believes this has created a competitive advantage for those automotive speciality retailing chains, such as CSK Auto, Inc. that have the distribution capacity and sophisticated information systems to stock and deliver a broad inventory selection.

MARKETING AND MERCHANDISING STRATEGY

     The Company's marketing and merchandising strategy is to build market share by providing a broad selection of national brand name and private label products at generally the lowest prices in each of its markets at conveniently located and attractively designed stores, supported by knowledgeable and courteous customer service personnel.

  Customer Service

     The Company is a customer-oriented retailer dedicated primarily to DIY consumers. The Company's sophisticated, centralized infrastructure and store-based information systems, as well as its extensive training programs, are designed to enhance customer service.

     The Company believes that recruiting, training and retaining high quality sales associates is a major ingredient of successful retailing. The Company has implemented training programs and incentives to encourage the development of technical expertise by its sales associates that enables them to effectively advise customers on product selection and use. CSK University, the Company's sales associate development program, is dedicated to the continuous improvement of store associates through structured on-the-job training and formal classroom education. The curriculum focuses on four areas of the associates' development:
(i) customer service skills, (ii) basic automotive systems, (iii) advanced automotive systems and (iv) management development. More than 1,200 associates have passed the ASEP2 (a nationally recognized diploma for parts technicians) after completing the Company's automotive system training. Much of the training is delivered through formal classes in 14 training centers that are fully equipped with the same systems as are in the Company's stores. The Company also provides continuing training programs for store managers and district managers designed to assist them in increasing store-level efficiency and improving their potential for promotion. The Company believes that its training programs enable sales associates to provide a high level of service to a wide variety of customers ranging from less-informed DIY consumers to more sophisticated purchasers requiring diagnostic advice. In addition, the Company requires periodic meetings of district and store managers to facilitate and enhance communications within the organization.

     In order to satisfy its customers, the Company has adopted several service initiatives, including free testing of starters, alternators and batteries; free charging of batteries; installation assistance for batteries, windshield wipers and other selected products; "no hassle" return policies; and electronically maintained lifetime warranties, which eliminate the need for consumer record keeping. The Company's significant investments in store associate training and store-level systems have enabled its in-store personnel to devote more time to attending to their customers' automotive needs.

     The Company is enhancing its customer service by implementing a program to measure and improve the level of customer service at each store. The Company uses its centralized database as a source to make approximately 64,000 calls annually to customers inquiring as to their overall satisfaction with the Company's associates, pricing, product selection and quality. A quantified customer satisfaction index is provided to each store and the appropriate management personnel to ensure that customer service levels remain a store focus.

  Product Selection

     The Company's objective is to carry a broad selection of national brand name products that generate customer traffic and have strong appeal to its commercial customers. In addition, the Company stocks a wide selection of high quality private label products that appeal to value conscious customers. Private label products accounted for approximately 25% of total sales in fiscal 1995. Each store offers an extensive product line, including automotive hard parts such as starters, alternators, shock absorbers, mufflers, brakes, spark plugs and batteries, as well as a wide variety of maintenance items, such as motor oil, lubricants, waxes, cleaners, polishes and antifreeze. In addition, each store offers general accessories such as car stereos, alarms, trim, floor mats, tools and seat covers.

     The Company's stores, which average approximately 6,260 square feet in size, offer between 12,000 and 19,000 SKUs of well-known, national brand name and private label automotive products. In the event that a store does not carry a specific part, associates are able to access the Company's Priority Parts operation. Beginning in fiscal 1994, the Company expanded its Priority Parts operation by improving its delivery system and adding seven strategically located parts depots to its two existing locations, which has enabled the Company to (i) better serve its customers by making available to more than 400 of its stores an additional 200,000 SKUs on a same-day delivery basis and 500,000 SKUs on a next-day delivery basis; and (ii) increase sales to commercial accounts due to broader availability of automotive hard parts. Prior to this expansion, this same day delivery service was available to only 80 of the Company's stores. An additional 400,000 SKUs can be ordered for delivery within three days. The Company's Priority Parts operation handles approximately 150,000 inquiries each week. Store associates are able to electronically inquire on price and availability and order parts from the Priority Parts operation through the EPC and receive immediate confirmation of availability without having to make telephone inquiries. The Company believes that its Priority Parts operation provides it with an important competitive advantage.

     The Company has recently commenced a merchandising program designed to determine the optimal inventory mix at the individual store level based on that store's historical sales trends. The Company has classified its product mix into 91 separate categories and believes that it can improve store sales, gross profit and inventory turnover by tailoring individual store inventory mix based on historical sales patterns for each of the 91 product categories. This program has been completed for over 45 hard part categories in fiscal 1996 and the Company expects to fully implement this program for all remaining categories by the end of fiscal 1997.

  Pricing

     The Company's pricing strategy is to generally offer the lowest prices in each of its markets. The Company offers to beat by 5% any competitor's lower price. The Company closely monitors its competitors to ensure aggressive pricing in all markets with merchandise generally priced below manufacturers' suggested retail prices. The Company maintains numerous pricing zones in order to maximize margins while maintaining its price competitiveness.

  Advertising

     The Company supports its marketing and merchandising strategy through print, radio and television advertising, as well as through in-store promotional displays. The Company advertises in print through the use of monthly color circulars. The circulars, which are produced by the Company's in-house advertising department, emphasize specific products and contain redeemable coupons. The Company advertises on radio, television and billboards primarily to reinforce the Company's image and name recognition. Television advertising is targeted to sports programming and radio advertising primarily is aired during drive time. The Company's in-store signs and displays are used to promote products and identify departments, as well as to announce store specials. The Company also has web sites on the Internet at: (i) http://www.checkerauto.com,
(ii) http://www.schucks.com and (iii) http://www.kragen.com.

  Proprietary Credit Card

     The Company has initiated the use of a private label credit card which will facilitate its customers' purchases of certain more expensive products such as engines, transmissions and carburetors, provide customer convenience, and further develop customer loyalty. The credit risk of the new program is being absorbed by the third-party administrator of the credit card, Household Retail Services, Inc.

STORE-BASED INFORMATION SYSTEMS

     Beginning in fiscal 1994, the Company focused on developing store-based information systems designed to improve the efficiency of its operations and enhance customer service. The Company's store-based information systems are described below.

  Point of Sale System

     The Company has installed new cash registers and software in all of its stores, which electronically capture and report customer transactions ("point of sale" or "POS"). The new POS system, which was rolled-out between June and October 1995, has improved store productivity and customer service by streamlining in-store procedures. Customer transactions previously requiring handwritten information have been eliminated as registers are now tied to the EPC and the central inventory system. This allows for paperless transactions and electronic maintenance of warranty information. Additionally, the POS software tracks the history of individual customer purchases, which allows the Company to monitor customer activity for use in regionalized marketing and merchandising programs.

  Electronic Parts Catalog

     The Company has upgraded and expanded the capabilities of its EPC, which is installed in each of its stores. The EPC is a software based system that identifies the location and availability of over one million parts. The EPC is a user-friendly tool that enables the Company's sales associates to assist customers in parts selection and ordering based on simple input of the year, model and engine type and application needed. The EPC system covers vehicles with model years from 1967 through 1996. Once provided with this basic information, the EPC displays which part is needed and whether it is located in the store. If the part is not available at the store, the EPC indicates whether it can be obtained by special order through the Company's Priority Parts depots or certain warehouse distributors with same day delivery, or directly from the manufacturer. Information about the customer's car can be entered into a permanent customer database that can be instantly accessed whenever the customer visits or phones the store. The EPC also displays related parts that the sales associates can recommend to the customer for purchase, and prints parts lists for the customer. In fiscal 1995, the Company enhanced the effectiveness of the EPC by integrating it with its new POS system and centralized Company database. This integration improves customer service by (i) reducing check-out time by fully automating the ordering process between the parts counter and the POS register,

(ii) allowing the store associate to order parts electronically with immediate confirmation of availability and/or delivery, and (iii) providing up to the minute pricing of products.

  Retail Paperless Management System

     The Company has installed its Retail Paperless Management System ("RPMS"), which is a store-based software system used to improve store efficiency. The RPMS provides for interactive store associate development and testing, communication via Company-wide electronic mail, knowledge-based interviewing of associate applicants, automated associate time and attendance recording and forms automation. The Company completed the roll-out of the RPMS in January 1995 and continues to implement new features.

  Satellite Communications Network

     The Company has established a satellite communications network linking all of its stores with its corporate office. The satellite network enables the Company to efficiently obtain and deliver to its stores all file transfers, including pricing down-loads, sales information updates and interactive transactions such as electronic parts ordering. The system also broadcasts common files to all stores simultaneously to update the EPC. Additionally, the satellite network significantly increases the speed of credit card and check authorization. The Company completed the roll-out of the satellite network during the middle of fiscal 1994.

  Call Center

     The Company has established a centralized Call Center whereby store personnel have the option to reroute customer calls to a central location during the store's busiest hours of operation. The Call Center is equipped to enable Call Center personnel to perform all functions that store personnel would normally handle, such as store specific parts look-up, price look-up and inventory availability verification. Associates in the Call Center can take an order from a customer and transmit it to the store, enabling the order requested to be picked-up by the customer. Use of the Call Center allows sales associates to give their undivided attention to customers at the store while customers who call the store are serviced directly by Call Center operators who are dedicated to such callers. The Company currently has more than 200 stores with the capability of accessing the Call Center.

STORE OPERATIONS

     The Company's stores are divided into five geographic regions: Southwest, Rocky Mountain, Northwest, Southern California and Northern California. Each region is administered by a regional manager, each of whom oversees seven to ten district managers. Each of the Company's district managers has responsibility for between six and 15 stores. As of February 2, 1997, the geographic distribution of the Company's stores and the tradenames under which they operate are set forth in the table below.

                                                  SCHUCK'S       CHECKER        KRAGEN      COMPANY
                                                 AUTO SUPPLY    AUTO PARTS    AUTO PARTS     TOTAL
                                                 -----------    ----------    ----------    -------
    California.................................       --              1           256         257
    Washington.................................       73             --            --          73
    Arizona....................................       --             69            --          69
    Colorado...................................       --             50            --          50
    Idaho......................................       13              3            --          16
    Oregon.....................................       23             --            --          23
    Utah.......................................       --             24            --          24
    New Mexico.................................       --             17            --          17
    Texas......................................       --             19            --          19
    Nevada.....................................       --             13             4          17
    Montana....................................       --              8            --           8
    Iowa.......................................       --              1            --           1
    Nebraska...................................       --              3            --           3
    Wyoming....................................       --              3            --           3
                                                     ---            ---           ---       -------
                                                     109            211           260         580
                                                 =========      ========      ========      =======

     Stores generally are open seven days a week, with hours from 8:00 a.m. to 9:00 p.m. (9:00 a.m. to 6:00 p.m. on Sundays). Each store employs approximately 10 to 20 associates, including a store manager, two assistant store managers and a staff of full-time and part-time associates.

  Store Formats

     The Company's stores generally are located in high visibility, high traffic strip shopping centers or in free standing units adjacent to strip shopping centers. The stores, which range in size from 2,800 to 15,000 square feet, average approximately 6,260 square feet in size and offer between 12,000 and 19,000 SKUs.

     During fiscal 1995, the Company designed three prototype stores of 6,000, 8,000 and 12,000 square feet in size. The store size for a given new location is selected based upon volume expectations determined through demographics and other Company studies included in the Company's detailed site selection process (see "-- Store Development and Expansion Strategy"). Prior to redesign of the current prototype stores, the Company utilized various store prototype sizes including 5,400 and 7,000 square foot prototypes. The following table sets forth the Company's stores, by size, as of February 2, 1997:

                                                                                NUMBER OF
                                    STORE SIZE                                   STORES
    --------------------------------------------------------------------------  ---------
    10,000 sq. ft. or greater.................................................      38
    8,000-9,999 sq. ft........................................................      74
    6,000-7,999 sq. ft........................................................     126
    5,000-5,999 sq. ft........................................................     191
    Less than 5,000 sq. ft....................................................     151

     Approximately 60% of the Company's stores are freestanding, with the balance principally located within strip shopping centers. Approximately 85% to 90% of each store's square footage is selling space, of which approximately 40% to 50% is dedicated to automotive hard parts inventory. The hard parts inventory area is fronted by a counter staffed by knowledgeable parts personnel and is equipped with EPCs. The remaining selling space contains gondolas for accessories and maintenance items, including oil and air filters, additives, waxes and other parts, together with specifically designed shelving for batteries and, in many stores, oil products.

STORE DEVELOPMENT AND EXPANSION STRATEGY

     In the second half of fiscal 1994, the Company accelerated the repositioning of its store base primarily through (i) the relocation of existing facilities to larger facilities at better locations, (ii) the expansion of certain other existing facilities and (iii) the opening of new stores in existing markets. The Company has identified most of its stores smaller than 5,000 square feet as future relocation or expansion priorities.

     The following table sets forth the Company's store development activities during the periods indicated.

                                                                     FISCAL YEAR ENDED
                                                  -------------------------------------------------------
                                                  JAN. 31,    JAN. 30,    JAN. 29,    JAN. 28,    FEB. 2,
                                                    1993        1994        1995        1996       1997
                                                  --------    --------    --------    --------    -------
    Beginning stores............................     549         524         538         544        566
    New stores..................................       1          15          10          24         19
    Relocated stores............................       7          25          12          30         37
    Closed stores (including relocated
      stores)...................................     (33)        (26)        (16)        (32)       (42)
                                                     ---         ---         ---         ---        ---
      Ending stores.............................     524         538         544         566        580
                                                     ---         ---         ---         ---        ---
    Expanded stores.............................       2          13           5           9          8
    Total new, relocated and expanded stores....      10          53          27          63         64
                                                     ---         ---         ---         ---        ---

     During fiscal 1996, the Company opened 19 new stores, relocated 37 stores and expanded eight stores at a total cost of approximately $34.0 million, of which $30.2 million was funded through sale-leasebacks and $3.8 million was funded with internally generated funds.

     During fiscal 1995, the Company opened 24 new stores, relocated 30 older stores and expanded nine stores. Store expansion expenditures totaled approximately $18.9 million, of which $15.5 million was funded through sale-leasebacks, and $3.4 million was funded with internally generated funds.

     During fiscal 1994, the Company established its Market Strategy Group as part of its Real Estate Department. This Group utilizes a sophisticated, market-based approach that identifies locations based on detailed demographic and competitive studies, including population density, growth patterns, age, ethnicity, per capita income, vehicle traffic counts, and the number and type of existing automotive-related facilities, such as automotive parts stores and other competitors within a pre-determined radius of the potential new location. These potential locations are compared to existing Company locations to determine opportunities for relocating or expanding existing stores and opening new stores.

     The Company is seeking to further penetrate its existing markets in the Western United States by (i) expanding successful stores at existing locations and, if necessary, by relocating stores in the same market to maximize sales volume and profitability at proven sites and (ii) adding new stores primarily to markets currently served by the Company in order to increase market penetration, while benefiting from economies of scale in advertising, distribution and management costs.

     The Company opened, relocated or expanded 64 stores in fiscal 1996, of which approximately 70% were relocations or expansions. The Company plans to open, relocate or expand approximately 75 to 100 stores in fiscal 1997, primarily in its existing markets. As of February 2, 1997, the Company has executed purchase contracts or leases for an additional 51 stores and is in varying stages of negotiations for 78 more sites for relocations or additional stores and has identified numerous potential additional sites for future expansion. New stores generally become profitable during the first year of operation.

COMMERCIAL SALES PROGRAM

     In addition to its primary focus on serving the DIY consumer, in late fiscal 1994 the Company increased and formalized its marketing efforts to the commercial segment of the automotive replacement parts market. The Company believes that this segment of the market constitutes in excess of 50% of the approximately $75 billion of annual sales in the automotive aftermarket for replacement parts, maintenance items and accessories. The Commercial Sales Program, which is intended to facilitate penetration of this market segment, is targeted to professional mechanics, auto repair shops, auto dealers, fleet owners, mass and general merchandisers with auto repair facilities and other commercial repair outlets located near the Company's stores. Each Commercial Sales Center has a dedicated in-store salesperson, driver and delivery vehicle. In addition, the Company employs a District Sales Manager who has responsibility for servicing existing commercial accounts and developing new commercial accounts for approximately every five stores that have a Commercial Sales Center.

     In fiscal 1993, prior to the formalization and roll-out of the Commercial Sales Program, sales to commercial customers were $18.6 million. The Company has experienced strong growth in sales to commercial customers as a result of the opening and maturation of its Commercial Sales Centers. At September 30, 1994, the Company commenced operating Commercial Sales Centers in five of its stores and at February 2, 1997, it operated Commercial Sales Centers in 292 of its stores. Commercial sales increased to $60.8 million in fiscal 1995 from $32.6 million in fiscal 1994 and to $89.6 million for fiscal 1996. Based on the initial success of this program, which became profitable in the first quarter of fiscal 1996, the Company intends to add its Commercial Sales Centers to approximately 50% of all new stores opened in future years.

PURCHASING

     Merchandise is selected and purchased for all stores by personnel at the Company's corporate headquarters in Phoenix, Arizona from over 300 suppliers. No one class of product and no single supplier accounted for as much as 10% of the Company's total sales or purchases in fiscal 1996.

     The Company's inventory management systems include the E-3 Trim Buying System, which provides inventory movement forecasting based upon history, trend and seasonality. Combined with service level goals, vendor lead times and cost of inventory assumptions, the E-3 Trim Buying System determines the timing and size of purchase orders. Approximately 90% of the dollar value of transactions are sent via electronic data interchange, with the remainder being sent by a computer facsimile interface. The Company's store replenishment system generates orders based upon store on-hand and store model stock. This incudes an automatic model stock adjustment system utilizing historical sales, seasonality and store presentation requirements. The Company has also recently implemented an allocation system that enables it to allocate seasonal and promotional merchandise based upon a store's history for prior promotional and seasonal sales.

     The Company offers products with nationally recognized, well advertised, brand names, such as Armor All, Autolite, Blue Streak, Castrol, Dayco, Exide, Fel-Pro, Fram, Havoline, Mobil, Monroe, Pennzoil, Prestone, Quaker State, Slick 50, Stant, Sylvania, Turtle Wax and Valvoline. In addition to brand name products, the Company's stores carry a wide variety of high quality private label products. Because most of such products are produced by nationally recognized manufacturers that produce similar brand name products that enjoy a high degree of consumer acceptance, the Company believes that its private label products are of a quality that is comparable to such brand name products.

     As a result of its improved financial performance and its expected increase in order amounts as it continues to increase its store count, the Company anticipates that it will broaden its vendor base and achieve improved pricing and terms from its existing vendors.

WAREHOUSE AND DISTRIBUTION

     The Company has converted its warehouse and distribution system from a manual, labor intensive, paper-based system to a technologically advanced fully integrated system, which became fully operational during the fourth quarter of fiscal 1995. This conversion has significantly reduced warehouse and distribution costs, while providing the Company with sufficient capacity to meet the requirements of its growth plans for the foreseeable future. The new system utilizes bar coding, radio frequency scanners and sophisticated conveyor and put-to-light systems. As part of the overhaul of its warehouse and distribution system, the Company consolidated from three to two main distribution centers and expanded from two to four regional distribution centers during fiscal 1995.

     In June 1995, the Company completed the construction of its main distribution center in Phoenix, Arizona, which incorporated the new system and replaced the Company's existing Phoenix distribution center in October 1995. During the period from June to October 1995, the Company experienced disruption in the flow of product from the Phoenix distribution centers to its stores due to the complications of relocating product to the new distribution center. Additionally, the Company completed the automation of its Dixon, California main distribution center in January 1995 and consolidated its Seattle distribution operations into its Dixon distribution center in April 1995. In connection with the automation and consolidation of its distribution centers, the Company experienced disruption in the Dixon distribution center during the majority of fiscal 1995 as a result of hardware and software problems that were resolved during the fourth quarter of fiscal 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Both main distribution centers became fully operational during the fourth quarter of fiscal 1995, and are now operating at significantly improved productivity levels over those experienced by the pre-existing facilities. Warehouse and distribution costs, as a percentage of net sales, declined from 4.9% for fiscal 1995 to 3.8% for fiscal 1996. Each store is currently serviced by one of the Company's two main distribution centers, with the regional distribution centers handling bulk materials, such as oil, received directly from vendors. All of the Company's merchandise is shipped by vendors to the Company's distribution centers, with the exception of batteries, which are shipped directly to stores by the vendor. The following table sets forth certain information relating to the Company's two main distribution centers as of February 2, 1997:

                                                                  SIZE       NUMBER OF     NUMBER OF
DISTRIBUTION                                                      (SQ.        STORES       FULL-TIME
   CENTER                         AREA SERVED                     FT.)        SERVED       ASSOCIATES
-------------   -----------------------------------------------  -------     ---------     ---------
Phoenix, AZ     Arizona, Colorado, Idaho, Nevada, New Mexico,
                California, Texas, Utah........................  273,520        263           235
Dixon, CA       California, Nevada, Washington, Oregon, Idaho,
                Montana, Wyoming...............................  325,500        317           283
                                                                     ---        ---
                                                                 599,020        580           518
                                                                     ===        ===

MANAGEMENT INFORMATION SYSTEMS

     The Company's management information systems constitute an important element of the Company's operations and growth strategy. The Company uses one Hitachi Data System EX33 Mainframe, four IBM AS/400's ("AS/400") and over 400 personal computers which are connected to a local area network. A satellite communications network provides the connectivity from the centralized Company database to the stores.

     The Company's store-based information systems are on a UNIX based platform with full connectivity between the EPC and the POS systems. This includes electronic ordering from the EPC via the corporate office AS/400 to the Company's Priority Parts depots, third-party warehouse distributors and directly to vendors.

EMPLOYEES

     As of February 2, 1997, the Company employed approximately 5,800 full-time employees and 2,400 part-time employees. Approximately 83% of these personnel are employed in store level operations, 9% in distribution and 8% in the Company's corporate headquarters, including its Call Center and Priority Parts operation.

     The Company has never experienced any material labor disruption and believes that its labor relations are excellent. Except for 376 employees located at approximately 36 stores in the San Jose, California market, who have been represented by a union for more than 18 years, none of the Company's personnel is represented by a labor union.

FACILITIES

     The following table sets forth certain information concerning the Company's principal facilities:

                                                                         SQUARE    NATURE OF
                       PRIMARY USE                         LOCATION      FOOTAGE   OCCUPANCY
    -------------------------------------------------  ----------------  -------   ---------
    Corporate office.................................  Phoenix, AZ        98,000   Leased  (1)
    Distribution center..............................  Dixon, CA         325,500   Leased
    Distribution center..............................  Phoenix, AZ       273,520   Leased
    Regional distribution center.....................  Auburn, WA         52,400   Leased
    Regional distribution center.....................  Denver, CO         34,800   Leased
    Regional distribution center.....................  Salt Lake, UT      32,000   Leased
    Regional distribution center.....................  Commerce, CA       48,400   Leased
    Priority Parts depot.............................  Phoenix, AZ        25,643   Leased
    Priority Parts depot.............................  Denver, CO         26,244   Leased
    Priority Parts depot.............................  Seattle, WA        12,000   Leased
    Priority Parts depot.............................  Union City, CA     16,906   Leased
    Priority Parts depot.............................  San Diego, CA      16,120   Leased
    Priority Parts depot.............................  El Paso, TX        11,800   Leased
    Priority Parts depot.............................  Salt Lake, UT      15,123   Leased
    Priority Parts depot.............................  Rialto, CA         20,252   Leased
    Priority Parts depot.............................  Sacramento, CA     15,000   Leased  (2)
    Priority Parts depot.............................  Fresno, CA         13,500   Leased

---------------

(1) This facility is owned by Missouri Falls Partners, an affiliate of Carmel. See "Certain Transactions."

(2) This facility is owned by Transatlantic Realty, Inc. ("Realty"), an affiliate of Carmel. See "Certain Transactions."

     At February 2, 1997, all but three of the Company's stores were leased. The expiration dates (including renewal options) of the store leases are summarized as follows:

                                  YEARS                             STORES(1)
        ----------------------------------------------------------  ---------
        1996-2000.................................................      41
        2001-2005.................................................      59
        2006-2010.................................................      71
        2011-2020.................................................     268
        2021-2030.................................................     101
        2031-thereafter...........................................      37

---------------

(1) Of these stores, 12 are owned by Realty. See "Certain Transactions."

COMPETITION

     The Company competes principally in the DIY segment of the automotive aftermarket. Although the number of competitors and the level of competition vary by market area, the DIY market is highly fragmented and generally very competitive. The Company competes primarily with national and regional retail automotive parts chains (such as AutoZone, Inc., Chief Auto Parts, Inc. and The Pep Boys-Manny, Moe and Jack, Inc.), wholesalers or jobber stores (some of which are associated with national automotive parts distributors or associations, such as NAPA), automobile dealers, and mass merchandisers that carry automotive replacement parts, maintenance items and accessories (such as Wal-Mart Stores, Inc.). The Company believes that chains of automotive parts stores, such as that operated by the Company, with multiple locations in regional markets, have competitive advantages in marketing, inventory selection, purchasing and distribution, as compared to independent retailers and jobbers that are not part of a chain or associated with other retailers or jobbers. The Company believes that, as a result of these advantages, national and regional chains have been gaining market share in recent years at the expense of independent retailers and jobbers.

     The principal competitive factors that affect the Company's business are store location, customer service, product selection, availability, quality and price. While the Company believes that it competes effectively in its various geographic areas, certain competitors are larger in terms of sales volume, have greater financial and management resources and have been operating longer in certain geographic areas.

TRADENAMES, SERVICE MARKS AND TRADEMARKS


     The Company owns and has registered the service mark "Schuck's" with the United States Patent and Trademark Office for use in connection with the automotive parts retailing business. The Company owns the rights to use the tradenames "Checker" (in connection with the automotive parts retailing business in the West and Southeast regions of the United States) and "Kragen." In addition, the Company owns and has registered numerous trademarks with respect to many of its private label products. The Company believes that its various tradenames, service marks and trademarks are important to its merchandising strategy, but that its business is not otherwise dependent on any particular service mark, tradename or trademark. There are no infringing uses known by the Company that materially affect the use of such marks.


ENVIRONMENTAL MATTERS

     The Company is subject to various federal, state and local laws and governmental regulations relating to the operation of its business, including those governing recycling of batteries and used lubricants, and regarding ownership and operation of real property. The Company handles hazardous materials during its operations, and its customers may also bring or use hazardous materials or used oil onto the Company's properties. Additionally, while the Company does not service automobiles, it does sublease pre-existing service bays at a small number of store locations to third parties. The operators of these service bays are required to dispose of certain items, including used batteries, lubricants and oils in accordance with applicable environmental regulations. The Company also currently provides a recycling program for batteries and for the collection of used lubricants at certain of its stores as a service to its customers pursuant to agreements with third party vendors. Pursuant to the agreements, the batteries and used lubricants are collected by Company employees, deposited into vendor-supplied containers/pallets and then disposed of by the third-party vendors. The Company's agreements with such vendors are designed to limit its potential liability under applicable environmental regulations for any harm caused by the batteries and lubricants to off-site properties or even on-site when such failure is the fault of the vendor. Many of the agreements provide for indemnification of the Company against liability that it may incur in connection with the disposal of such items.

     Under environmental laws, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose joint and several liability and may be imposed without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous or toxic substances. The Company does not believe that compliance with such laws and regulations has had a material impact on its operations to date, but there can be no assurance that future compliance with such laws and regulations will not have a material adverse effect on the Company or its operations.

LEGAL PROCEEDINGS

     On March 14, 1997, the United States District Court for the District of Oregon entered an order conditionally dismissing a class action against the Company pending finalization of a settlement that will be subject to court approval. The proposed settlement will not be material to the Company's financial condition, results of operations or cash flow. The class action, Savage v. Northern Automotive Corporation, Index No. CV94-1418-RE, seeks to recover allegedly unpaid overtime compensation plus additional liquidated damages, costs and reasonable attorney's fees under the provisions of the Fair Labor Standards Act. As of April 23, 1997, all but three of the in excess of two hundred plaintiffs who had opted into the class had indicated that they would accept the Company's settlement offer. In the event that the Company, the class of plaintiffs or the District Court disapprove of the settlement, the action could be resumed. The Company believes that the District Court will approve the settlement, leaving the action terminated with respect to the settling parties. Although any plaintiffs who object to the approved settlement will have the option of pursuing their individual claims, the Company believes that in the aggregate the pending settlement and any recovery by such objecting plaintiffs will not be material to the Company.

     The Company currently and from time to time is involved in litigation incidental to the conduct of its business. The damages claimed against the Company in some of these litigations are substantial. Although the amount of liability that may result from these matters cannot be ascertained, the Company does not currently believe that, in the aggregate they will result in liabilities material to the Company's consolidated financial condition, results of operations or cash flow.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's directors and executive officers are as set forth in the table below:

           NAME                AGE                  POSITION AT THE COMPANY
---------------------------    ---     --------------------------------------------------
Maynard Jenkins(1).........    54      Chairman of the Board and Chief Executive
                                       Officer(2)
James Bazlen...............    47      President, Chief Operating Officer, Chief
                                       Financial Officer and Director
Martin Fraser..............    42      Senior Vice President -- Distribution and
                                       Replenishment
Robert Shortt..............    36      Senior Vice President -- Marketing and
                                       Merchandising
Henry Torres...............    33      Senior Vice President -- Information Systems and
                                       Re-Engineering
Dale Ward..................    47      Senior Vice President -- Store Operations
Don Watson.................    41      Senior Vice President -- Finance and Treasurer
Lon Novatt.................    36      Vice President -- Legal, General Counsel and
                                       Secretary
Jon P. Hedley..............    36      Director
Edward G. Lord, III........    48      Director
Christopher J. O'Brien.....    38      Director
Charles J.                     46      Director
  Philippin(1)(3)..........
Robert Smith(3)............    58      Director
Christopher J. Stadler(1)..    33      Director
Jules Trump(1).............    53      Director(4)
Eddie Trump(1).............    51      Director
Savio W. Tung..............    45      Director

---------------
(1) Member of the Compensation Committee.

(2) Mr. Jenkins assumed these positions on January 27, 1997.

(3) Member of the Audit Committee.

(4) Until January 27, 1997, Mr. Trump also served as the Company's Chairman of the Board and Chief Executive Officer.

     Election of directors is subject to the provisions of a stockholders' agreement (see "Certain Transactions -- Stockholders' Agreement").

     All directors are elected annually and serve until the next annual meeting of stockholders or until the election and qualification of their successors. Executive officers are elected annually by the Board of Directors and hold office at the discretion of the Board. There are no family relationships among the directors or executive officers of the Company, except that Jules Trump and Eddie Trump are brothers. During fiscal 1996, the Board of Directors held one formal board meeting and acted by unanimous written consent on 10 occasions.

     Maynard Jenkins has been the Chairman of the Board and Chief Executive Officer of the Company since January 1997. Prior to joining the Company, Mr. Jenkins served as President and Chief Executive Officer of Orchard Supply Hardware from December 1986 to January 1997. Prior thereto Mr. Jenkins held various executive positions with Gemco.

     James Bazlen has been a director of the Company since July 1994. He previously served as a director of the Company from November 1989 through June 1992. Prior to his June 1994 promotion to President and Chief Operating Officer, Mr. Bazlen was Vice Chairman and Chief Financial Officer of the Company from June 1991 and also served as Senior Vice President of The Trump Group from March 1986. Mr. Bazlen had been the Senior Vice President of the Company from April 1990 to June 1991. Prior to joining The Trump Group in 1986, Mr. Bazlen served in various executive positions with General Electric Company for 13 years.

     Martin Fraser has been Senior Vice President -- Distribution and Replenishment since April 1997. Prior to that, Mr. Fraser was Vice President of Distribution and Replenishment of the Company since August 1995. From September 1989 to August 1995, he served in several executive positions with the Company, including Vice President of Logistics and Vice President -- Inventory Management.

     Robert Shortt has been Senior Vice President -- Merchandise and Marketing since April 1997. Prior to that, Mr. Shortt was Vice President -- Merchandising and Marketing of the Company since April 1996. From April 1995 to April 1996, Mr. Shortt was Vice President of Marketing for the Price Pfister division of Black & Decker Corp. From March 1993 to April 1995, Mr. Shortt was Vice President of Marketing of the Kwikset division of Black & Decker Corp. Prior thereto, from March 1991 to March 1993, he was Director of Marketing of Kwikset division of Black & Decker Corp.

     Henry Torres has been Senior Vice President -- Information Systems and Re-Engineering since April 1997. Prior to that Mr. Torres was Vice
President -- Information Systems and Re-Engineering of the Company since February 1996. From September 1995 to February 1996, Mr. Torres was Vice President of Re-Engineering. From December 1993 to September 1995, Mr. Torres was Director of Re-Engineering of the Company. Prior thereto, from April 1989 to December 1993, Mr. Torres held various executive positions for Sam's Club/Wal-Mart Stores, Inc., a discount retailer.

     Dale Ward has been Senior Vice President of Operations since March 1997. Prior to that Mr. Ward served as Executive Vice President and Chief Operating Officer of Orchard Supply Hardware since April 1996. Mr. Ward served as President and Chief Executive Officer of F&M Super Drug Stores, Inc., a drug store chain, from 1994 to 1995. He also served as President and Chief Executive Officer of Ben Franklin Stores Inc., a variety and craft store chain, from 1988 to 1993 and as Chairman of Ben Franklin Crafts Inc., a craft store chain, from 1991 to 1993.

     Don Watson has been Senior Vice President -- Finance and Treasurer since April 1997. Prior to that Mr. Watson had been the Company's Vice
President -- Finance, Controller and Treasurer since April 1993. From June 1988 to March 1993, he was Vice President and Controller of the Company.

     Lon Novatt has been Vice President -- Legal, General Counsel and Secretary of the Company since December 1995. From March 1994 to November 1995, Mr. Novatt was Senior Counsel for Broadway Stores Inc., a department store chain. From October 1985 to February 1994, Mr. Novatt was with the Los Angeles law firm of Freeman, Freeman & Smiley, where he was a partner from January 1992 to February 1994.

     Jon P. Hedley became a director of the Company on October 30, 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since April 1990. Mr. Hedley is a director of Saks Holdings, Inc., Simmons Company and Prime Service, Inc.


     Edward G. Lord, III became a director of the Company in April 1997. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since November 1994. Prior to joining Investcorp, Mr. Lord was a Managing Director of Dean Witter Realty. From 1991 until he joined Dean Witter, Mr. Lord was a senior officer of the Mutual Life Insurance Company of New York.


     Christopher J. O'Brien became a director of the Company on October 30, 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since December 1993. Prior to joining Investcorp, Mr. O'Brien was a Managing Director of Mancuso & Company for four years. Mr. O'Brien is a director of Simmons Company, Star Markets, Inc., Prime Service, Inc. and The William Carter Company.

     Charles J. Philippin became a director of the Company on October 30, 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since July 1994. Prior to joining Investcorp, Mr. Philippin was a partner of Coopers & Lybrand L.L.P. Mr. Philippin is a director of Saks Holdings, Inc., Simmons Company, Prime Service, Inc. and The William Carter Company.

     Robert Smith became a director of the Company on October 30, 1996. Mr. Smith is a Protector of Carmel (see "Principal Stockholders"). Mr. Smith has served as President of Newmark Capital Limited, a private investment and consulting company since March 1992. Prior thereto, from August 1989, he served as

Chief Executive Officer of First Hungarian Investment Advisory Rt., an investment management company. Mr. Smith also serves as Chairman of Becet International, a Kazakhstan cellular telephone company, and is a director of Rogers Cantel Mobile Communications Inc. and Petersburg Long Distance Inc.

     Christopher J. Stadler became a director of the Company on October 30, 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since April 1, 1996. Prior to joining Investcorp, Mr. Stadler was a Director with CS First Boston Corporation. Mr. Stadler is a director of Prime Service, Inc. and The William Carter Company.

     Jules Trump was the Chairman of the Board of the Company from December 1986 until January 27, 1997, its Chief Executive Officer from March 1990 until January 27, 1997, and a director of the Company since December 1986. Mr. Trump has also served as Chairman or Co-Chairman of The Trump Group, a private investment group, since February 1982.

     Eddie Trump has been a director of the Company since July 1994. Mr. Trump previously served as a director of the Company from December 1986 until July 1992. Since February 1982, Mr. Trump has served as President or Co-Chairman of The Trump Group.

     Savio W. Tung became a director of the Company on October 30, 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since September 1984. Mr. Tung is a director of Saks Holdings, Inc., Star Markets, Inc. and Simmons Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     In April 1997, the Board of Directors of the Company created a Compensation Committee and an Audit Committee. Messrs. Jenkins, Philippin, Stadler, Jules Trump and Eddie Trump were appointed to the Compensation Committee and Messrs. Philippin and Smith were appointed to the Audit Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company did not have a compensation committee during fiscal 1996. Jules Trump and Eddie Trump each participated in deliberations concerning executive officer compensation. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors.

COMPENSATION OF DIRECTORS

     Directors of the Company who are also employees of the Company do not receive any additional compensation for serving as directors of the Company. Directors of the Company who are not employees of the Company do not receive any compensation for serving as directors.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation paid or accrued by the Company for services rendered during fiscal 1996 (which is a 53 week year) to the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers ("Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                         ANNUAL COMPENSATION
                                                                      -------------------------
                                                                                    ALL OTHER
                    NAME AND PRINCIPAL POSITION                        SALARY      COMPENSATION
--------------------------------------------------------------------  --------     ------------
Maynard Jenkins.....................................................  $ 10,100      $       72(1)
  Chairman of the Board and Chief Executive Officer, from January
     27, 1997
Jules Trump.........................................................   392,700          35,672(2)
  Chairman of the Board and Chief Executive Officer, until January
     27, 1997
James Bazlen........................................................   376,000       6,460,594(3)
  President, Chief Operating Officer and Chief Financial Officer
Arthur Hicks........................................................   228,500       1,627,665(4)
  Former Executive Vice President-Store Operations
William Stapleton...................................................   190,400       1,080,599(5)
  Former Senior Vice President-Information Systems
Martin Fraser.......................................................   148,500         349,587(6)
  Senior Vice President-Distribution and Replenishment

---------------

(1) Represents insurance premiums paid by the Company with respect to term life insurance covering Mr. Jenkins.

(2) Represents reimbursement of medical expenses in excess of insurance coverage provided by the Company and insurance premiums paid by the Company with respect to term life insurance covering Mr. Trump.

(3) Represents insurance premiums paid by the Company with respect to term life insurance covering Mr. Bazlen, contributions made by the Company to its Retirement Program based upon Mr. Bazlen's contributions and payments pursuant to an equity participation agreement.

(4) Represents insurance premiums paid by the Company with respect to term life insurance covering Mr. Hicks, contributions made by the Company to its Retirement Program based upon Mr. Hicks' contributions and payments pursuant to an equity participation agreement.

(5) Represents insurance premiums paid by the Company with respect to term life insurance covering Mr. Stapleton, contributions made by the Company to its Retirement Program based upon Mr. Stapleton's contributions and payments pursuant to an equity participation agreement.

(6) Represents reimbursement of medical expenses in excess of insurance coverage provided by the Company, insurance premiums with respect to term life insurance covering Mr. Fraser, contributions made by the Company to its Retirement Program based upon Mr. Fraser's contributions and payments pursuant to an equity participation agreement.

EXECUTIVE EMPLOYMENT ARRANGEMENTS

     The Company has entered into employment arrangements which it is in the process of finalizing into written agreements with Messrs. Jenkins and Bazlen pursuant to which they are earning annual base salaries of $525,000 and $400,000, respectively. Pursuant to these arrangements, Messrs. Jenkins and Bazlen will be eligible for bonuses based upon EBITDA targets to be specified in their final agreements or, in the case of Mr. Jenkins for fiscal 1997, the discretion of the Board of Directors. It is anticipated that these agreements will not contain stated termination dates, but rather will be terminable at will by either party. If the Company were to terminate the employment of Mr. Bazlen without cause or if he terminates his employment for Good Reason (which will be defined therein), the Company has agreed to continue to pay him at a rate equal to his annual base salary then in effect for a period of one year from his termination. It is anticipated that Mr. Jenkins' employment agreement will provide that if he is terminated without cause or if he terminates his employment for Good Reason (which will be defined therein), he will continue to receive his base salary and performance bonus for a period of 24 months. In connection with Mr. Jenkins becoming the Company's Chief Executive Officer and relocating to, and purchasing a home in, the Phoenix area, Mr. Jenkins received a loan of $550,000 from the Company. See "Certain Transactions."

RETIREMENT PROGRAM

     The Company sponsors the CSK Auto, Inc. Retirement Program (the "Retirement Program"), a defined contribution plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Participation in the Retirement Program is voluntary and available to any employee, after one year of employment, who is 21 years of age. Each participant can elect to contribute up to 15% of his compensation on a pre-tax basis, subject to the legal maximum of $9,500 per individual. In accordance with the provisions of the Retirement Program, the Company may elect to make matching contributions to the Retirement Program. For calendar year 1996, the Company matched 20% of the first 6% of compensation contributed by each participant for the year. Contributions to the Retirement Program and Retirement Program earnings are fully vested. The Company made matching contributions of approximately $288,000 to the Retirement Program in fiscal 1996.

INCENTIVE COMPENSATION PLAN

     In May 1996, the Company instituted a general and administrative staff incentive compensation bonus plan (the "Incentive Plan"). The Incentive Plan is administered by the Chief Executive Officer of the Company. It was in effect during the Company's 1996 fiscal year. The Incentive Plan is designed to reward eligible Company executives, managers and supervisors for the achievement of pre-defined Company performance objectives. Generally, employees at the supervisor level or above are eligible to participate in the Incentive Plan. At the beginning of the plan period, a financial goal for the Company is established by the Chief Executive Officer, who is ineligible for the Incentive Plan. The financial goal is based upon a measure of earnings before taking into account interest, taxes, depreciation and amortization. Depending on the percentage of the financial goal which is met, a percentage of each eligible employee's base salary will be paid as a bonus. Bonus awards are determined by multiplying an eligible employee's base salary by a pre-determined, corresponding percentage which is based on the amount of the financial goal achieved by the Company. Bonus payments are made semi-annually and are pro-rated if an employee has not been employed continuously by the Company during the fiscal year. In fiscal 1996, the Company incurred approximately $1.0 million of expense with respect to the Incentive Plan.

EQUITY PARTICIPATION AGREEMENTS


     Prior to the Acquisition, the Company had entered into incentive compensation agreements with certain of its executives pursuant to which they would be compensated in a sale of the Company's equity securities as if they owned specified percentages of the Company's then outstanding common stock. Pursuant to the agreements, Messrs. Bazlen, Hicks, Fraser and Stapleton, as well as three other current executive officers who are not Named Executive Officers, became entitled to certain payments in connection with the Acquisition based upon the consideration they would have been entitled to if they had owned an aggregate of 6.4% of the Company's common stock and had sold all of such common stock in connection with the Acquisition at the price per share paid for such shares in the Acquisition. In satisfaction of all Company obligations under the agreements, upon closing of the Acquisition and Financings, such individuals received payments in the aggregate amount of $9.9 million, of which Mr. Bazlen received $6.5 million, Mr. Hicks received $1.6 million, Mr. Fraser received $0.3 million and Mr. Stapleton received $1.1 million. A second payment of equal amount will become due one year from the closing of the Acquisition to each such individual unless such individual terminates his employment with the Company during such period, and Carmel will reimburse the Company for 60% (the estimated after-tax cost to the Company) of the amount of such latter payments made one year from the closing of the Acquisition and Financings. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Effect of the Acquisition and Financings."

1996 ASSOCIATE AND EXECUTIVE STOCK OPTION PLANS

     On October 30, 1996, subject to their approval by the Company's Board of Directors, the Company awarded options to purchase shares of Class B Stock of Holdings under its Associate Stock Option Plan (the "Associate Plan") and its Executive Stock Option Plan (the "Executive Plan" and together with the Associate Plan, the "Plans") in order to provide incentives to store managers and salaried corporate and warehouse employees of the Company. In February 1997, the Company's Board of Directors approved the Plans and the issuance of the above-described options.

     The Plans may be administered by a committee of the Board of Directors of Holdings, which would have broad authority in administering and interpreting the Plans, or, if a committee has not been appointed, by the entire Board of Directors. The Plans provide that, at such time as Holdings has a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the committee must consist entirely of "Non-Employee Directors" (as defined in Rule 16b-3 under the Exchange Act). A committee has not yet been appointed to administer the Plans.

     Options to purchase up to an aggregate of 37,000 and 21,000 shares of Class B Stock may be granted under the Associate Plan and the Executive Plan, respectively. Options granted under the Plans may be options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or options not intended to so qualify. In the event that an optionee's employment with the Company is terminated, depending on the timing and reasons for such termination, the Option may terminate, remain exercisable for a short period or be replaced by a right to receive certain payments upon completion of an initial public offering of Holdings' securities. In the event of a sale of more than 80% of the outstanding shares of capital stock of Holdings or 80% of its assets, the vested portion of an option and, under circumstances, the unvested portion, will be purchased by Holdings.

     Holdings has granted options to purchase 34,705 shares under the Associate Plan and 14,356 shares under the Executive Plan. The exercise price applicable to these options is $205.88 per share, the fair market value at the date of grant based upon the price paid for such shares in the Acquisition. All options expire on the seventh anniversary of the date of grant (or, under certain circumstances, 30 days later).

     Each option granted under the Plans will be subject to vesting provisions and, whether or not then vested, will not become exercisable until the earlier of the occurrence of an initial public offering of Holdings' securities and the seventh anniversary of the date of grant. Options granted under the Associate Plan will vest in three equal installments on the second, third and fourth anniversaries of the date of their grant, assuming the associate's employment continues during this period ("Four Year Vesting"). Options granted under the Executive Plan will be subject to the Four Year Vesting as to 84% of such options and performance vesting (over the same four years) as to the remaining 16%. The performance vesting criteria will be based upon achieving specified operating results. Partial vesting of options subject to performance vesting will occur if the Company achieves less than 95% of the specified operating results. Any portion of options granted under the Executive Plan which are subject to performance vesting and which do not vest during the four years will automatically vest 90 days prior to the end of the option's term. If the specified operating results are exceeded for any year by at least 10%, the executive will receive options for up to an additional 5% (20% on a cumulative basis) of his or her original option grant.

     Currently, Vice Presidents and Senior Vice Presidents are eligible for participation in the Executive Plan. Holdings intends to provide a separate option program for the Company's Chief Executive Officer and Chief Operating Officer, who are not covered by either of the option plans described above. The terms and amounts of these options have not yet been finalized.

                              CERTAIN TRANSACTIONS

     In October 1989, the Company entered into a nine year lease (the "Initial Lease") for its corporate headquarters in Phoenix, Arizona, with an unaffiliated landlord. The lease relates to approximately 78,577 square feet and provides for a current base rent of approximately $1.4 million per year. During January 1994, Missouri Falls Holdings Corp., an affiliate of the Company, acquired an interest in the partnership ("Missouri Falls Partners") which acquired the building and assumed the lease between the Company and the former landlord. In April 1995, the Company assumed a lease (the "Subsequent Lease") between a former tenant and Missouri Falls Partners for approximately 11,680 square feet of additional office space at a current lease rent of $148,958 per year. Such lease expires in April 1998. In connection with the Acquisition, both the Initial Lease and the Subsequent Lease were extended through October 2006 and, at its originally scheduled termination in April 1998, rent under the Subsequent Lease was increased to the same per square foot rent as is charged under the Initial Lease. Additionally, the Company rents approximately 5,190 square feet of additional space at these premises on a month-to-month basis for an annual rental of $64,875.

     An obligation of the Company incurred in connection with the purchase of product from two of its vendors was subsequently transferred to Transatlantic, an affiliate of Carmel. At the time of such transfers, the Company owed the sum of approximately $16.5 million (less anticipated discounts of approximately $0.8 million) to the vendors. As of September 29, 1996, the obligation had been paid in full.

     The sum of approximately $15.5 million was paid to Transatlantic as of December 27, 1996 pursuant to the Company's promissory note dated July 24, 1996. The promissory note was issued to evidence a loan to the Company, in the amount of $15.0 million, the proceeds of which were used for the payment of vendors.

     The Company has agreed to pay to Transatlantic, in March of 1998, the sum of $1.0 million on account of fees for past financings.

     Transatlantic Realty, Inc. ("Realty"), another affiliate of Carmel, has entered into a series of sale-leaseback transactions with the Company with respect to various real property and fixtures since October 1995. The total funding provided by Realty in these transactions through February 26, 1997 was approximately $33.1 million, which represented the cost of such assets to the Company. The real property leases (approximately $13.4 million) provide for a term of 20 years (with renewal options for an additional 20 years). The annual rent during the initial term of each lease is 10% of the sale proceeds paid by Realty and during any option period is to be fair market rent. The fixture leases (approximately $1.9 million) provide for a term of five years at a 10% rate with an estimated residual of 10% at the end of the lease. The Company has replaced approximately $13.9 million of the real property sale-leasebacks and $3.9 million of the fixture sale-leasebacks with similar arrangements with unrelated third parties where the proceeds of the replacement transactions received by Realty were used to enter into additional sale-leaseback transactions with the Company on substantially similar terms as the original sale-leasebacks. The terms of the replacement transactions were set in arm's-length negotiations although generally not as favorable to the Company as the original sale-leasebacks entered into with Realty. The Company intends to continue to replace such sale-leasebacks and has agreed to use its best efforts to do so (including, in certain cases, increasing rent payable under such leases). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 3 to Consolidated Financial Statements.

     Pursuant to an Agreement (the "Real Estate Agreement") entered into at the closing of the Acquisition and Financings, Funding Companies will acquire and develop properties and lease them to the Company. At the closing of each land purchase, a Funding Company, as landlord, and the Company, as tenant, will enter into a triple net lease with respect to such land, and the buildings and improvements erected or to be erected thereon. The obligation of the Funding Companies to acquire and develop additional properties will cease when the cost of all such acquisitions (including construction costs) would exceed $50.0 million, provided that as leased properties are disposed of by the Funding Companies, funds available to purchase additional properties will be replenished. The term of the commitment for the investment in such land purchases and leases commenced on October 30, 1996 and will end on the earliest of (i) April 30, 2004, and (ii) a termination of the Real Estate Agreement by Carmel or the Company, at their respective options, upon the occurrence of certain events specified in the Agreement. The terms of the Real Estate Agreement were set in arm's-length negotiations and the Company believes such terms to be at least as favorable to it as could be obtained from unaffiliated third parties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." As of February 2, 1997, the Company had eight properties and associated fixtures in various stages of completion which reduced the availability under this facility by approximately $3.4 million.

     During November 1993, a former affiliate of the Company was sold by Holdings to an independent third party. Prior to such sale during fiscal 1993, the Company received approximately $1.3 million for management services provided to such affiliate. At the time of the sale, the Company was owed $11.4 million for management and support services provided to the former affiliate. In connection with the November 1993 sale, Holdings assumed the $11.4 million obligation owed to the Company of which it subsequently paid approximately $8.4 million. The Company has since cancelled the balance of $3.0 million. See Note 3 to Consolidated Financial Statements.

     The taxable income and losses of the Company and its subsidiaries (the "Company Group") will be included in the consolidated federal income tax returns filed by Holdings. The Company and/or certain subsidiaries may also be included in certain state income tax returns filed by Holdings (or its affiliates). Each member of the Company Group and Holdings (collectively, the "Consolidated Group") has entered into a Tax Sharing Agreement (the "Tax Sharing Agreement") pursuant to which (i) the Company's federal tax liability, if any, computed on a separate return basis will not exceed the aggregate tax liability of the Consolidated Group, (ii) the tax liability, if any, of other members of the Consolidated Group may be reduced by the utilization of a portion of the Company's tax loss carryforwards, and (iii) for any year in which federal income taxes are payable on a consolidated basis, each of the members of the Consolidated Group who, on a stand alone basis, would have had a federal tax obligation for such year will be obligated to pay a pro-rata portion of the consolidated tax obligation.

     In connection with the Acquisition and Financings, $40.0 million of Holdings Notes were acquired by a designee of the Initial Investcorp Group, Southwest Finance Limited ("Southwest Finance"), a company in which an affiliate of Investcorp holds a minority interest. In connection with the purchase of the Holdings Notes, Southwest Finance received a fee of $4.0 million. In addition, in connection with the Acquisition, Invifin S.A., an affiliate of Investcorp ("Invifin"), received a fee of $1.575 million for providing a standby commitment to fund the amount of the Senior Credit Facility and the Company paid Investcorp International Inc. ("International") advisory fees of $1.275 million. The Company also paid $3.15 million to International for arranging the Senior Credit Facility.

     In addition, in connection with the Acquisition, the Company entered into a five year agreement for management advisory and consulting services (the "Management Agreement") with International pursuant to which the Company paid International at the closing of the Acquisition $5.0 million for the entire term of the Management Agreement in accordance with its terms.

     In connection with his recent hiring as Chief Executive Officer, Mr. Jenkins executed a note in favor of the Company in the principal amount of $550,000. The note matures in 1999 and bears interest at a rate of 4.535%. The proceeds of the loan were used by Mr. Jenkins to finance the purchase of the new home required as a result of his relocation. This loan was authorized by the board of directors prior to the commencement of Mr. Jenkins' employment.

STOCKHOLDERS' AGREEMENT

     Upon the closing of the Acquisition and Financings (the "Closing"), each of the stockholders of Holdings (the "Stockholders"), Holdings and the Company entered into a stockholders' agreement (the "Stockholders' Agreement") which imposes certain restrictions on, and rights with respect to, the transfer of shares of capital stock of Holdings held by the Stockholders ("Shares") and entitles the Stockholders to certain rights regarding corporate governance.

     Other than permitted transfers to affiliates and certain family members ("Permitted Transferees"), any proposed sales or other transfers of Shares by any Stockholder will be subject to the first right of the Company and each of the other Stockholders to purchase such offered Shares on the same terms and conditions of the proposed third-party sale. In addition, at any time following the second anniversary of the date of the Closing, any Stockholder wishing to sell any of its Shares, whether or not it has received a third-party offer, may offer to sell such Shares to Holdings and the other Stockholders on terms and conditions established by the selling Stockholder. In the event that Holdings and/or the other Stockholders fail to exercise their right to purchase, the selling Stockholder may sell such offered Shares to third parties on such terms and conditions specified in the Stockholders' Agreement.

     Under certain circumstances, if, following the first anniversary of the Closing, members of the Original Investcorp Group or the Original Carmel Group (each as defined below) desire to sell all of their Shares in an unaffiliated third-party sale pursuant to an offer by such third party to acquire all of the outstanding Shares of Holdings, then the selling Stockholders will have the right to require each of the other Stockholders to sell all of their Shares in the same transaction and upon the same terms and conditions as received by the selling Stockholders; provided that the other Stockholders will have the right to purchase, and/or have Holdings purchase, from the selling Stockholders all of the Shares held by the selling Stockholders upon the terms and conditions such Shares were proposed to be sold by the selling Stockholders. For purposes of this section, the "Original Investcorp Group" shall mean the members of the Initial Investcorp Group and each of their Permitted Transferees; the "Original Carmel Group" shall mean Carmel and each of its Permitted Transferees; the "Investcorp Group" shall mean the members of the Initial Investcorp Group and each of their respective transferees and subsequent transferees; and the "Carmel Group" shall mean Carmel and each of its transferees and subsequent transferees. Notwithstanding the foregoing, during the first year following the Closing, Carmel has the right to require the Investcorp Group to sell all of the Shares held by it for $210 million in a transaction pursuant to which all of the Shares held by all of the Stockholders will be purchased by a third party and all Holdings Notes will be redeemed.

     The Stockholders' Agreement also provides that, in the event any Stockholder (the "Proposed Transferor") proposes to transfer any Shares (other than to permitted transferees, pursuant to a registered public offering or under Rule 144) to any person (the "Proposed Purchaser"), each of the other Stockholders will have the right to require the Proposed Purchaser to purchase a corresponding percentage of its Shares with a corresponding reduction in the number of Shares to be purchased from the Proposed Transferor. Each Stockholder will also have preemptive rights under certain circumstances to acquire a portion of any additional Shares offered at any time by Holdings, other than in connection with a public offering and certain non-cash issuances, in order to enable such Stockholder to maintain its percentage equity ownership in Holdings. The Stockholders' Agreement also provides the Stockholders with various registration rights commencing upon the earlier of an initial public offering of the Company's securities or the fifth anniversary of the Closing.

     Under certain circumstances, members of the Investcorp Group or the Carmel Group will have the right to offer all of their Shares for sale to the other Stockholders who are members of the other group (the "Offeree Stockholders") at a price established by the offering Stockholders. If Holdings and/or the Offeree Stockholders do not purchase the offered Shares, the offering Stockholders must then purchase all of the Shares held by the members of the other group at the price first offered by the offering Stockholders.

     The Stockholders' Agreement provides that the Investcorp Group will have the right to nominate a majority of the members of the Boards of Directors of Holdings, the Company and their respective subsidiaries so long as it holds a greater number of Shares than the Carmel Group, and the Carmel Group will have the right to nominate a majority of the members of such Boards of Directors during any period in which the Carmel Group holds a greater number of Shares. Pursuant to the Stockholders' Agreement, each of the Stockholders agrees to vote all of its shares in favor of each of the persons nominated to such Boards by each group.

     In addition, at least one member of the Boards of Directors nominated by each group must approve certain fundamental corporate actions proposed to be taken by Holdings or the Company, including, without limitation, (i) the making of any assignment for the benefit of its creditors or the commencement of any bankruptcy or similar proceedings, (ii) the addition of certain new unrelated lines of business, (iii) certain sales of its assets, (iv) certain significant mergers, consolidations and acquisitions, (v) the incurrence of certain significant indebtedness, (vi) certain transactions with affiliates, (vii) any amendment to its certificate of incorporation or by-laws, (viii) the execution, amendment, modification or termination of certain significant agreements, (ix) the termination or significant change in duties of certain officers of Holdings, and (x) certain issuances of Shares by Holdings.

     The Stockholders' Agreement will terminate, other than with respect to the registration rights provided for therein, at such time as either the Investcorp Group or the Carmel Group holds Shares representing less than the lesser of (i) 5% of the then current voting power or (ii) 10% of the number of Shares having voting power held by such group at the time of the Closing. Notwithstanding the foregoing, the provisions of the Stockholders' Agreement requiring the consent of at least one director nominated by each group shall terminate at such earlier time as either (a) the Investcorp Group and the Carmel Group fail to hold in the aggregate Shares representing more than 50% of the then current voting power or
(b) either the Original Investcorp Group or the Original Carmel Group holds less than 50% of the number of Shares having voting power held by such group at the time of the Closing.

                             PRINCIPAL STOCKHOLDERS

     All of the Company's issued and outstanding capital stock is owned by Holdings. The Class D Stock, par value $.01 per share and the Class E Stock, par value $.01 per share, are the only classes of Holdings' stock that have the power to vote. The Class D Stock possesses the right to 102 votes per share. The Class E Stock possesses the right to 1 vote per share. After the Acquisition and the Financings there will be 5,000 shares of Class D Stock outstanding, and 490,000 shares of Class E Stock outstanding.

     The following table sets forth certain information concerning beneficial ownership of Holdings' capital stock as of February 2, 1997, by (i) each person which is a beneficial owner of more than 5% of the outstanding voting stock,
(ii) each director of the Company who could be deemed to be the beneficial owner of shares of Holdings' capital stock, (iii) each current Named Executive Officer who could be deemed to be the beneficial owner of shares of Holdings' capital stock and (iv) all directors and executive officers of the Company as a group.

                                                                                      PERCENT
                         NAME AND ADDRESS OF                                          OF TOTAL
                           BENEFICIAL OWNER                             NUMBER      VOTING POWER
----------------------------------------------------------------------  -------     ------------
CLASS D VOTING STOCK
INVESTCORP S.A.(2)(3).................................................    5,000          51%
  37 Rue Notre-Dame, Luxembourg
SIPCO Limited(3)(4)...................................................    5,000          51%
  P.O. Box 1111
  West Wind Building
  George Town, Grand Cayman
  Cayman Islands
CIP Limited(3)(5).....................................................    4,600          47%
  P.O. Box 1111
  West Wind Building
  George Town, Grand Cayman
  Cayman Islands
CLASS E VOTING STOCK
Carmel Trust(3).......................................................  490,000(6)       49%
  c/o Sonnenschein Nath & Rosenthal
  Suite 8000, Sears Tower
  233 S. Wacker Drive
  Chicago, Illinois 60606
Jules Trump...........................................................       --(6)       --
  c/o CSK Auto, Inc.
  645 E. Missouri Avenue
  Phoenix, Arizona 85012
Eddie Trump...........................................................       --(6)       --
  c/o CSK Auto, Inc.
  645 E. Missouri Avenue
  Phoenix, Arizona 85012
Robert Smith..........................................................       --(6)       --
  c/o Sonnenschein Nath & Rosenthal
  Suite 8000, Sears Tower
  233 S. Wacker Drive
  Chicago, Illinois 60606
CLASS D VOTING STOCK AND CLASS E VOTING STOCK
All directors and executive officers as a group (17 persons)..........       --(6)       --

---------------

(1) As used in this table, beneficial ownership means the sole or shared power to vote, or to direct the voting of a security, or the sole or shared power to dispose, or to direct the disposition of, a security.

(2) Investcorp does not own any stock in Holdings. The number of shares shown as owned by Investcorp includes all of the shares owned by Investcorp Investment Equity Limited, a Cayman Islands corporation, and a wholly-owned subsidiary of Investcorp. Investcorp owns no stock in Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited, or the beneficial owners of these entities. Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited each is a Cayman Islands corporation. Investcorp may be deemed to share beneficial ownership of the shares of voting stock held by these entities because the entities have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each of such entities has granted such affiliate the authority to direct the voting and disposition of the Holdings voting stock owned by such entity for so long as such agreement is in effect. Investcorp is a Luxembourg corporation.

(3) The stockholders of Holdings, Holdings and the Company have entered into a stockholders' agreement with respect to the voting, and in certain circumstances the disposition, of the shares of capital stock of Holdings. See "Certain Transactions -- Stockholders' Agreement."

(4) SIPCO Limited may be deemed to control Investcorp through its ownership of a majority of a company's stock that indirectly owns a majority of Investcorp's shares.

(5) CIP Limited ("CIP") owns no stock in Holdings. CIP indirectly owns less than 0.1% of the stock in each of Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited. CIP may be deemed to share beneficial ownership of the shares of voting stock of Holdings held by such entities because CIP acts as a director of such entities and the ultimate beneficial shareholders of each of those entities have granted to CIP revocable proxies in companies that own those entities' stock. None of the ultimate beneficial owners of such entities beneficially owns individually more than 5% of Holdings voting stock.

(6) The Trustee of Carmel is Cantrade Trust Company Limited. The Agreement pursuant to which Carmel was established in 1977 (the "Carmel Agreement") designates certain Protectors who must authorize any action taken by the Trustee and who have the authority to discharge the Trustee and to appoint substitute trustees. These Protectors are Saul Tobias Bernstein, Gerrit Van Reimsdijk and Robert Smith (who is also a director of the Company). These Protectors are not otherwise associated with the Company or Carmel. The Carmel Agreement provides that Carmel shall continue until 21 years after the death of the last survivor of the descendants of certain persons living on the date it was established (the "Carmel Term"). Certain members of the families of Jules Trump (a director of the Company) and Eddie Trump (a director of the Company) may appoint beneficiaries, or themselves become beneficiaries (by appointment or at the end of the Carmel Term without appointment). If there are no such beneficiaries at the end of the Carmel Term, the assets of Carmel will be paid out to certain charitable institutions. Jules Trump, Eddie Trump and Robert Smith each disclaim beneficial ownership of such shares.

                                CREDIT AGREEMENT

GENERAL

     The Credit Agreement (the "Senior Credit Facility"), dated October 30, 1996, entered into among the Company, the several lenders from time to time parties thereto (collectively the "Lenders"), The Chase Manhattan Bank, as the administrative agent for the Lenders (the "Administrative Agent"), provides for a $200.0 million term and revolving loan credit facility (collectively, the "Loans").

     The Loans are collateralized by a first priority security interest in substantially all the personal property of the Company. Holdings has also issued a guarantee of the Loans, which guarantee is secured by a pledge by Holdings of all issued and outstanding capital stock of the Company. Each of the current U.S. subsidiaries of the Company has also issued a guarantee of the Loans, which is collateralized by a first priority security interest in substantially all personal property of such subsidiary. The Company has pledged the issued and outstanding capital stock of each such subsidiary to collateralize indebtedness under the Senior Credit Facility. Any future U.S. subsidiaries of the Company will also be required to issue a guarantee of the Loans which will be similarly collateralized and the Company is required to pledge the issued and outstanding capital stock of such subsidiary as well.

TERM LOANS

     The Senior Credit Facility includes a $100.0 million term loan facility. As of February 2, 1997, $100.0 million was outstanding under the term loan facility. The term loan has a final maturity date of the seventh anniversary of the closing date of the Senior Credit Facility. The principal amount of the term loan will be repaid in installments over the seven years totaling $1.0 million in fiscal year 1997, $1.0 million in fiscal year 1998, $1.0 million in fiscal year 1999, $1.0 million in fiscal year 2000, $26.0 million in fiscal year 2001, $35.0 million in fiscal year 2002 and $35.0 million in fiscal year 2003.

REVOLVING CREDIT FACILITY

     The Senior Credit Facility includes a $100.0 million revolving credit facility. The Company is entitled to draw amounts under the revolving credit portion of the Senior Credit Facility, subject to availability pursuant to a borrowing base requirement, in order to meet the Company's working capital requirements, including issuing letters of credit. The borrowing base is based upon the sum of certain percentages of Eligible Inventory (as defined in the Senior Credit Facility) of the Company and its subsidiaries located in distribution centers, regional depots and stores. As of February 2, 1997, $38.0 million was outstanding under the revolving credit portion and the Company had $62.0 million of existing availability thereunder, subject to borrowing base restrictions which would have permitted $43.1 million of such amount to be borrowed. The revolving credit portion has a final maturity date of October 30, 2001.

INTEREST RATES

     The Senior Credit Facility accrues interest at either the Alternate Base Rate (the "Alternate Base Rate") or an adjusted Eurodollar Rate (the "Eurodollar Rate"), at the option of the Company, plus the applicable interest margin. The Alternate Base Rate at any time is determined to be the highest of (i) the Federal Funds Rate plus 1/2 of 1% per annum, (ii) the Base CD Rate (as defined below) plus 1% per annum and (iii) The Chase Manhattan Bank's prime rate. The applicable interest margin with respect to loans made under the revolving credit facility is 1.50% per annum with respect to loans that accrue interest at the Alternate Base Rate and 2.50% per annum with respect to loans that accrue interest at the Eurodollar Rate. The applicable interest margin is 2.00% with respect to any portion of the term loan that accrues interest at the Alternate Base Rate and 3.00% per annum with respect to any portion of the term loan that accrues interest at the Eurodollar Rate. As used herein, "Base CD Rate" means the secondary market rate for three-month certificates of deposit of money center banks, adjusted for reserves and assessments.

MANDATORY AND OPTIONAL PREPAYMENTS

     The Senior Credit Facility requires that upon an offering by the Company, Holdings or any subsidiary of the Company of its common or other voting stock to any person other than a current stockholder or an affiliate thereof, 50% of the net proceeds from such offering, or upon the receipt of proceeds from certain assets sales and exchanges, or upon the incurrence of any additional indebtedness (other than indebtedness permitted under the Senior Credit Facility), 100% of the net proceeds from such incurrence, sale or exchange, will be applied toward the prepayment of indebtedness under the Senior Credit Facility. Such payments are required to be applied first to the prepayment of the term loan and, second, to reduce permanently the revolving credit commitments. In addition, the Senior Credit Facility requires that 75% of the Company's Excess Cash Flow (as defined in the Senior Credit Facility) will be applied toward the prepayment of the term loan under the Senior Credit Facility. Subject to certain conditions, the Company may, from time to time, make optional prepayments of Loans without premium or penalty.

COVENANTS

     The Senior Credit Facility imposes certain covenants and other requirements on the Company and its subsidiaries. In general, the affirmative covenants provide for mandatory reporting by the Company of financial and other information to the Lenders and notice by the Company to the Lenders upon the occurrence of certain events. The affirmative covenants also include standard covenants requiring the Company to operate its business in an orderly manner and consistent with past practices.

     The Senior Credit Facility contains certain negative covenants and restrictions on actions by the Company and its subsidiaries that, among other things, restrict: (i) the incurrence and existence of indebtedness; (ii) consolidations, mergers and sales of assets; (iii) the incurrence and existence of liens or other encumbrances; (iv) the incurrence and existence of contingent obligations; (v) the payment of dividends and repurchases of common stock; (vi) prepayments and amendments of certain subordinated debt instruments; (vii) investments, loans and advances; (viii) capital expenditures; (ix) changes in fiscal year; (x) certain transactions with affiliates; and (xi) changes in lines of business. In addition, the Senior Credit Facility requires that the Company comply with specified financial ratios and tests, including minimum cash flow, a maximum ratio of indebtedness to cash flow and a minimum interest coverage ratio.

EVENTS OF DEFAULT

     The Senior Credit Facility specifies certain customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default to certain other indebtedness and agreements, bankruptcy and insolvency events, material judgments and liabilities, change of control, and unenforceability of certain documents under the Senior Credit Facility.

FEES AND EXPENSES

     The Company is required to pay to the Administrative Agent, for the account of each Lender, 1/2 of 1% per annum of the average daily amount of the available revolving credit commitment of each Lender. The Company is also required to pay to the Administrative Agent an agent's fee in an amount agreed between the Company and the Administrative Agent.

     The description of the Senior Credit Facility set forth above does not purport to be complete and is qualified in its entirety by reference to the Senior Credit Facility and related guarantees and pledge agreements, copies of which are available from the Company upon request.

                              DESCRIPTION OF NOTES

     The terms of the Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes. The description of the Notes contained herein assumes that all Old Notes are exchanged for Notes in the Exchange Offer. To the extent that Old Notes remain outstanding after the consummation of the Exchange Offer, Old Notes and Notes will be repurchased pro rata pursuant to the repurchase provisions contained herein. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

GENERAL

     The Notes will be issued pursuant to the Indenture, dated as of October 30, 1996 (the "Indenture"), among the Company, Kragen Auto Supply Co. and Schuck's Distribution Co., as Subsidiary Guarantors, and Wells Fargo Bank, N.A., as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following is a summary of all material provisions of the Indenture, but does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy if the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     As of date of the issuance of the notes (the "Issue Date") none of the Company's Subsidiaries will be Unrestricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Notes will be limited in aggregate principal amount to $125.0 million and will mature on November 1, 2006. Interest on the Notes will accrue at the rate of 11% per annum and will be payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 1997, to Holders of record on the immediately preceding April 15 and October 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Additionally, interest on the Notes will accrue from the last interest payment date on which interest was paid on the Old Notes surrendered in exchange therefore, or if no interest has been paid on the Old Notes, from the date of the original issuance of the Old Notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments with respect to the Global Note and Certificated Notes (each as defined herein) the Holders of whom, in the case of Certificated Notes, have given wire transfer instructions to the Company, will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBORDINATION

     The payment of principal of, premium, if any, and interest on, the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding on the Issue Date or thereafter incurred. In addition, as set forth in "-- Subsidiary Guarantees" below, the Subsidiary Guarantees will be general unsecured obligations of the Subsidiary Guarantors, subordinated in right of payment to the prior payment in full of all Guarantor Senior Indebtedness.

     Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full of all such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under Title 11 of the United States Code and including, in the case of all Designated Senior Indebtedness, all Obligations with respect thereto) before the Holders of Notes will be entitled to receive any payment with respect to the Notes, and until all amounts with respect to Senior Indebtedness are paid in full, any distribution to which the Holders of Notes would be entitled shall be made to the holders of Senior Indebtedness (except payments made from the trust described under "-- Legal Defeasance and Covenant Defeasance" and except that Holders of the Notes may receive securities so long as (i) the Notes are not treated in any case or proceeding or other event described above as part of the same class of claims as the Senior Indebtedness or any class of claim on a parity with or senior to the Senior Indebtedness for any payment or distribution, (ii) such securities are subordinated at least to the same extent as the Notes to Senior Indebtedness of the Company and any securities issued in exchange for such Senior Indebtedness and (iii) such securities are authorized by an order or decree of a court of competent jurisdiction in a reorganization proceeding under any applicable bankruptcy, insolvency or similar law which gives effect to the subordination of the Notes to Senior Indebtedness in a manner and with an effect which would be required if this parenthetical clause were not included in this paragraph; provided that the Senior Indebtedness is assumed by the new corporation, if any, resulting from any such reorganization or readjustment and issuing such securities).

     The Company also may not make any payment upon or in respect of the Notes (except in such subordinated securities as described above or from the trust described under "-- Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the representative of the holders of any Designated Senior Indebtedness. Payments on the Notes may and will be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice.

     The Indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation, insolvency or similar proceeding, Holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. See "Risk Factors -- Subordination." As of February 2, 1997, the Company and its Subsidiaries had outstanding an aggregate principal amount of approximately $160.7 million of Senior Indebtedness and Guarantor Senior Indebtedness (without duplication), which would rank senior in right of payment to the Notes and the Subsidiary Guarantees, respectively. The Indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Indebtedness and Guarantor Senior Indebtedness, that the Company and its Subsidiaries, respectively, can incur. See "Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

SUBSIDIARY GUARANTEES

     The Company's payment obligations under the Notes will be fully, unconditionally and jointly and severally guaranteed pursuant to the Subsidiary Guarantees in effect on the Issue Date and any future Subsidiary Guarantees on a senior subordinated basis by the initial Subsidiary Guarantors and any Subsidiaries that become Subsidiary Guarantors after the Closing Date. The Subsidiary Guarantees of the Subsidiary Guarantors will be subordinated to the prior payment in full of all Guarantor Senior Indebtedness. As of February 2, 1997, the Company and its Subsidiaries had outstanding an aggregate principal amount of approximately $160.7 million of Senior Indebtedness and Guarantor Senior Indebtedness (without duplication), which would rank senior in right of payment to the Notes and the Subsidiary Guarantees, respectively.

     The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law.

     The Indenture provides that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless, subject to the provisions of the immediately following paragraph, (i) the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under its respective Subsidiary Guarantee pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee under the Indenture, (ii) immediately after giving effect to such transaction, no Default or Event of Default exists, and (iii) such Subsidiary Guarantor, or any Person formed by or surviving any such consolidation or merger, (A) would have Consolidated Net Worth (immediately after giving effect to such transaction) equal to or greater than the Consolidated Net Worth of such Subsidiary Guarantor immediately preceding the transaction and (B) would be permitted by virtue of the Company's pro forma Fixed Charge Coverage Ratio to incur, immediately after giving effect to such transaction, at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described in "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; provided that the foregoing will not apply to the merger of two or more Subsidiary Guarantors with and into each other or with or into the Company.

     The Indenture provides that in the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, then such Subsidiary Guarantor (in the event of a sale or other disposition of all of the Capital Stock of such Subsidiary Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "-- Repurchase at the Option of Holders -- Asset Sales."

OPTIONAL REDEMPTION

     The Notes will not be redeemable at the Company's option prior to November 1, 2001 except as described below, with the proceeds of an equity offering. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 1 of the years indicated below:

                                       YEAR                                 PERCENTAGE
        ------------------------------------------------------------------  ----------
        2001..............................................................   105.500%
        2002..............................................................    103.667
        2003..............................................................    101.833
        2004 and thereafter...............................................    100.000

     In addition, at any time on or prior to November 1, 1999, the Company may (but will not have the obligation to) redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price of 110% of the principal amount thereof, in each case plus accrued and unpaid interest thereon, if any, to the redemption date, with the net proceeds of an Equity Offering; provided that at least 65% of the original aggregate principal amount of Notes remain outstanding immediately after the occurrence of such redemption; and provided, further that such redemption will occur within 60 days of the date of the closing of such Equity Offering.

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee will deem fair and appropriate; provided that no Notes of $1,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     The Indenture provides that upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and further described below. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions in the Indenture, the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions in the Indenture by virtue thereof.

     The Change of Control Offer will remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Change of Control Offer Period"). No later than five Business Days after the termination of the Change of Control Offer Period (the "Change of Control Purchase Date"), the Company will purchase all Notes tendered in response to the Change of Control Offer. Payment for any Notes so purchased will be made in the same manner as interest payments are made.

     If the Change of Control Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Change of Control Offer.

     Upon the commencement of a Change of Control Offer, the Company will send, by first class mail, a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Change of Control Offer. The Change of Control Offer will be made to all Holders. The notice, which will govern the terms of the Change of Control Offer, will state:

          (a) that the Change of Control Offer is being made pursuant to this covenant and the length of time the Change of Control offer will remain open;

          (b) the purchase price and the Change of Control Purchase Date;

          (c) that any Note not tendered or accepted for payment will continue to accrue interest;

          (d) that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Purchase Date;

          (e) that Holders may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a principal amount of $1,000 or an integral multiple thereof;

          (f) that Holders electing to have a Note purchased pursuant to any Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, or transfer by book-entry transfer, to the Company, a Depositary, if appointed by the Company, or a Paying Agent at the address specified in the notice at least three days before the Change of Control Purchase Date; and

          (g) that Holders will be entitled to withdraw their election if the Company, the Depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Change of Control Offer Period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased.

     On the Change of Control Purchase Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee, the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

     Prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Senior Indebtedness to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

  Asset Sales

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, engage in an Asset Sale unless (i) the Company (or the Subsidiary, as the case may be) receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Sale at least equal to the fair market value, and in the case of a lease of assets, a lease providing for rent and other conditions which are no less favorable to the Company (or the Subsidiary, as the case may be) in any material respect than the then prevailing market conditions (evidenced in each case by a resolution of the Board of Directors of such entity set forth in an Officers'

Certificate delivered to the Trustee) of the assets or Equity Interests sold or otherwise disposed of, and (ii) at least 80% (100% in the case of lease payments) of the consideration therefor (excluding contingent liabilities assumed by the transferee of any such assets) received by the Company or such Subsidiary is in the form of cash or Cash Equivalents paid at the closing thereof; provided that the amount of (A) any liabilities (as shown on the Company's or such Subsidiary's most recent balance sheet or in the notes thereto, excluding contingent liabilities), of the Company or any Subsidiary that are assumed by the transferee of any such assets and (B) any notes, securities or other obligations received by the Company or any such Subsidiary from such transferee that are promptly, but in no event more than 30 days after receipt, converted by the Company or such Subsidiary into cash (to the extent of the cash received), will be deemed to be cash for purposes of this provision.

     The Company or any of its Subsidiaries may apply the Net Proceeds from such Asset Sale, at its option, (i) to permanently reduce Senior Term Debt within 12 months from the later of the date of such Asset Sale or the receipt of such Net Proceeds, (ii) to permanently reduce Senior Revolving Debt (and to correspondingly reduce commitments with respect thereto) within 12 months from the later of the date of such Asset Sale or the receipt of such Net Proceeds,
(iii) to permanently prepay, repay or purchase Senior Indebtedness or Guarantor Senior Indebtedness of the Company or a Subsidiary Guarantor (other than Senior Term Debt or Senior Revolving Debt) or Indebtedness (other than preferred stock) of the Company or a Subsidiary Guarantor (that, in the case of Indebtedness other than Senior Indebtedness or Guarantor Senior Indebtedness, is required by its terms to be prepaid, repaid or repurchased as a result of such Asset Sale) (and to correspondingly reduce any applicable commitments with respect thereto) within 12 months from the later of the date of such Asset Sale or the receipt of such Net Proceeds or (iv) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Subsidiary with Net Proceeds received by the Company or another Subsidiary) within 12 months from the later of the date of such Asset Sale or the receipt of such Net Proceeds. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Revolving Debt or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture and as described below. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds will be reset at zero. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with such a repurchase of the Notes. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions in the Indenture, the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions in the Indenture by virtue thereof.

     Notwithstanding the foregoing, if an Asset Sale Offer is commenced and securities of the Company ranking pari passu in right of payment with the Notes are outstanding at the date of commencement thereof, the terms of which provide that a substantially similar offer must be made with respect thereto, then the Asset Sale Offer shall be made concurrently with such offer, and securities of each issue which the holders of securities of such issue elect to have purchased will be accepted pro rata in proportion to the aggregate principal amount thereof.

     The Asset Sale Offer will remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Asset Sale Offer Period"). No later than five Business Days after the termination of the Offer Period (the "Asset Sale Purchase Date"), the Company will purchase the principal amount of Notes required to be purchased pursuant to this covenant (the "Asset Sale Offer Amount") or, if less than the Asset Sale Offer Amount has been tendered, all Notes tendered in response to the Asset Sale Offer. Payment for any Notes so purchased will be made in the same manner as interest payments are made.

     If the Asset Sale Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

     Upon the commencement of an Asset Sale Offer, the Company will send, by first class mail, a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Sale Offer. The Asset Sale Offer will be made to all Holders. The notice, which will govern the terms of the Asset Sale Offer, will state:

          (a) that the Asset Sale Offer is being made pursuant to this covenant and the length of time the Asset Sale Offer will remain open;

          (b) the Asset Sale Offer Amount, the purchase price and the Asset Sale Purchase Date;

          (c) that any Note not tendered or accepted for payment will continue to accrue interest;

          (d) that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Asset Sale Offer will cease to accrue interest after the Asset Sale Purchase Date;

          (e) that Holders may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a principal amount of $1,000 or an integral multiple thereof;

          (f) that Holders electing to have a Note purchased pursuant to any Asset Sale Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, or transfer by book-entry transfer, to the Company, a Depositary, if appointed by the Company, or a Paying Agent at the address specified in the notice at least three days before the Asset Sale Purchase Date;

          (g) that Holders will be entitled to withdraw their election if the Company, the Depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

          (h) that, if the aggregate principal amount of Notes surrendered by Holders exceeds the Asset Sale Offer Amount, the Company will select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $1,000, or integral multiples thereof, will be purchased); and

          (i) that Holders whose Notes were purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

     On or before the Asset Sale Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Sale Offer Amount of Notes or portions thereof pursuant to the Asset Sale Offer, or if less than the Asset Sale Offer Amount has been tendered, all Notes tendered, and will deliver to the Trustee an Officers' Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant. The Company, the Depositary or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the Asset Sale Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon written request from the Company will authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered.

Any Note not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Sale Offer on the Asset Sale Purchase Date.

CERTAIN COVENANTS

  Restricted Payments

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Subsidiary of the Company (and, if such Subsidiary is not a Wholly Owned Subsidiary, to its other shareholders on a pro rata basis)), (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Subsidiary of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Subsidiary of the Company that is a Subsidiary Guarantor), (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, prior to scheduled maturity, or applicable scheduled repayment or scheduled sinking fund payment date with respect thereto and in the applicable amounts so required (other than any of the foregoing with respect to such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of such transaction and in the applicable amounts so required), other than through the purchase or acquisition by the Company of Indebtedness through the issuance in exchange therefor of Equity Interests (other than Disqualified Stock) or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted
Payment:

          (a) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof;

          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under "-- Incurrence of Indebtedness and Issuance of Preferred Stock;" and

          (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries after the Closing Date (excluding Restricted Payments permitted by any of clauses
     (ii), (iii), (iv), (v), (vi) and (vii) (B) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the fiscal quarter in which the Closing Date occurred to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the Closing Date of Equity Interests of the Company and 100% of the amount by which Indebtedness of the Company or its Subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange thereof subsequent to the Closing Date into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary or an Unrestricted Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus (iii) 100% of any dividends received by the Company or a Wholly Owned Subsidiary that is a Subsidiary Guarantor after the Closing Date from an Unrestricted Subsidiary of the Company, plus (iv) 100% of the cash proceeds realized upon the sale of any Unrestricted Subsidiary (less the amount of any reserve established for purchase price adjustments and less the maximum amount of any indemnification or similar contingent obligation for the benefit of the purchaser, any of its Affiliates or any other third party in such sale, in each case as adjusted for any permanent reduction in any such amount on or after the date of such sale, other than by virtue of a payment made to such Person) following the Closing Date, plus (v) to the extent not otherwise included in (iv) above, to the extent that any Restricted Investment that was made after the Closing Date is sold for cash or otherwise liquidated or repaid for cash, the amount of cash proceeds received with respect to such Restricted Investment, plus (vi) $10 million.

     The foregoing provision will not prohibit:

          (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

          (ii) the making of any Restricted Investment in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided that any net cash proceeds that are utilized for such Restricted Investment, and any Net Income resulting therefrom, will be excluded from clauses (c)(i) and (c)(ii) of the preceding paragraph;

          (iii) the redemption, repurchase, retirement or other acquisition of any Equity Interest of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); provided that any net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition, and any Net Income resulting therefrom, will be excluded from clauses (c)(i) and (c)(ii) of the preceding paragraph;

          (iv) the defeasance, redemption or repurchase of Indebtedness that is subordinated to the Notes with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness which was incurred to refinance such subordinated Indebtedness or the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided that any net cash proceeds that are utilized for any such defeasance, redemption or repurchase, and any Net Income resulting therefrom, will be excluded from clauses (c)(i) and
     (c)(ii) of the preceding paragraph;

          (v) the repurchase, redemption or other acquisition or retirement for value of any subordinated Indebtedness from Net Proceeds to the extent permitted by the covenant described under "-- Asset Sales;" provided that any Net Proceeds that are utilized for any such defeasance, redemption or repurchase and any Net Income resulting therefrom will be excluded from clauses (c)(i) and (c)(ii) of the preceding paragraph;

          (vi) the payment by the Company of (A) certain standby commitment fees to Invifin S.A. in connection with the Senior Credit Facility in an aggregate amount not to exceed $1,575,000, (B) certain advisory fees to Investcorp International Inc. ("International") in connection with the Acquisition in an aggregate amount not to exceed $1,275,000, (C) certain management advisory and consulting fees to International pursuant to a management agreement entered into in connection with the Acquisition between International and the Company (x) in an aggregate amount not to exceed $5,000,000 for the first five years after the Closing Date and (y) in an aggregate amount not to exceed $1,000,000 in any fiscal year thereafter, (D) certain arrangement fees to International in connection with the Senior Credit Facility in an aggregate amount not to exceed $3,150,000 and (E) certain fees to Transatlantic in connection with a loan made to the Company prior to the Acquisition in an aggregate amount not to exceed $1,000,000;


          (vii) the payment of dividends, other distributions or other amounts by the Company to Holdings (A) in amounts equal to the amounts required for Holdings to pay franchise taxes and other fees required to maintain its corporate existence and provide for other operating costs; provided that the aggregate amount of such payments, dividends and distributions pursuant to this clause (vii)(A) shall not exceed $250,000 in any fiscal year, (B) in amounts equal to amounts required for Holdings to pay federal, state and local income taxes to the extent such income taxes are attributable to the income of the Company and its Subsidiaries (and, to the extent of amounts actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries), (C) in amounts equal to amounts expended by Holdings to redeem, or otherwise acquire or retire for value any Equity Interest of Holdings held by any member of Holdings' or the Company's management pursuant to any management agreement or stock option agreement and amounts loaned or advanced by Holdings to any member of Holdings' or the Company's management to enable such person to purchase any Equity Interests of Holdings; provided that the aggregate amounts distributed to Holdings pursuant to this clause (vii)(C) will not exceed $8,000,000 in the aggregate (net of cash proceeds received by Holdings from subsequent reissuances of Equity Interests to new members of management, except to the extent such proceeds are contributed by Holdings to the Company), (D) representing a portion of the proceeds of any Equity Offering that occurs pursuant to the sale by the Company of its Equity Interests other than Disqualified Stock; provided that the aggregate amount of such dividend may not exceed the amount expended by Holdings to redeem the Holdings Notes, (E) in an aggregate amount not to exceed $4,000,000 to enable Holdings to pay certain fees to Southwest Finance Limited in connection with the issuance of the Holdings Notes and (F) to reimburse Holdings for costs, fees and expenses incident to a registration of any of the Capital Stock of Holdings for a primary offering under the Securities Act, so long as (x) the net proceeds of such offering (if it is completed) are contributed to, or otherwise used for the benefit of, the Company and
     (y) the costs, fees and expenses are allocated among Holdings and any selling shareholders in such proportion as is required by an applicable shareholders agreement or, to the extent no applicable shareholders agreement exists, as is appropriate to reflect the relative proceeds received by Holdings and such selling shareholders; and

          (viii) the payment by the Company to members of management of the Company in connection with the termination of an equity participation program as a result of the Acquisition, provided that such payments do not exceed $19,900,000 in the aggregate, of which the last $5,966,000 may be paid by the Company under this clause (viii) only to the extent payment of such amount is received by the Company from the Carmel Trust or an Affiliate thereof;

provided that in the case of clauses (iv), (v), (vi), (vii)(E) and (vii)(F) of this paragraph, no Default or Event of Default shall have occurred and be continuing and, in the case of clauses (vii)(C), (vii)(D) and (viii) of this paragraph, no Default referred to in clauses (i) or (ii) under "Events of Default and Remedies" shall have occurred and be continuing, at the time of such Restricted Payment or would occur as a consequence thereof.

     The Board of Directors may designate any Subsidiary to be an Unrestricted Subsidiary if no Default or Event of Default would be in existence following such designation. For purposes of making such determination, all outstanding Investments by the Company and its Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

     The amount of all Restricted Payments (other than cash) will be the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company will deliver to the Trustee an Officer's Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon the Company's latest available financial statements.

  Incurrence of Indebtedness and Issuance of Preferred Stock

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries and Unrestricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries and Unrestricted Subsidiaries to issue any shares of preferred stock; provided that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and the Company's Subsidiaries that are Subsidiary Guarantors may incur Indebtedness and issue preferred stock if: (i) the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been
(A) at least 2 to 1 if the date on which such additional Indebtedness is incurred, such Disqualified Stock is issued or, in the case of any Subsidiary Guarantor, such preferred stock is issued occurs prior to October 30, 1998, or
(B) at least 2.25 to 1 if such date occurs thereafter, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, or, in the case of any Subsidiary Guarantor, such preferred stock had been issued, as the case may be, at the beginning of such four-quarter period and (ii) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof; provided that no Guarantee may be incurred pursuant to this paragraph, unless the guaranteed Indebtedness is incurred by the Company or a Subsidiary pursuant to this paragraph.

     The foregoing provisions will not apply to:

          (i) the incurrence by the Company of Senior Term Debt and Senior Revolving Debt and letters of credit (and Guarantees thereof by Subsidiaries that are Subsidiary Guarantors) in an aggregate principal amount at any time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) not to exceed an amount equal to $200 million, less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently reduce the outstanding amount of the commitments with respect to such Indebtedness pursuant to the covenant described under "-- Asset Sales;"

          (ii) the incurrence by the Company and its Subsidiaries of the Existing Indebtedness;

          (iii) the incurrence by the Company of Indebtedness represented by the Notes and by the Subsidiaries of Indebtedness represented by the Subsidiary Guarantees;

          (iv) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or Purchase Money Obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company or such Subsidiary, in an aggregate principal amount not to exceed $25 million at any time outstanding;

          (v) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness that was incurred in compliance with the covenant described under the first paragraph of the "Incurrence of Indebtedness and Issuance of Preferred Stock" or under clauses (ii) and (iii) of this paragraph;

          (vi) the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Subsidiaries or between or among any Wholly Owned Subsidiaries; provided that (A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than a Wholly Owned Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Subsidiary will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be;

          (vii) the incurrence by the Company or any of its Subsidiaries that are Subsidiary Guarantors of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the Indenture to be incurred;

          (viii) the incurrence by the Company or any of its Subsidiaries that are Subsidiary Guarantors of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time not to exceed $30 million at any time outstanding (which may include additional Indebtedness incurred pursuant to the Senior Credit Facility);

          (ix) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt; provided that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Subsidiary of the Company; and

          (x) Indebtedness incurred by the Company or any of its Subsidiaries that is a Subsidiary Guarantor arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing the performance of the Company or any of its Subsidiaries in connection with the disposition of a portion of the business or assets of a Subsidiary of the Company in a principal amount not to exceed 25% of the gross proceeds (with proceeds other than cash or Cash Equivalents being valued at the fair market value thereof as determined by the Board of Directors of the Company in good faith) actually received by the Company or any of its Subsidiaries in connection with such disposition.

     Notwithstanding any other provision of this covenant, a Guarantee of Indebtedness permitted by the terms of the Indenture at the time such Indebtedness was incurred will not constitute a separate incurrence of Indebtedness.

  Liens

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens, unless the Obligations due under the Indenture and the Notes are secured, on an equal and ratable basis (or on a senior basis, in the case of Indebtedness subordinated in right of payment to the Notes), with the Obligations so secured.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (i)(A) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (B) pay any Indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (A) Existing Indebtedness, (B) the Senior Credit Facility as in effect as of the Closing Date, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no less favorable to the Holders of the Notes with respect to such dividend and other payment restrictions than those contained in the Senior Credit Facility as in effect on the Closing Date, (C) the Indenture and the Notes, (D) applicable law, (E) any instrument governing Acquired Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Acquired Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property and assets of the Person, so acquired; provided that the Consolidated EBITDA of such Person is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture, (F) by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, licenses and similar agreements entered into in the ordinary course of business, (G) Purchase Money Obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (H) agreements relating to the financing of the acquisition of real or tangible personal property acquired after the Closing Date; provided that such encumbrance or restriction relates only to the property which is acquired and in the case of any encumbrance or restriction that constitutes a Lien, such Lien constitutes a Permitted Lien as set forth in clause (xi) of the definition of "Permitted Lien,"(I) contracts entered into in connection with any sale of assets permitted by the Indenture in respect of the assets being sold pursuant to such contract, (J) Senior Indebtedness permitted to be incurred under the Indenture and incurred after the Closing Date; provided that such encumbrances or restrictions in such Indebtedness are no less favorable to the Holders of the Notes than the restrictions contained in the Senior Credit Facility on the Closing Date, (K) Indebtedness of Subsidiaries that are not Subsidiary Guarantors incurred under clause (x) of the covenant described under "-- Incurrence of Indebtedness and Issuance of Preferred Stock," (L) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no less favorable to the Holders of the Notes than those contained in the agreements governing the Indebtedness being refinanced or
(M) an agreement in effect on the Closing Date and any amendment thereto; provided that the restrictions contained in any such amendment are no less favorable to the Holders of the Notes than the restrictions contained in such agreements on the Closing Date.


  Limitation on Layering Debt

     The Indenture provides that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior in any respect in right of payment to the Notes. No Subsidiary Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to the Guarantor Senior Indebtedness and senior in any respect in right of payment to the Subsidiary Guarantees.

  Transactions with Affiliates

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person, (ii) the Company delivers to the Trustee (A) with respect to any Affiliate Transaction entered into after the Closing Date involving aggregate consideration in excess of $500,000, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (B) with respect to any Affiliate Transaction involving aggregate consideration in excess of $3 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing; provided that this clause (ii) shall not apply to transactions under the agreement dated on or before the Closing Date (the "Real Estate Agreement") among one or more Affiliates of the Carmel Trust and the Company in accordance with the terms of such Real Estate Agreement as in effect on the Closing Date and any amendments, modifications, restatements, renewals or supplements thereto; provided that any such amendment, modification, restatement, renewal or supplement to the Real Estate Agreement contains provisions that are no less favorable to the Holders of the Notes than those contained in the Real Estate Agreement as in effect on the Closing Date and has been approved by a majority of the disinterested members of the Board of Directors as evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee. In addition, the following will not be deemed to be Affiliate Transactions: (1) the provision of administrative or management services by the Company or any of its officers to any of its Subsidiaries in the ordinary course of business, (2) any employment agreement, collective bargaining agreement, employee benefit plan or any similar arrangement heretofore or hereafter entered into by the Company or any of its Subsidiaries in the ordinary course of business of the Company or such Subsidiary, (3) transactions between or among the Company and/or its Wholly Owned Subsidiaries, (4) transactions permitted by the covenant described in "-- Restricted Payments," (5) payment of reasonable and customary compensation to employees, officers, directors or consultants in the ordinary course of business and (6) maintenance in the ordinary course of business of benefit programs, or arrangements for employees, officers or directors, including vacation plans, health and life insurance plans, deferred compensation plans, and retirement or savings plans and similar plans.

  Additional Subsidiary Guarantees

     The Indenture provides that all Subsidiaries of the Company substantially all of whose assets are located in the United States or that conduct substantially all of their business in the United States will be Subsidiary Guarantors. In addition, the Indenture provides that the Company will not, and will not permit any of the Subsidiary Guarantors to, make any Investment in any Subsidiary that is not a Subsidiary Guarantor unless either (i) such Investment is permitted by the covenant described under "-- Restricted Payments," or (ii) such Subsidiary executes a Subsidiary Guarantee and delivers an opinion of counsel in accordance with the provisions of the Indenture.

  Reports

     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, at any time after the Company files a registration statement with respect to the Exchange Offer, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Subsidiary Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

  Merger, Consolidation, or Sale of Assets

     The Indenture provides that the Company may not, in a single transaction or series of related transactions, consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia, (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, (iii) immediately after such transaction no Default or Event of Default exists and (iv) the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock."

  Events of Default and Remedies


     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on the Notes (whether or not prohibited by the subordination provisions of the Indenture), (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture) including, without limitation, payments of any required Change of Control Payment or as a result of any Asset Sale Offer, (iii) failure by the Company to comply for 30 days after notice with its other obligations described under the captions "-- Change of Control" or "-- Asset Sales," or its obligations under "-- Restricted Payments" or "-- Incurrence of Indebtedness and Issuance of Preferred Stock," (iv) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes,
(v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Significant Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Significant Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Closing Date, which default (A) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness after giving effect to any grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (B) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more, (vi) failure by the Company or any of its Significant Subsidiaries to pay final judgments aggregating in excess of $10 million, which judgments are not paid, discharged or stayed for a period of 60 days, (vii) except as permitted by the Indenture, any Subsidiary Guarantee by a Significant Subsidiary will be held in any judicial proceeding to be unenforceable or invalid or will cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, will deny or disaffirm its obligations under its Subsidiary Guarantee if such Default continues for 10 days and (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries. A default under clauses (iii) and (iv) hereof will not constitute an Event of Default until the Trustee or Holders of 25% in aggregate principal amount of the then outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses
(iii) and (iv) hereof after receipt of such notice.


     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare the principal of, premium, if any, and accrued interest on the Notes to be due and payable immediately. If any Senior Indebtedness is outstanding pursuant to the Senior Credit Facility, upon a declaration of such acceleration, such principal, premium, if any, and accrued interest on the Notes shall be due and payable upon the earlier of (i) the day that is five Business Days after the provision to the Company and the agent under the Senior Credit Facility of such written notice, unless such Event of Default is cured or waived prior to such date, and (ii) the date of acceleration of any Senior Indebtedness under the Senior Credit Facility. Under certain circumstances, Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee quarterly a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or direct or indirect stockholder or Affiliate of the Company or any Subsidiary Guarantor (other than the Company and any Subsidiary Guarantor), as such, will have any liability for any obligations of the Company or any Subsidiary Guarantor under the Notes, the Subsidiary Guarantees, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes. In the event that the Company elects to exercise Covenant Defeasance with respect to certain covenants, the remaining covenants will remain in effect and an omission to comply with such remaining covenants will continue to constitute an Event of Default.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date, (ii) in the case of Legal Defeasance, the Company will have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Closing Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred, (iii) in the case of Covenant Defeasance, the Company will have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner at the same times as would have been the case if such Covenant Defeasance had not occurred, (iv) no Default or Event of Default will have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit, (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a Default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption
"-- Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's or the Subsidiary Guarantors' obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default will occur (which will not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to CSK Auto, Inc., 645 E. Missouri Avenue, Phoenix, Arizona 85012, Attention: Secretary.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the certificates representing the Notes will initially be issued in the form of one or more permanent global Notes in definitive, fully registered form without interest coupons (each a "Global Note"). Upon issuance, each Global Note will be deposited with the Trustee as custodian for, and registered in the name of, a nominee of The Depository Trust Company ("DTC").

     If a Holder tendering Old Notes so requests, such Holder's Notes will be issued as described below under "-- Certificated Notes" in registered form without coupons (the "Certificated Notes").

     Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or Holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

     Payments of the principal of, premium, if any, and interest on a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspects of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     The Company expects that DTC will take any action permitted to be taken by a Holder of a Note only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of a Note as to which such participant or participants has or have given direction. However, if there is an Event of Default under the Notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants.

     DTC has advised the Company that it is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Certificated Notes

     If (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture, then, upon surrender by DTC of its Global Note, Certificated Notes will be issued to each person that DTC identifies as the beneficial owner of the Notes represented by the Global Note. In addition, any person having a beneficial interest in a Global Note or any holder of Old Notes whose Old Notes have been accepted for exchange may, upon request to the Trustee or the Exchange Agent, as the case may be, exchange such beneficial interest or Old Notes for Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person and existing at the time such asset is acquired.

     "Additional Assets" means (i) any property or assets to be used by the Company or a Subsidiary in a Related Business, (ii) the Capital Stock of a Person that becomes a Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Subsidiary or (iii) Capital Stock constituting a minority of interest in any Person that at such time is a Subsidiary; provided that, in the case of clauses (ii) and (iii), such Subsidiary is engaged in a Related Business.

     "Affiliate" of any specified Person means (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person and (ii) any Person who is a director or officer (A) of such Person, (B) of any Subsidiary of such Person or (C) of any Person described in clause (i) above. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition that does not constitute a Restricted Payment or an Investment by such Person of any of its non-cash assets (including, without limitation, by way of a sale and leaseback and including the issuance, sale or other transfer of any of the Capital Stock of any Subsidiary of such Person (other than directors' qualifying shares)) other than to the Company or to any of its Wholly Owned Subsidiaries that is a Subsidiary Guarantor and (ii) the issuance of Equity Interests in any Subsidiary or the sale of any Equity Interests of any Subsidiary (other than directors' qualifying shares), in each case, in one or a series of related transactions of or with respect to assets or Equity Interests that have a fair market value of $1.5 million or more. Notwithstanding the foregoing, the term "Asset Sale" shall not include: (A) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company, as permitted pursuant to the covenant described under "Merger, Consolidation or Sale of Assets," (B) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business, (C) a transfer of assets by the Company to a Wholly Owned Subsidiary that is a Subsidiary Guarantor or by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary that is a Subsidiary Guarantor or by a Wholly Owned Subsidiary that is not a Subsidiary Guarantor to another Wholly Owned Subsidiary that is not a Subsidiary Guarantor, (D) an issuance of Equity Interests by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary that is a Subsidiary Guarantor, or by a Wholly Owned Subsidiary that is not a Subsidiary Guarantor to another Wholly Owned Subsidiary that is not a Subsidiary Guarantor,
(E) the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind, (F) the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property or (G) Permitted Investments.

     "Board of Directors" means, with respect to any Person, the Board of Directors of such Person, or any authorized committee of the Board of Directors of such Person.

     "Business Day" means any day other than a Legal Holiday.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but in each case excluding any debt securities convertible into such stock, interests or other equivalents.

     "Carmel Trust" means The Carmel Trust, a trust governed by the laws of Canada, so long as the beneficiaries of such Trust are the named beneficiaries of the Trust on the Closing Date or the beneficiaries that may be designated as such pursuant to the terms of the agreement pursuant to which the Trust was established, as such agreement is in effect as of the Closing Date.

     "Cash Equivalents" means (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities not more than twelve months from the date of acquisition, (ii) U.S. dollar denominated (or foreign currency fully hedged) time deposits, certificates of deposit, Eurodollar time deposits or Eurodollar certificates of deposit of (A) any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million or (B) any bank whose short-term commercial paper rating from S&P is at least A-1 or the equivalent thereof or from Moody's is at least P-1 or the equivalent thereof (any such bank being an "Approved Lender"), in each case with maturities of not more than twelve months from the date of acquisition, (iii) commercial paper and variable or fixed rate notes issued by any Approved Lender (or by the parent company thereof) or any variable rate notes issued by, or guaranteed by, any domestic corporation rated A-2 (or the equivalent thereof) or better by S&P or P-2 (or the equivalent thereof) or better by Moody's and maturing within twelve months of the date of acquisition, (iv) repurchase agreements with a bank or trust company or recognized securities dealer having capital and surplus in excess of $500 million for direct obligations issued by or fully guaranteed by the United States on which the Company shall have a perfected first priority security interest (subject to no other Liens) and having, on the date of purchase thereof, a fair market value of at least 100% of the amount of repurchase obligations and (v) interests in money market mutual funds which invest solely in assets or securities of the type described in subparagraphs
(i), (ii), (iii) or (iv) hereof.

     "Change of Control" means such time as (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than the Initial Control Group, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the voting Capital Stock of the Company or Holdings, as the case may be; provided that the Initial Control Group "beneficially owns" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the voting Capital Stock of the Company or Holdings, as the case may be, than such other person and does not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of the Company or Holdings, as the case may be (for purposes of this definition, such other person shall be deemed to beneficially own any voting Capital Stock of a specified corporation held by a parent corporation, if such other person "beneficially owns" (as defined in this definition), directly or indirectly, more than 35% of the voting power of the voting Capital Stock of such parent corporation and the Initial Control Group "beneficially owns" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the voting power of the voting Capital Stock of such parent corporation and does not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation) or (ii) any Person (other than the Initial Control Group) (A) nominates one or more individuals for election to the board of directors of the Company or Holdings, as the case may be, (B) solicits proxies, authorizations or consents in connection therewith and (C) such number of nominees of such Person elected to serve on the board of directors in such election and all previous elections after the Closing Date and which are still serving on such board of directors represents a majority of the board of directors of the Company or Holdings, as the case may be, following such election.

     "Closing Date" means the date on which the Notes are originally issued under the Indenture.

     "Consolidated EBITDA" means, for any period, the sum, without duplication, of (i) Consolidated Net Income of the Company for such period, plus (ii) Fixed Charges of the Company for such period, plus (iii) provision for taxes based on income or profits for such period (to the extent such income or profits were included in computing such Consolidated Net Income for such period), plus (iv) consolidated depreciation, amortization and other non-cash charges of the Company and its Subsidiaries required to be reflected as expenses on the books and records of the Company, plus (v) to the extent deducted in determining such Consolidated Net Income for such period, expenses during such period consisting of internal software development costs that are expensed by the Company but that could have been capitalized during such period in accordance with GAAP and minus
(vi) cash payments with respect to any non-recurring, non-cash charges previously added back pursuant to clause (iv); provided that Consolidated Net Income shall exclude the impact of foreign currency translations. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockbrokers.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof, (ii) Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles (effected either through cumulative effect adjustment or a retroactive application) shall be excluded, (v) the Net Income of, or any dividends or other distributions from, any Unrestricted Subsidiary, to the extent otherwise included, shall be excluded, except to the extent actually distributed to the Company or one of its Subsidiaries, (vi) all other extraordinary gains and extraordinary losses shall be excluded and (vii) any payments (net of tax benefits related thereto) made by the Company under clauses (vii) (A) through
(F) of the second paragraph of clause (c) of the covenant described under "Certain Covenants -- Restricted Payments," to the extent that such payments are for items which are accounted for as expenses by Holdings (including, without limitation, all payments of federal, state and local income taxes), shall be included.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (A) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of going concern business made within 12 months after the acquisition of such business) subsequent to the Closing Date in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (B) all investment as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (C) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Depositary" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in the Indenture as the Depositary with respect to the Notes, until a successor shall have been appointed and become such Depositary pursuant to the applicable provision of the Indenture, and, thereafter, "Depositary" shall mean or include such successor.

     "Designated Senior Indebtedness" means (i) so long as the Senior Bank Debt is outstanding, the Senior Bank Debt and (ii) thereafter, any other Senior Indebtedness permitted under the Indenture the principal amount of which is $10 million or more and that has been designated by the Company in the instrument governing such Senior Indebtedness as "Designated Senior Indebtedness."

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date on which the Notes mature.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Equity Offering" means an underwritten public offering of Equity Interests of the Company other than Disqualified Stock pursuant to a registration statement filed with the SEC in accordance with the Securities Act.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Existing Indebtedness" means the Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Senior Credit Facility) in existence on the Closing Date, until such amounts are repaid.

     "Existing Preferred Stock" means the 12% preferred stock of the Company issued and outstanding on the Closing Date, and any extensions, refinancings, renewals or replacements thereof (the "Refinancing Preferred Stock"); provided that (i) the aggregate liquidation preference of such Refinancing Preferred Stock does not exceed the aggregate liquidation preference of the Existing Preferred Stock and (ii) the dividend rate per annum of such Refinancing Preferred Stock does not exceed the dividend rate per annum of the Existing Preferred Stock.

     "Fixed Charges" means, for any period, the sum, without duplication, of (i) the consolidated interest expense of the Company and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization or original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financing, and net payments (if any) pursuant to Hedging Obligations (but excluding commitment fees and other periodic bank charges)), (ii) the consolidated interest expense of the Company and its Subsidiaries that was capitalized during such period, (iii) the interest expense on Indebtedness of another Person that is Guaranteed by the Company or one of its Subsidiaries or secured by a Lien on assets of the Company or one of its Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (A) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Subsidiary) on any series of preferred stock (other than the Existing Preferred Stock) of such Person payable to a party other than the Company or a Wholly Owned Subsidiary, times (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, on a consolidated basis and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means, for any period, the ratio of (i) Consolidated EBITDA to (ii) Fixed Charges, each determined for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the four-quarter reference period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), which Indebtedness or preferred stock remains outstanding on the Calculation Date, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, and to the discharge of any other Indebtedness or preferred stock repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness or preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. For purposes of making the computation referred to above, (A) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period, (B) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded and (C) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or business disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the Company or any of its Subsidiaries following the Calculation Date.

     "GAAP" means generally accepted accounting principles, as in effect from time to time, set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP as in effect on the Closing Date.

     "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States of America is pledged.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantor Senior Indebtedness" means (i) any Guarantees by the Subsidiary Guarantors of the Senior Bank Debt and (ii) any other Indebtedness permitted to be incurred by the Subsidiary Guarantors under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Subsidiary Guarantees. Notwithstanding anything to the contrary in the foregoing, Guarantor Senior Indebtedness will not include (A) any liability for federal, state, local, or other taxes owed or owing by the Subsidiary Guarantors, (B) any Indebtedness of the Subsidiary Guarantors to any of their Subsidiaries or other Affiliates, (C) any trade payables or (D) any Indebtedness that is incurred in violation of the Indenture.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Holder" means a Person in whose name a Note is registered on the Registrar's books.

     "Holdings Notes" means the 12% senior subordinated notes of Holdings due 2008, issued pursuant to (i) an indenture dated on or about the Closing Date, between Holdings and AIBC Services, N.V., as trustee, and (ii) an indenture dated on or about the Closing Date, between Holdings and Transatlantic Finance, Ltd., as trustee, as the same may be refinanced, extended or renewed from time to time without increasing the principal amount thereof or interest rate with respect thereto.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

     "Initial Control Group" means (i) Investcorp, (ii) members of the Management Group, (iii) any Person to the extent acting in the capacity of an underwriter in connection with a public or private offering of the Company's or Holding's Capital Stock and (iv) any Affiliate of Investcorp.

     "Investcorp" means INVESTCORP S.A., a Luxembourg corporation.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans including Guarantees and other Indebtedness, advances or capital contributions (excluding commission, payroll, travel, loans and similar advances to officers and employees, accounts receivable and bank demand deposits, in each case made or arising in the ordinary course of business), transfers of assets outside the ordinary course of business (other than Asset Sales), purchases, redemptions or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person (including, without limitation, any Indebtedness, Equity Interest or other securities of the direct or indirect parent of the Company or other Affiliate of the Company) and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment.

     "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in the City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Management Group" means any Officer of the Company or Holdings.

     "Net Income" means for any period with respect to any Person, the net income (loss) of such Person for such period, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, plus, in each case, to the extent deducted in determining net income for such period, any expenses incurred in connection with the Acquisition and any payments made under the equity participation program resulting from the Acquisition, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (A) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (B) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, and excluding any other consideration received in the form of assumption by the acquiring person of

Indebtedness or other obligations relating to the assets that are the subject of such Asset Sale or received in any other non-cash form), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, title and recording tax expenses and other fees and expenses incurred and sales commissions) and any relocation expenses incurred as a result thereof, all Federal, state, local and foreign taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), all payments made on any Indebtedness that is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by application of law be repaid out of the proceeds from such Asset Sale, all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Subsidiaries (A) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness),
(B) is directly or indirectly liable (as a guarantor or otherwise), or (C) constitutes the lender, (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity, and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Subsidiaries.

     "Obligations" means, with respect to any Indebtedness, any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing such Indebtedness.

     "Officer" means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.


     "Permitted Investments" means (i) any Investments in the Company or in a Subsidiary of the Company that is a Subsidiary Guarantor and that is engaged in a Related Business, (ii) any Investment in Cash Equivalents, (iii) Investments by the Company or any Subsidiary of the Company in a Person if as a result of such Investment (A) such Person becomes a Subsidiary of the Company that is engaged in a Related Business or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Subsidiary of the Company that is a Subsidiary Guarantor and that is engaged in a Related Business, (iv) Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described under "-- Asset Sales," (v) Investments outstanding as of the Closing Date, (vi) Investments in the form of promissory notes of members of the Company's or Holdings' management in consideration of the purchase by such members of Equity Interests (other than Disqualified Stock) in the Company or Holdings; provided that such Investments made under this clause (vi) do not exceed $8 million at any time outstanding, (vii) Investments which constitute Indebtedness permitted by the covenant described under "Incurrence of Indebtedness and Issuance of Preferred Stock," (viii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Subsidiary or in satisfaction of judgments and (ix) other Investments in any Person that do not exceed $5 million at any time outstanding.



     "Permitted Liens" means (i) Liens securing Senior Indebtedness in an aggregate principal amount at any time outstanding not to exceed amounts permitted under the covenant described under "-- Incurrence of Indebtedness and Issuance of Preferred Stock," (ii) Liens in favor of the Company, (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company, (iv) Liens on property existing at the time of acquisition thereof by the Company or any

Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such acquisition, (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business, (vi) Liens existing on the Closing Date, (vii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor,
(viii) carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other like Liens arising in the ordinary course of business in respect of obligations that are not yet due or that are bonded or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company or such Subsidiary, as the case may be, in accordance with GAAP, (ix) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, (x) easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any of its Subsidiaries, (xi) Purchase Money Liens (including extensions and renewals thereof), (xii) Liens securing reimbursement obligations with respect to letters of credit which encumber only documents and other property relating to such letters of credit and the products and proceeds thereof, (xiii) judgment and attachment Liens not giving rise to an Event of Default, (xiv) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements, (xv) Liens arising out of consignment or similar arrangements for the sale of goods, (xvi) any interest or title of a lessor in property subject to any capital lease obligation or operating lease, (xvii) Liens arising from filing Uniform Commercial Code financing statements regarding leases, (xviii) leases or subleases to third parties, (xix) Liens on assets of Subsidiaries with respect to Acquired Indebtedness and (xx) any condemnation or eminent domain proceedings affecting any real property.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries; provided that: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith), (ii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu or subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or agency or political subdivision thereof (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

     "Purchase Money Lien" means a Lien granted on an asset or property to secure a Purchase Money Obligation permitted to be incurred under the Indenture and incurred solely to finance the acquisition of such asset or property; provided that such Lien encumbers only such asset or property and is granted within 180 days of such acquisition.

     "Purchase Money Obligations" of any Person means any obligations of such Person to any seller or any other Person incurred or assumed to finance the acquisition of real or personal property to be used in the business of such Person or any of its Subsidiaries in an amount that is not more than 100% of the cost of such property, and incurred within 180 days after the date of such acquisition (excluding accounts payable to trade creditors incurred in the ordinary course of business).

     "Related Business" means those businesses in which the Company or any of its Subsidiaries are engaged on the Closing Date, any businesses incidental thereto and any reasonable extensions or expansions thereof.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "SEC" means the Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Senior Bank Debt" means the Indebtedness outstanding under the Senior Credit Facility as such agreement may be restated, further amended, supplemented or otherwise modified, waived or replaced from time to time hereafter, together with any refunding or replacement of such Indebtedness.

     "Senior Credit Facility" means the Senior Credit Facility dated on or about the Closing Date among the Company, the lenders referred to therein and The Chase Manhattan Bank, as administrative agent, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith and in each case as amended, modified, waived, renewed, refunded, replaced or refinanced from time to time.

     "Senior Indebtedness" means (i) the Senior Bank Debt and (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include (A) any liability for federal, state, local or other taxes owed or owing by the Company, (B) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates, (C) any trade payables or (D) any Indebtedness that is incurred in violation of the Indenture.

     "Senior Revolving Debt" means revolving credit borrowings and letters of credit under the Senior Credit Facility and/or any successor facility or facilities.

     "Senior Term Debt" means term loans under the Senior Credit Facility and/or any successor facility or facilities.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof; provided that "Significant Subsidiary" shall include any two or more Subsidiaries which, if considered as a whole, would constitute a Significant Subsidiary.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof). Unrestricted Subsidiaries shall not be included in the definition of Subsidiary for any purposes of the Indenture (except, as the context may otherwise require, for purposes of the definition of "Unrestricted Subsidiary").

     "Subsidiary Guarantees" means each of the Guarantees of the Company's obligations under the Notes and related obligations entered into by a Subsidiary Guarantor.

     "Subsidiary Guarantors" means each Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

     "Unrestricted Subsidiary" means any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (A) has no Indebtedness other than Non-Recourse Debt, (B) is not party to any agreement, contract, arrangement or understanding with the Company or any Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company, (C) is a Person with respect to which neither the Company nor any of its Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results and (D) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted under the Indenture. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the Indenture, the Company shall be in Default under the Indenture). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the Indenture, and (ii) no Default or Event of Default would be in existence following such designation.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person. Unrestricted Subsidiaries shall not be included in the definition of Wholly Owned Subsidiary for any purposes of the Indenture (except, as the context may otherwise require, for purposes of the definition of "Unrestricted Subsidiary.")

                              PLAN OF DISTRIBUTION


     Each broker-dealer that receives Notes for its own account pursuant to the Exchange Offer (a "Participating Broker") must acknowledge that it will deliver a prospectus in connection with any resale of such Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker in connection with any resale of Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of one year from the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any Participating Broker for use in connection with any such resale. In addition, until August 11, 1997 (90 days from the date of this Prospectus), all dealers effecting transactions in the Notes may be required to deliver a prospectus.


     The Company will not receive any proceeds from any sale of Notes by broker-dealers. Notes received by any Participating Broker may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Notes. Any Participating Broker that resells Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus as required, a Participating Broker will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of one year from the Expiration Date, the Company will send a reasonable number of additional copies of this Prospectus and any amendment or supplement to this Prospectus to any Participating Broker that requests such documents in the Letter of Transmittal. The Company will pay all the expenses incident to the Exchange Offer (which shall not include the expenses of any Holder in connection with resales of the Notes). The Company has agreed to indemnify Holders of the Notes, including any Participating Broker, against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby and the Subsidiary Guarantees will be passed upon by Gibson, Dunn & Crutcher LLP and, as to certain matters governed by the laws of the State of Arizona, by Bryan Cave LLP and, as to certain matters governed by the laws of the State of Washington, by Ryan, Swanson & Cleveland, PLLC.

                                    EXPERTS

     The consolidated balance sheet of the Company as of February 2, 1997 and the related consolidated statements of operations, stockholder's equity and cash flows for the year then ended included in this Prospectus have been so included in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The consolidated balance sheet of the Company as of January 28, 1996 and the related consolidated statements of operations, stockholder's equity and cash flows for each of the two years in the period ended January 28, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     The consolidated balance sheet of the Company as of January 28, 1996 and the related consolidated statements of operations, stockholder's equity and cash flows for each of the two years in the period ended January 28, 1996 were audited by Price Waterhouse LLP. The financial statements for the year ended February 2, 1997 were audited by Coopers & Lybrand L.L.P., which was first engaged effective December 5, 1996. Upon the completion of the Acquisition and Financings, and with the approval of the Board of Directors, Price Waterhouse LLP was dismissed by management as the Company's independent accountants.

     The reports of Price Waterhouse LLP with respect to the financial statements of the Company for each of the two fiscal years in the period ended January 28, 1996 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audits for each of the two fiscal years in the period ended January 28, 1996 and through December 5, 1996 there were no disagreements between the Company and Price Waterhouse LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Price Waterhouse LLP, would have caused it to make reference to the subject matter thereof in connection with its reports on the financial statements for such years.

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Financial Statements
  Report of Independent Accountants...................................................   F-2
  Report of Independent Accountants...................................................   F-3
  Consolidated Statements of Operations...............................................   F-4
  Consolidated Balance Sheets.........................................................   F-5
  Consolidated Statements of Stockholder's Equity.....................................   F-6
  Consolidated Statements of Cash Flows...............................................   F-7
  Notes to Consolidated Financial Statements..........................................   F-8

                   REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of CSK Auto, Inc. (a wholly-owned subsidiary of CSK Group, Ltd.)

     We have audited the accompanying consolidated balance sheet of CSK Auto, Inc. and subsidiaries (the "Company") as of February 2, 1997, and the related consolidated statement of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSK Auto, Inc. and subsidiaries at February 2, 1997 and the consolidated results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Phoenix, AZ

April 22, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of CSK Auto, Inc. (a wholly-owned subsidiary of CSK Group, Ltd.)

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of stockholder's equity present fairly, in all material respects, the financial position of CSK Auto, Inc. (a wholly-owned subsidiary of CSK Group, Ltd.) and its subsidiaries at January 28, 1996, and the results of their operations and their cash flows for each of the two years in the period ended January 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Phoenix, AZ
May 21, 1996

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                         YEAR ENDED
                                                 ----------------------------------------------------------
                                                 JANUARY 29, 1995     JANUARY 28, 1996     FEBRUARY 2, 1997
                                                 ----------------     ----------------     ----------------
Net Sales......................................      $688,135             $718,352             $793,092
Cost and expenses:
  Cost of sales................................       410,358              433,817              463,374
  Operating and administrative.................       255,922              281,387              298,004
  Store closing costs..........................         2,678                3,310               14,904
  Acquisition charge -- equity participation
     agreements................................            --                   --               20,174
                                                     --------             --------             --------
                                                      668,958              718,514              796,456
Operating profit (loss)........................        19,177                 (162)              (3,364)
Other Acquisition and Financings fees..........            --                   --               12,463
Interest expense...............................        10,343               14,379               19,025
                                                     --------             --------             --------
Income (loss) before income taxes and
  extraordinary gain...........................         8,834              (14,541)             (34,852)
Income tax expense (benefit)...................           796               (5,447)             (11,318)
                                                     --------             --------             --------
Income (loss) before extraordinary gain........         8,038               (9,094)             (23,534)
Extraordinary gain on the elimination of debt,
  net of income taxes..........................        97,186                   --                   --
                                                     --------             --------             --------
Net income (loss)..............................      $105,224             $ (9,094)            $(23,534)
                                                     ========             ========             ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                        JANUARY 28,     FEBRUARY 2,
                                                                           1996            1997
                                                                        -----------     -----------
Cash and cash equivalents.............................................   $   4,364       $   5,223
Receivables, net of allowances of $1,953 and $1,768, respectively.....      25,448          28,511
Inventories...........................................................     248,964         268,214
Assets held for sale..................................................       1,203           5,971
Prepaid expenses and other assets.....................................       4,823          10,139
                                                                          --------        --------
          Total current assets........................................     284,802         318,058
Property and equipment, net...........................................      80,018          71,363
Leasehold interests, net..............................................      14,500          12,683
Deferred income taxes.................................................       9,219          18,089
Other assets, net.....................................................       2,780          19,350
                                                                          --------        --------
          Total assets................................................   $ 391,319       $ 439,543
                                                                          ========        ========

                          LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

Accounts payable......................................................   $ 153,709       $ 128,002
Accrued payroll and related expenses..................................      13,503          15,851
Accrued expenses and other current liabilities........................      21,479          44,444
Due to affiliates.....................................................       5,530              --
Current maturities of amounts due under credit agreement..............       1,000           1,000
Current maturities of capital lease obligations.......................       5,488           7,007
Deferred income taxes.................................................       3,045             597
                                                                          --------        --------
          Total current liabilities...................................     203,754         196,901
                                                                          --------        --------
Amounts due under credit agreement....................................      95,062         137,000
Obligations under senior notes........................................          --         125,000
Obligations under capital leases......................................      20,453          15,673
Due to affiliates.....................................................          --           1,000
Other.................................................................      12,053          20,675
                                                                          --------        --------
          Total non-current liabilities...............................     127,568         299,348
                                                                          --------        --------
Commitments and contingencies
Stockholder's equity (deficit):
  Redeemable preferred stock, $.01 par value, 206,500 shares authorized, 50,000 shares issued and outstanding, liquidation preference redeemable at $1,000 per share, 12% cumulative
     dividend.........................................................          --               1
  Common stock, $.01 par value, 20,000 shares authorized, 2,000 shares
     issued and outstanding...........................................           1               1
  Additional paid-in capital..........................................      87,122           1,501
  Stockholder receivable..............................................          --          (5,966)
  Accumulated deficit.................................................     (27,126)        (52,243)
                                                                          --------        --------
          Total stockholder's equity (deficit)........................      59,997         (56,706)
                                                                          --------        --------
          Total liabilities and stockholder's equity (deficit)........   $ 391,319       $ 439,543
                                                                          ========        ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                    REDEEMABLE
                                 PREFERRED STOCK       COMMON STOCK      ADDITIONAL
                                 ----------------    ----------------     PAID-IN      ACCUMULATED    STOCKHOLDER    TOTAL EQUITY
                                 SHARES    AMOUNT    SHARES    AMOUNT     CAPITAL        DEFICIT      RECEIVABLE      (DEFICIT)
                                 ------    ------    ------    ------    ----------    -----------    -----------    ------------
Balance at January 30, 1994....     --      $ --     2,000      $  1     $  81,679      $(123,256)     $      --      $  (41,576)
Income benefit from tax
  agreement....................     --        --        --        --           728             --             --             728
Net income.....................     --        --        --        --            --        105,224             --         105,224
                                 ------      ---     -----       ---     ---------      ---------        -------       ---------
Balance at January 28, 1995....     --        --     2,000         1        82,407        (18,032)            --          64,376
Contribution from Holdings.....     --        --        --        --         4,715             --             --           4,715
Net loss.......................     --        --        --        --            --         (9,094)            --          (9,094)
                                 ------      ---     -----       ---     ---------      ---------        -------       ---------
Balance at January 28, 1996....     --        --     2,000         1        87,122        (27,126)            --          59,997
Redeemable preferred shares
  issued.......................  50,000        1        --        --        45,999             --             --          46,000
Stockholder receivable.........     --        --        --        --         5,966             --         (5,966)             --
Dividend to affiliate..........     --        --        --        --      (238,468)            --             --        (238,468)
Contribution from Holdings.....     --        --        --        --       100,882             --             --         100,882
Net loss.......................     --        --        --        --            --        (23,534)            --         (23,534)
Accrual of dividend on
  preferred stock..............     --        --        --        --            --         (1,583)            --          (1,583)
                                 ------      ---     -----       ---     ---------      ---------        -------       ---------
Balance at February 2, 1997....  50,000     $  1     2,000      $  1     $   1,501      $ (52,243)     $  (5,966)     $  (56,706)
                                 ======      ===     =====       ===     =========      =========        =======       =========

  The accompanying notes are an integral part of these consolidated financial statements.

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                         YEAR ENDED
                                                   ------------------------------------------------------
                                                   JANUARY 29, 1995   JANUARY 28, 1996   FEBRUARY 2, 1997
                                                   ----------------   ----------------   ----------------
Cash flows provided by (used in) operating
  activities:
  Net income (loss)..............................      $105,224          $  (9,094)         $ (23,534)
  Adjustments to reconcile net income (loss) to
     net cash provided by (used in) operating
     activities:
     Depreciation and amortization of property
       and equipment.............................        10,961             14,343             17,290
     Amortization and write-off of leasehold
       interests.................................         1,992              1,647              1,749
     Amortization of deferred financing costs....           359                737              1,421
     Amortization of other deferred charges......           152                271                186
     Deferred interest on previous credit
       agreement.................................         1,662                 --                 --
     Extraordinary gain on elimination of debt...       (97,186)                --                 --
     Deferred income taxes.......................          (195)            (5,448)           (11,318)
     Change in operating assets and liabilities:
       Accounts receivable.......................        (5,063)           (11,772)            (3,063)
       Inventories...............................       (34,010)           (23,081)           (19,250)
       Prepaid expenses and other current
          assets.................................           113                542             (5,316)
       Accounts payable..........................        33,209             22,631            (25,707)
       Accrued payroll, accrued expenses and
          other current liabilities..............        (3,821)              (496)            16,993
       Due to affiliate..........................            --              5,530             (4,530)
       Store closing costs.......................          (618)              (447)            10,544
       Other.....................................         2,341              1,276              6,169
                                                       --------          ---------          ---------
     Net cash provided by (used in) operating
       activities................................        15,120             (3,361)           (38,366)
                                                       --------          ---------          ---------
Cash flows used in investing activities:
     Capital expenditures........................       (14,597)           (11,640)            (6,317)
     Expenditures for assets held for sale.......        (6,038)           (24,203)           (19,023)
     Proceeds from sale of property and equipment
       and assets held for sale..................         1,758             28,257             14,667
     Other investing activities..................          (106)              (302)               (13)
                                                       --------          ---------          ---------
     Net cash used in investing activities.......       (18,983)            (7,888)           (10,686)
                                                       --------          ---------          ---------
Cash flows provided by (used in) financing
  activities:
     Borrowings under Senior Credit Agreement....            --            809,663            805,242
     Payments of debt............................        (2,362)          (795,807)          (763,304)
     Borrowings under Senior Notes...............            --                 --            125,000
     Issuance of preferred stock.................            --                 --             46,000
     Payments on capital lease obligations.......        (2,954)            (4,976)            (5,888)
     Dividends paid to affiliate.................            --                 --           (238,468)
     Contributions from Holdings.................            --              4,715            100,882
     Note issuance costs.........................            --                 --            (18,632)
     Other.......................................           (67)              (852)              (921)
                                                       --------          ---------          ---------
Net cash provided by (used in) financing
  activities.....................................        (5,383)            12,743             49,911
                                                       --------          ---------          ---------
Net increase (decrease) in cash and cash
  equivalents....................................        (9,246)             1,494                859
Cash and cash equivalents, beginning of period...        12,116              2,870              4,364
                                                       --------          ---------          ---------
Cash and cash equivalents, end of period.........      $  2,870          $   4,364          $   5,223
                                                       ========          =========          =========

  The accompanying notes are an integral part of these consolidated financial statements.

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     CSK Auto, Inc., formerly known as Northern Automotive Corporation (the "Company"), is a specialty retailer of automotive aftermarket parts and accessories. At February 2, 1997, the Company operated 580 stores in 14 Western states. The Company operates as a fully integrated chain under three tradenames, each of which at one time represented a separate retail chain: Checker Auto Parts was founded in 1968 and operates in the Southwest and Rocky Mountain States; Schuck's Auto Supply was founded in 1917 and operates in the Pacific Northwest; and Kragen Auto Parts was founded in 1947 and operates primarily in California. In December 1986, the Checker Auto Parts and Kragen Auto Parts chains were acquired from Lucky Stores and merged in 1987 with Schuck's Auto Supply to form the Company. The Company is a wholly-owned subsidiary of CSK Group, Ltd. ("Holdings").

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Schuck's Distribution Company and Kragen Auto Supply Company. All intercompany accounts and transactions are eliminated in consolidation.

  Fiscal Year

     The Company's fiscal year-end is the Sunday closest to January 31. The years ended January 29, 1995 (fiscal "1994") and January 28, 1996 (fiscal "1995") consist of 52 weeks. The year ended February 2, 1997 (fiscal "1996") consists of 53 weeks.

  Cash Equivalents

     Cash equivalents consist primarily of certificates of deposit with maturities of three months or less when purchased.

  Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. As of February 2, 1997, the Company had cash and cash equivalents on deposit with a major financial institution which were in excess of FDIC insured limits. Historically, the Company has not experienced any losses of its cash and cash equivalents due to such concentration of credit risk.

     The Company does not hold collateral to secure payment of its trade accounts receivable. However, management performs on-going credit evaluations of its customers' financial condition and provides an allowance for estimated potential losses. Exposure to credit loss is limited to the carrying amount.

  Accounts Receivable

     Accounts receivable is primarily comprised of amounts due from vendors for rebates or allowances and from commercial sales customers.

  Inventories and Cost of Sales

     Inventories are valued at the lower of cost or market, cost being determined utilizing the last-in, first-out method. Cost of sales includes product cost net of earned vendor rebates, discounts and allowances. The Company recognizes vendor rebates, discounts and allowances based on the terms of the underlying agreements. Such amounts may be recognized immediately, amortized over the life of the applicable agreements, or recognized as inventory is sold. Certain operating and administrative costs are capitalized in

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED inventories. The amounts of capitalized operating and administrative costs included in inventory as of January 28, 1996 and February 2, 1997 were approximately $8.5 million and $9.7 million, respectively. The replacement cost of inventories approximated $211.0 million at January 28, 1996 and $225.6 million at February 2, 1997.

  Property and Equipment

     Property, equipment and purchased software are recorded at cost. Depreciation and amortization are computed for financial reporting purposes utilizing primarily the straight line method over the estimated useful lives of the related assets which range from 5 to 25 years, or for leasehold improvements and property under capital lease, the base lease term or estimated useful life, if shorter. Maintenance and repairs are charged to earnings when incurred.

  Store Preopening Costs

     Store preopening costs, consisting primarily of incremental labor, supplies and occupancy costs directly related to the opening of specific stores, are capitalized as prepaid expenses and other current assets and expensed during the month in which the store is opened.

  Internal Software Development Costs

     Internal software development costs, consisting primarily of incremental internal labor costs and benefits, are expensed as incurred. Total amounts charged to operations for 1994, 1995 and 1996 were approximately $3.0 million, $6.2 million and $1.5 million, respectively.

  Leasehold Interests

     Leasehold interests represent the discounted net present value of the excess of the fair rental value over the respective contractual rent of facilities under operating leases acquired in business combinations. Amortization expense is computed on a straight-line basis over the respective lease terms. Accumulated amortization totaled $16.2 million and $16.3 million at January 28, 1996 and February 2, 1997, respectively.

  Store Closing Costs

     The company provides an allowance for estimated costs and losses to be incurred in connection with store closures and losses on the disposal of store-related assets, which is net of anticipated sublease income. See Note 12.

  Advertising

     The Company expenses all advertising costs as such costs are incurred. Amounts due under vendor cooperative advertising agreements are recorded as receivables until their collection. Advertising expense for fiscal years 1994, 1995 and 1996 totaled approximately $24.7 million, $19.8 million and $21.8 million, respectively.

  Assets Held for Sale

     Assets held for sale consist of newly acquired land, buildings and store fixtures owned by the Company which the Company intends in the next twelve months to sell to and lease back from third parties under operating lease arrangements.

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
  Long-lived Assets
     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" ("SFAS 121"), issued in March 1995 and effective for fiscal years beginning after December 15, 1995, requires recognition of impairment losses whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During fiscal 1996, the Company adopted this statement and determined that no impairment loss need be recognized for applicable assets of continuing operations.

  Income Taxes

     At the beginning of the fiscal year ended January 30, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," on a prospective basis. The adoption did not have a material impact on the Company. This standard requires that the Company compute its federal income tax expense as if it were a separate taxpayer, irrespective of the provisions of the existing Tax Agreement (as defined in Note
11).

     SFAS 109 provides that deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities ("temporary differences") and their financial reporting amounts at each year end based on enacted tax laws and statutory rates applicable to the period in which the temporary differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

  Stock-Based Compensation

     SFAS No. 123, "Accounting for Stock-Based Compensation", encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations thereof. Accordingly, compensation cost for stock options is measured as the excess, if any, of the market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. See Note 9.

  Earnings Per Share

     Historical earnings per share have not been presented due to the fact that the information is not considered meaningful as a result of the Acquisition described in Note 2.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
  Reclassifications

     Certain prior year financial statement amounts have been reclassified to conform to the current year presentation.

NOTE 2 -- ACQUISITION AND FINANCINGS

     Through a series of transactions, on October 30, 1996, certain affiliates of INVESTCORP S.A. ("Investcorp") and certain other investors (collectively with Investcorp, the "Initial Investcorp Group") acquired (the "Acquisition") from the Carmel Trust ("Carmel"), a trust governed by the laws of Canada, a 51% common equity interest in Holdings for $105.0 million. A corporation in which an affiliate of Investcorp holds a minority interest also purchased $40.0 million aggregate principal amount of 12% senior subordinated notes of Holdings (the "Holdings Notes"). Holdings in turn purchased $40.0 million of preferred stock of the Company. The Company then borrowed $100.0 million under its senior credit facility, which, together with the proceeds from an offering of $125.0 million aggregate principal amount of senior subordinated notes (the "Old Notes") and the sale of $40.0 million of Holdings Notes, was, following a dividend to Holdings by the Company, used to redeem the stock of Holdings held by Carmel for $238.5 million. Carmel then purchased from Holdings for $100.9 million a 49% common equity interest in Holdings and an affiliate of Carmel purchased $10.0 million aggregate principal amount of Holdings Notes. Holdings in turn purchased $10.0 million in preferred stock of the Company. The Company then repaid amounts outstanding under its then existing credit agreement, which was terminated and incurred certain expenses totaling $32.6 million related to the foregoing which are discussed more fully below. Following the transactions, the Initial Investcorp Group owned a 51% common equity interest in Holdings, a corporation in which an affiliate of Investcorp holds a minority interest owned $40.0 million aggregate principal amount of Holdings Notes, Carmel owned a 49% common equity interest in Holdings and an affiliate of Carmel owned $10.0 million aggregate principal amount of Holdings Notes. Holdings owns 100% of the common equity and $50.0 million of preferred stock of the Company. The preferred stock has a liquidation preference of $1,000 per share and pays cumulative dividends at 12% per annum.

     In connection with the Acquisition, the Company changed its name from Northern Automotive Corporation to CSK Auto, Inc. and became a direct wholly-owned subsidiary of Holdings. Following the Acquisition, the only outstanding capital stock of the Company is the common stock and preferred stock described above, all of which is held by Holdings. Prior to the Acquisition, the Company had both common stock and preferred stock issued and outstanding which was effectively owned by Holdings. The common stock was redeemed and the preferred stock of the Company was canceled in conjunction with the Acquisition. The accompanying financial statements have been retroactively restated to give effect to the foregoing, as the presentation of the historical capitalization is not considered meaningful as a result of the Acquisition.

     All of the Company's subsidiaries have fully and unconditionally guaranteed the Old Notes on a joint and several basis. The subsidiaries do not have any material assets or liabilities or conduct any material operations. As management believes that separate financial information regarding there subsidiaries is immaterial and that the guarantees do not enhance the likelihood that the interest on or principal of the Old Notes will be paid, no separate financial information regarding the Company's subsidiaries has been presented herein.

     Prior to the Acquisition, the Company had entered into incentive compensation agreements with certain of its executives pursuant to which they would be compensated in a sale of the Company's equity securities as if they owned specified percentages of the Company's outstanding common stock. Pursuant to these agreements, one former and six current executive officers are entitled to certain payments in connection with the Acquisition based upon the consideration they would have been entitled to if they had owned an aggregate

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2 -- ACQUISITION AND FINANCINGS -- CONTINUED of 6.4% of the Company's common stock and had sold all of such common stock in connection with the Acquisition at the price per share paid for such shares in the Acquisition. In satisfaction of all Company obligations under the agreements, upon closing of the Acquisition the Company recorded a charge of approximately $20.2 million to provide for such incentive compensation and related payroll taxes thereon and such individuals received payments in the aggregate amount of $9.9 million. A second payment of equal amount is due on October 30, 1997 to each such individual unless such individual terminates his employment with the Company prior to such date. Carmel, which owns a 49% common equity interest in Holdings following the Acquisition, will reimburse the Company for 60% (the estimated after-tax cost to the Company) of the amount of such latter payments made one year from the closing of the Acquisition. Such estimated reimbursement has been recorded herein as "Stockholder Receivable" and as "Additional Paid-in Capital".

     In addition, the Company incurred legal, accounting, consulting, bridge loan commitment and other Acquisition fees and expenses of approximately $12.5 million.

     The sources and uses of cash in the Acquisition and Financings which transpired on October 30, 1996 were as follows (in thousands):

        SOURCES OF CASH
        Issuance of 11% Senior Subordinated Notes.........................  $125,000
        Senior Credit Facility -- Term Loan...............................   100,000
        Issuance of Preferred Stock.......................................    46,000
        Capital Contribution from Holdings................................   100,882
                                                                            --------
                                                                            $371,882
                                                                            ========
        USES OF CASH
        Dividend to affiliate.............................................  $238,468
        Payment to management under Equity Participation Plan.............     9,976
        Retirement of 1995 Credit Agreement...............................    93,072
        Payments for debt issue costs.....................................    18,632
        Payment of payroll taxes on payments to management................       145
        Payments for advisory and financing fees..........................    10,542
        Increase in working capital.......................................     1,048
                                                                            --------
                                                                            $371,882
                                                                            ========

NOTE 3 -- TRANSACTIONS AND RELATIONSHIPS WITH RELATED PARTIES

     The Company provided Auto Works Holdings, Inc. ("Auto Works"), a former affiliate of the Company, with management and other support services. The Company had a receivable from Auto Works for $11.4 million as of February 2, 1992, for services provided through that date, which was converted into a non-interest bearing obligation maturing in fifteen years (or sooner under certain conditions). During the year ended January 30, 1994 the Company received approximately $1.3 million, which was recorded as a reduction of operating and administrative expenses, for services provided to Auto Works. Effective November 27, 1993, Auto Works was sold to an independent third party. Subsequent thereto, and pursuant to the stock purchase agreement between Holdings and the third party, Holdings assumed the $11.4 million obligation of Auto Works to the Company which was outstanding on November 27, 1993. In the years ended January 30, 1994 and January 28, 1996, the Company received payments on the obligation of $3.7 million and $4.7 million, respectively. The payments were reflected as contributions from Holdings. The entire assumed balance of the receivable was not recorded as a contribution in 1993, as it was not determinable if Holdings would make

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3 -- TRANSACTIONS AND RELATIONSHIPS WITH RELATED PARTIES -- CONTINUED additional funds available beyond the $3.7 million that was received that year. Subsequently, the $4.7 million contribution was made by Holdings from other available funds. The Company has since canceled the remaining balance of $3.0 million.

     During the years ended January 28, 1996 and February 2, 1997, the Company received approximately $14.1 million and $18.5 million, respectively, of proceeds from the sale of realty and fixtures to an affiliate at amounts that equaled the Company's cost, which approximated fair market value. The related assets were subsequently leased back by the Company under operating lease arrangements.

     During fiscal 1995, two obligations of the Company to two of its vendors incurred in connection with the purchase of products from such vendors were sold by such vendors to an affiliate of the Company. At the time of the transfers, the Company owed to these vendors the sum of approximately $16.5 million less anticipated discounts of $0.8 million to the vendors. The obligation to the affiliate was non-interest bearing and was paid in full in November 1996.

     The Company also leases certain other facilities from related parties (see
Note 6).

     Pursuant to an agreement (the "Real Estate Agreement") entered into at the closing of the Acquisition and Financings, Transatlantic Finance, Ltd., an affiliate of Carmel or one or more of its affiliates (each a "Funding Company" and, collectively the "Funding Companies") will acquire and develop land and buildings on sites selected by the Company and lease such sites to the Company under operating leases. At the closing of each land purchase, a Funding Company, as landlord, and the Company, as tenant, will enter into a triple net lease with respect to such land, and the buildings and improvements erected or to be erected thereon. The obligation of the Funding Companies to acquire and develop additional properties will cease when the cost of all such acquisitions (including construction costs) would exceed $50.0 million, provided that as leased properties are disposed of to third parties by the Funding Companies, funds available to purchase additional properties will be replenished. The term of the commitment for the investment in such land purchases and leases commenced on October 30, 1996 and will end on the earliest of (i) April 30, 2004, or (ii) a termination of the Real Estate Agreement by Carmel or the Company, at their respective options, upon the occurrence of certain events specified in the Agreement. The Company believes the terms of the Real Estate Agreement to be at least as favorable to it as could be obtained from unaffiliated third parties. As of February 2, 1997, the Funding Company had 8 properties and associated fixtures in various stages of completion which reduced availability under this $50.0 million off-balance sheet facility by approximately $3.4 million.

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
NOTE 4 -- PROPERTY AND EQUIPMENT
     Property and equipment is comprised of the following (in thousands):

                                          JANUARY 28,     FEBRUARY 2,
                                             1996            1997             ESTIMATED USEFUL LIFE
                                          -----------     -----------     -----------------------------
    Land................................   $   1,342       $   1,114      --
    Buildings...........................       1,763           1,301      25 years
    Leasehold improvements..............      39,483          43,694      15 years or life of lease
    Furniture, fixtures and equipment...      52,773          53,889      10 years
    Property under capital leases.......      43,863          46,488      5-15 years or life of lease
    Purchased software..................       4,679           5,009      5 years
                                          -----------     -----------
                                             143,903         151,495
    Less accumulated depreciation and
      amortization......................     (63,885)        (80,132)
                                          -----------     -----------
                                           $  80,018       $  71,363
                                            ========        ========

     Accumulated amortization of property under capital leases totaled $18.9 million, and $25.8 million at January 28, 1996 and February 2, 1997, respectively.
NOTE 5 -- LONG TERM DEBT

     On June 22, 1994, the Company restructured its existing long-term debt obligations which were originally recorded at a value of $178.2 million into an $81.0 million Amended and Restated Credit Agreement (the "Amended Credit Agreement"), resulting in a gain on elimination of debt of $97.2 million. The amount recorded under the then existing long-term obligations included principal amounts, accrued interest and an unamortized premium resulting from a 1992 restructuring. The Company recorded the gain on elimination of debt as a non-taxable event (see Note 11).

     In February 1995, the Company entered into a $100.0 million credit agreement (the "1995 Agreement"). Outstanding debt under the Amended Credit Agreement was paid in full from borrowings under the 1995 Agreement. Pursuant to the terms of the 1995 Agreement, the Company obtained a $5.0 million term loan with monthly principal payments of $83,333 commencing April 1, 1995 and with a final payment due in February 1997. The 1995 Agreement also provided for a revolving credit facility of approximately $95.0 million. Amounts available under the revolving credit facility were determined by inventory levels and by the outstanding balance of the term loan. Interest was paid at LIBOR plus 3% on outstanding balances of the term loan and revolving credit facility and prime plus 1% on the remaining balance. The Company's average interest rate on amounts outstanding under the 1995 Agreement at January 28, 1996 was 9.03%. On October 30, 1996, the Company repaid all amounts outstanding under the 1995 Agreement, terminated the 1995 Agreement and entered into agreements with various lenders for a $200.0 million Senior Credit Facility (the "Facility").

     The Facility provides for (i) a $100.0 million term loan ("Term Loan"), which was drawn down at the closing of the Acquisition and Financing and (ii) a revolving credit commitment (the "Revolver") with maximum borrowing capacity of approximately $100.0 million, none of which was drawn upon in connection with the Acquisition and Financings. Borrowings made by the Company under the Facility are collateralized by a first priority security interest in substantially all of the personal property of the Company, subject to certain permitted liens. Holdings also issued a guarantee of such borrowings under the Facility, which guarantee is collateralized by a pledge by Holdings of all issued and outstanding capital stock of the Company. Each of the U.S. subsidiaries of the Company also issued a guarantee under the Facility which is collateralized by a first priority security interest in substantially all personal property of such subsidiary, and the Company

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5 -- LONG TERM DEBT -- CONTINUED
pledged the issued and outstanding capital stock of each such subsidiary owned by the Company. The subsidiaries do not have any material assets or liabilities or conduct any material operations. Accordingly, management believes that the subsidiary guarantees do not enhance the likelihood that amounts borrowed under the Facility will be repaid.

     Amounts available to the Company to be borrowed under the Revolver are subject to a borrowing base formula which is based upon certain percentages of the Company's inventories.

     The Facility accrues interest at either the Alternate Base Rate (the "Alternate Base Rate") or an adjusted Eurodollar Rate (the "Eurodollar Rate"), at the option of the Company, plus the applicable interest margin. The Alternate Base Rate at any time is determined to be the highest of (i) the Federal Funds Rate plus 1/2 of 1% per annum, (ii) the Base CD Rate (as defined below) plus 1% per annum, and (iii) The Chase Manhattan Bank's prime rate. The applicable interest margin with respect to loans made under the revolving credit facility is 1.50% per annum with respect to loans that accrue interest at the Alternate Base Rate and 2.50% per annum with respect to loans that accrue interest at the Eurodollar Rate. The applicable interest margin is 2.00% with respect to any portion of the term loan that accrues interest at the Alternate Base Rate and 3% per annum with respect to any portion of the term loan that accrues interest at the Eurodollar Rate. As used herein, "Base CD Rate" means the secondary market rate for three-month certificates of deposit of money center banks, adjusted for reserves and assessments.

     Borrowings under the Facility at February 2, 1997 are as follows (in thousands):

Term Loan, variable interest rates, average 8.6%, semi
  annual installments payable June 30 and December 31
  through 2003..............................................  $100,000
Revolver, variable interest rates, averaging 8.1%, due
  October 31, 2001, $100 million maximum capacity subject to borrowing base limitations, $43.1 million unborrowed
  availability at February 2, 1997..........................    38,000
                                                              --------
          Total.............................................   138,000
Less: Current maturities....................................     1,000
                                                              --------
                                                              $137,000
                                                              ========

     Commitment fees on available funds under the Revolver are payable quarterly in arrears on the average daily unused amount of the total commitment at the rate of 1/2 of 1% per annum. Commitment fees totaling $104,000 were incurred in fiscal 1996.

     The terms of the Facility include restrictions on investments, capital expenditures, dividends and certain other payments and require the Company to meet certain financial covenants. The Company was in compliance with all such covenants at February 2, 1997.

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5 -- LONG TERM DEBT -- CONTINUED
     Also on October 30, 1996, the Company issued $125.0 million of 11% Senior Subordinated Notes, due November 1, 2006. The Old Notes were sold by the Company in a transaction not registered under the Securities Act of 1933 in reliance upon an exemption under such Act. The Old Notes mature on November 1, 2006 and interest is payable semi-annually in arrears on May 1 and November 1, commencing May 1, 1997. The Old Notes may be redeemed at the option of the Company on or after November 1, 2001, in whole or in part, at the redemption prices (expressed as percentage of principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning:

                                   NOVEMBER 1,                              PERCENTAGE
        ------------------------------------------------------------------  ----------
        2001..............................................................    105.500%
        2002..............................................................    103.667%
        2003..............................................................    101.833%
        2004 and thereafter...............................................    100.000%

     In addition, at any time on or prior to November 1, 1999, the Company may (but will not have the obligation to) redeem up to 35% of the aggregate principal amount of the Old Notes at a redemption price of 110% of the principal amount thereof, in each case plus accrued interest thereon to the redemption date, with the net proceeds of a public stock offering; provided that at least 65% of the original aggregate principal amount of the Old Notes remain outstanding immediately after the occurrence of such redemption; and provided further that such redemption take place within 60 days of the date of the closing of such public stock offering.
     In addition, the Facility prohibits, with certain limited exceptions, the optional or mandatory prepayment or other defeasance of the Notes. The Facility further requires that, under certain circumstances, the Company make prepayments of the term loans outstanding thereunder with (i) 75% of any Excess Cash Flow (as defined in the Facility) and (ii) 50% of the Net Proceeds (as defined therein) from certain offerings of the Company's voting stock.

     Pursuant to a Registration Rights Agreement entered into by the Company, the Company's subsidiaries and the initial purchasers of the Old Notes, an offer to exchange all outstanding 11% Senior Subordinated Notes, due November 1, 2006 for 11% Series A Senior Subordinated Notes, due November 1, 2006 (the "Notes") was filed with the Securities and Exchange Commission ("SEC") on February 28, 1997.

     The terms of the Notes are substantially identical in all material respects to the terms of the Old Notes except that the Notes are expected to be more readily transferable as a result of the registration of their issuance under the Securities Act of 1933.

     Included in other assets are the following charges associated with the Acquisition and Financings which have been deferred and are being amortized over the life of the related debt instrument (in thousands):

                                                                            FEBRUARY 2, 1997
                                                                            ----------------
    Old Notes.............................................................      $  7,369
    Term Loan.............................................................         2,819
    Revolver..............................................................         8,444
                                                                                 -------
                                                                                  18,632
    Less: accumulated amortization........................................          (555)
                                                                                 -------
                                                                                  18,077
                                                                                 =======

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5 -- LONG TERM DEBT -- CONTINUED
     At February 2, 1997, the estimated maturities of long term debt were:

FISCAL YEAR                                                          (IN THOUSANDS)
-----------                                                          --------------
  1997.............................................................     $  1,000
  1998.............................................................        1,000
  1999.............................................................        1,000
  2000.............................................................        1,000
  2001.............................................................       64,000
  Thereafter.......................................................      195,000
                                                                        --------
                                                                        $263,000
                                                                        ========

NOTE 6 -- LEASES

     The Company leases its office and warehouse facilities and a majority of its stores and equipment. Generally, store leases provide for minimum rentals and the payments of utilities, maintenance, insurance and taxes. Certain store leases also provide for contingent rentals based upon a percentage of sales in excess of a stipulated minimum. The majority of lease agreements are for base lease periods ranging from 15 to 20 years, with three to five renewal options of five years each.

     Operating lease rental expense is as follows (in thousands):

                                                                YEAR ENDED
                                         --------------------------------------------------------
                                         JANUARY 29, 1995    JANUARY 28, 1996    FEBRUARY 2, 1997
                                         ----------------    ----------------    ----------------
Minimum rentals........................      $41,703             $48,629             $51,214
Contingent rentals.....................        1,390               1,094               1,455
Sublease rentals.......................       (4,411)             (4,369)             (4,763)
                                             -------             -------             -------
                                             $38,682             $45,354             $47,906
                                             =======             =======             =======

     Future minimum lease obligations under non-cancelable leases at February 2, 1997, are as follows (in thousands):

                                                              OPERATING    CAPITAL
                      FOR FISCAL YEARS                         LEASES      LEASES
                      ----------------                        ---------    -------
1997........................................................  $ 51,955     $10,325
1998........................................................    48,284       9,751
1999........................................................    44,146       7,002
2000........................................................    40,858       1,070
2001........................................................    38,910         210
Thereafter..................................................   193,321       1,273
                                                              --------     -------
                                                              $417,474      29,631
                                                              ========
Less amounts representing interest..........................                (6,951)
                                                                           -------
Present value of obligations................................                22,680
Less current portion........................................                (7,007)
                                                                           -------
Long-term obligations.......................................               $15,673
                                                                           =======

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6 -- LEASES -- CONTINUED
The above amounts include future minimum lease obligations under operating leases with affiliates totalling $42.9 million at February 2, 1997. Operating lease rental expense under leases with affiliates totaled $1.4 million for the year ended January 29, 1995, $1.8 million for the year ended January 28, 1996 and $3.2 million for the year ended February 2, 1997.

     The implicit interest rate of capital leases varies from 8.8% to 14.4% with an average implicit rate of approximately 11.0%.

NOTE 7 -- CAPITAL STOCK

     On October 29, 1996, the Company's Articles of Incorporation were amended and restated to change the Company's name to CSK Auto, Inc. from Northern Automotive Corporation and to provide for the authorization of two classes of Capital Stock: Redeemable Preferred Stock and Common Stock.

  Redeemable Preferred Stock

     The Board of Directors (the "Board") is authorized to issue up to 206,500 shares of Redeemable Preferred Stock, per share par value $.01 and liquidation preference $1,000. Dividends accrue from the date of issuance at a rate of 12% per annum computed on the basis of a 360 day year. All dividends are cumulative and shall be paid semi-annually in arrears on April 30 and October 31 of each year, commencing April 30, 1997. Dividends are payable in cash or by issuing additional shares. The shares may be redeemed at any time or from time to time at the option of the Company, at a per share redemption price of one thousand and ten dollars ($1,010) plus accrued and unpaid dividends to the date fixed for redemption.

  Common Stock

     The Board is authorized to issue up to 20,000 shares of Common Stock, par value $.01. Shares of Common Stock entitle the holder to one vote for each share held with respect to all matters voted on by the stockholders of the Company.

NOTE 8 -- REENGINEERING DISTRIBUTION OPERATIONS

     During the fiscal year ended January 30, 1994, the Company initiated a plan to reengineer its distribution operations. In connection with this plan, a provision to operating expense of $3.6 million was made. The reengineering charge includes estimated facilities and equipment charges in addition to other related expenses. Net costs of approximately $1.5 million and $2.1 million were charged against the accrual for the fiscal years ended January 29, 1995 and January 28, 1996, respectively.

NOTE 9 -- EMPLOYEE BENEFIT PLANS

     The Company provides various health, welfare and disability benefits to its full-time employees which are funded primarily by Company contributions. The Company does not provide post-employment or post-retirement health care or life insurance benefits to its employees.

  Retirement Program

     The Company sponsors a 401(k) plan which is available to all employees of the Company who have completed one year of continuous service. The Company matches 20% of employee contributions up to 6% of the participant's base salary. Participant contributions are subject to certain restrictions as set forth in the

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9 -- EMPLOYEE BENEFIT PLANS -- CONTINUED
Internal Revenue Code. The Company's matching contributions totaled $230,000, $267,000 and $288,000 for fiscal years 1994, 1995 and 1996, respectively.
  Staff Incentive Compensation Plan
     The Company adopted the general and administrative staff incentive compensation bonus plan (the "Incentive Plan") during May 1996. The Incentive Plan is designed to reward eligible Company executives, managers and supervisors for the achievement of pre-defined Company performance objectives. Generally, employees at the supervisor level or above are eligible to participate in the Incentive Plan. Expense under the Incentive Plan for fiscal 1996 totaled $1.0 million.
  1996 Stock Option Plans

     On October 30, 1996, subject to their approval by the Company's Board of Directors, the Company awarded options to purchase shares of Class B Stock of Holdings under its Associate Stock Option Plan (the "Associate Plan") and its Executive Stock Option Plan (the "Executive Plan" and together with the Associate Plan, the "Plans") in order to provide incentives to store managers and salaried corporate and warehouse employees of the Company. In February 1997, the Company's Board of Directors approved the Plans and the issuance of the above-described options.

     The Plans may be administered by a committee of the Board of Directors of Holdings, which would have broad authority in administering and interpreting the Plans, or, if a committee has not been appointed, by the entire Board of Directors. The Plans provide that, at such time as Holdings has a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the committee must consist entirely of "Non-Employee Directors" (as defined in Rule 16b-3 under the Exchange Act). A committee has not yet been appointed to administer the Plans.

     Options to purchase up to an aggregate of 37,000 and 21,000 shares of Class B Stock may be granted under the Associate Plan and the Executive Plan, respectively. Options granted under the Plans may be options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or options not intended to so qualify. In the event that an optionee's employment with the Company is terminated, depending on the timing and reasons for such termination, the Option may terminate, remain exercisable for a short period or be replaced by a right to receive certain payments upon completion of an initial public offering of Holdings' securities. In the event of a sale of more than 80% of the outstanding shares of capital stock of Holdings or 80% of its assets, the vested portion of an option and, under circumstances, the unvested portion, will be purchased by Holdings.

     Holdings has granted options to purchase 34,705 shares under the Associate Plan and 14,356 shares under the Executive Plan. The exercise price applicable to these options is $205.88 per share, the fair market value at the date of grant based upon the price paid for such shares in the Acquisition. All options expire on the seventh anniversary of the date of grant (or, under certain circumstances, 30 days later).

     Each option granted under the Plans will be subject to vesting provisions and, whether or not then vested, will not become exercisable until the earlier of the occurrence of an initial public offering of Holdings' securities and the seventh anniversary of the date of grant. Options granted under the Associate Plan will vest in three equal installments on the second, third and fourth anniversaries of the date of their grant, assuming the associate's employment continues during this period ("Four Year Vesting"). Options granted under the Executive Plan will be subject to the Four Year Vesting as to 84% of such options and performance vesting (over the same four years) as to the remaining 16%. The performance vesting criteria will be based upon achieving specified operating results. Partial vesting of options subject to performance vesting will occur if the

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9 -- EMPLOYEE BENEFIT PLANS -- CONTINUED
Company achieves less than 95% of the specified operating results. Any portion of options granted under the Executive Plan which are subject to performance vesting and which do not vest during the four years will automatically vest 90 days prior to the end of the option's term. If the specified operating results are exceeded for any year by at least 10%, the executive will receive options for up to an additional 5% (20% on a cumulative basis) of his or her original option grant.

     Options outstanding at February 2, 1997 are:

GRANTED   EXERCISED  CANCELLED   OUTSTANDING
-------   ---------  ---------   -----------
49,586       --       (525)       49,061

     The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Had compensation costs for the Company's stock option plan been determined based on the fair value at the grant date for awards in fiscal 1996 consistent with the provisions of SFAS No. 123, net loss for fiscal 1996 would have been increased to the pro forma amount indicated below (in thousands):

                                                             FISCAL 1996
                                                             -----------
Net Loss:
  As reported..............................................   ($23,534)
  Pro forma................................................   ($23,609)


     The fair value of each option grant is estimated on the date of grant using the Minimum Value Method of option pricing, based upon the following input assumptions:



Dividend yield..............................................  0%
Risk free interest rate.....................................  6.07%
Expected life of options....................................  5 years


NOTE 10 -- SUPPLEMENTAL SCHEDULE OF CASH FLOWS

     Interest paid during fiscal years 1994, 1995 and 1996 amounted to $8.5 million, $13.4 million and $13.4 million, respectively. Such amounts include interest paid on the bank credit facility and capital leases.

     Income taxes paid during fiscal 1994 amounted to $264,000. No income taxes were paid in fiscal years 1995 and 1996.

NOTE 11 -- INCOME TAXES

     The Company and its subsidiaries are, with Holdings, members of a group which, for federal income tax purposes, constitutes a consolidated group which files a consolidated federal income tax return. Members of the group have entered into an Intercompany Tax Allocation Agreement, as amended (the "Tax Agreement"), with Holdings, pursuant to which (i) the Company's federal tax liability, if any, computed on a separate return basis will not exceed the aggregate tax liability of the entire consolidated group, (ii) the tax liability, if any, of other members of the consolidated group may be reduced on the utilization of a portion of the Company's tax loss carryforwards, and (iii) for any year in which federal income taxes are payable on a consolidated basis, each of the members of the consolidated tax group which, on a stand alone basis, would have had a federal tax obligation for such year will be obligated to pay a pro-rata portion of the consolidated tax obligation. At the beginning of the fiscal year ended January 30, 1994, the Company prospectively adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). This standard requires that the Company compute its federal income tax expense as if it were a separate taxpayer,

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11 -- INCOME TAXES -- CONTINUED
irrespective of the provisions of the Tax Agreement. The difference between the Company's current federal income tax liability calculated as if it were a separate taxpayer and the actual amounts due under the Tax Agreement as of January 29, 1995 was accounted for as additional paid in capital of the Company. No such difference existed as of January 28, 1996 as other members participating in the Tax Agreement did not utilize the tax loss carryforward generated by the Company during such fiscal year. The Company does not anticipate that any such difference will exist as of February 2, 1997 for the same reason.

     The provision (benefit) for income taxes is comprised of the following (in thousands):

                                                                YEAR ENDED
                                         --------------------------------------------------------
                                         JANUARY 29, 1995    JANUARY 28, 1996    FEBRUARY 2, 1997
                                         ----------------    ----------------    ----------------
Current:
  Federal..............................       $  992             $(1,801)            $     --
  State................................          223                (406)                  --
                                             -------             -------             --------
                                               1,215              (2,207)                  --
                                             -------             -------             --------
Deferred:
  Federal..............................           55              (2,922)              (9,209)
  State................................         (474)               (318)              (2,109)
                                             -------             -------             --------
                                                (419)             (3,240)             (11,318)
                                             -------             -------             --------
          Total........................       $  796             $(5,447)            $(11,318)
                                             =======             =======             ========

     The following table summarizes the differences between the Company's provision (benefit) for income taxes based on the Company's income before taxes and actual amounts recorded by the Company (in thousands):

                                                                YEAR ENDED
                                         --------------------------------------------------------
                                         JANUARY 29, 1995    JANUARY 28, 1996    FEBRUARY 2, 1997
                                         ----------------    ----------------    ----------------
Income before taxes....................      $ 8,834             $(14,541)           $(34,852)
Federal income tax rate................           34%                  34%                 34%
                                             -------             --------            --------
Expected provision for income taxes....        3,004               (4,944)            (11,850)
State taxes, net of federal benefit....          425                 (671)             (1,634)
State taxes, rate adjustment...........         (496)                  --                  --
Valuation allowance....................       (2,220)                  --                  --
Other..................................           83                  168               2,166
                                             -------             --------            --------
Actual (benefit) provision for income
  taxes................................      $   796             $ (5,447)           $(11,318)
                                             =======             ========            ========

     As discussed in Note 5, the Company treated the $97.2 million gain on the elimination of debt which occurred in the year ended January 29, 1995 as a non-taxable event. As a result of this treatment, the Company lost the ability to utilize approximately $60.0 million of net operating loss carryforwards. At January 30, 1994, the Company carried a valuation allowance against the entire amount of the carryforwards, and accordingly, the loss of such carryforwards had no effect on the results of the operations of the Company for the year ended January 29, 1995.

     At January 30, 1994, a valuation allowance of $2.2 million existed as an offset to the Company's deferred tax assets. The valuation allowance was eliminated at January 29, 1995 due to the Company's forecasted ability to utilize all deferred tax assets.

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11 -- INCOME TAXES -- CONTINUED
     The current and non-current deferred tax assets and liabilities consist of the following (in thousands):

                                                                             YEAR ENDED
                                                                -------------------------------------
                                                                JANUARY 28, 1996     FEBRUARY 2, 1997
                                                                ----------------     ----------------
Gross deferred tax assets:
  Store closing costs.........................................      $  2,048             $  6,118
  Salaries and benefits.......................................         2,847                7,710
  Capital leases expenditures.................................         1,064                  743
  Internally developed software...............................         3,639                2,538
  Preopening costs............................................         1,933                2,267
  Provision for site selection costs..........................         1,566                3,243
  Provision for bad debts.....................................           744                  684
  Tax loss carryforwards......................................         1,860                3,616
  Other.......................................................           655                  716
                                                                     -------              -------
          Total gross deferred tax assets.....................        16,356               27,635
                                                                     -------              -------
Gross deferred tax liabilities:
  Inventory...................................................         8,159                8,991
  Depreciation................................................         2,023                1,152
                                                                     -------              -------
          Total gross deferred tax liabilities................        10,182               10,143
                                                                     -------              -------
Net deferred tax asset........................................      $  6,174             $ 17,492
                                                                     =======              =======
The net tax asset (liability) is reflected in the accompanying balance sheets as follows:
  Current deferred tax liability, net.........................      $ (3,045)            $   (597)
  Non-current deferred tax asset, net.........................         9,219               18,089
                                                                     -------              -------
  Net deferred tax asset......................................      $  6,174             $ 17,492
                                                                     =======              =======

     The Company has recorded a deferred tax asset of $3.6 million as of February 2, 1997 reflecting the benefit of tax loss carryforwards which expire in 2012. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all the deferred tax asset will be realized. Accordingly, the Company believes that no valuation allowance is required for deferred tax assets in excess of deferred tax liabilities. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
NOTE 12 -- COST OF STORE CLOSINGS

     Activity in the provision for store closings and the related cost of store closings is as follows (in thousands):

                                              BEGINNING     STORE CLOSING                  ENDING
                  FISCAL YEAR                  BALANCE          COSTS         PAYMENTS     BALANCE
    ----------------------------------------  ---------     -------------     --------     -------
    1994....................................   $ 6,363         $ 2,678        $ (3,296)    $ 5,745
    1995....................................     5,745           3,310          (3,757)      5,298
    1996....................................     5,298          14,904          (4,360)     15,842

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP, LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 12 -- COST OF STORE CLOSINGS -- CONTINUED
     In January 1997, the Company updated its strategic plan relating to the relocation of certain stores. As a result of the Acquisition and Financings, the Company has greater access to capital resources and the availability of a sale-leaseback facility for new stores, improving the Company's ability to implement such relocations. While management believes that there will be long-term operating benefits from this strategy, the Company will incur costs for early lease terminations or negative sub-lease rentals for stores vacated under this plan and, accordingly, a charge to earnings of approximately $12.9 million was recorded in January 1997.

     The cost of store closings include management's best estimate of related costs. The costs the Company ultimately incurs could differ materially.

NOTE 13 -- LEGAL MATTERS

     The Company is a defendant in various legal matters arising from normal business activities. Management believes that the ultimate outcome of these matters will not have a material effect on the Company's results of operations, financial position or cash flows.

NOTE 14 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments are as follows (in thousands):

                                              JANUARY 28, 1996                FEBRUARY 2, 1997
                                        ----------------------------    ----------------------------
                                                           ESTIMATED                       ESTIMATED
                                                             FAIR                            FAIR
                                        CARRYING AMOUNT      VALUE      CARRYING AMOUNT      VALUE
                                        ---------------    ---------    ---------------    ---------
      Receivables.....................        25,448          25,448          28,511          28,511
      Amounts due under the Facility
         (including current
         maturity)....................        96,062          96,062         138,000         138,000
      Obligations under Old Notes.....            --              --         125,000         125,000

======================================================

  ALL TENDERED OLD NOTES, EXECUTED LETTERS OF TRANSMITTAL AND OTHER RELATED DOCUMENTS SHOULD BE DIRECTED TO THE EXCHANGE AGENT. QUESTIONS AND REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THE PROSPECTUS, THE LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS SHOULD BE ADDRESSED TO THE EXCHANGE AGENT AS FOLLOWS:

                     By Hand, Registered or Certified Mail

                             or Overnight Carrier:


                              The Bank of New York
                               101 Barclay Street
                            New York, New York 10286

                                 By Facsimile:

                                 (212) 571-3080
                    Attention: Reorganization Department-7E
                      Confirm by telephone: (212) 851-5920

 (Originals of all documents submitted by facsimile should be sent promptly by hand, overnight courier, or registered or certified mail)

  NO BROKER, DEALER OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFER MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


  UNTIL AUGUST 11, 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE NOTES, WHETHER OR NOT PARTICIPATING IN THIS EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS.


======================================================

======================================================

                              CSK AUTO, INC. LOGO

                                 CSK AUTO, INC.

                           OFFER FOR ALL OUTSTANDING
                                   11% SENIOR
                               SUBORDINATED NOTES
                                    DUE 2006
                                IN EXCHANGE FOR
                              11% SERIES A SENIOR
                          SUBORDINATED NOTES DUE 2006
          GUARANTEED BY THE FOLLOWING SUBSIDIARIES OF CSK AUTO, INC.:
                             KRAGEN AUTO SUPPLY CO.
                           SCHUCK'S DISTRIBUTION CO.

                         ------------------------------

                                   PROSPECTUS

                         ------------------------------


                                  MAY 13, 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Arizona Business Corporation Act (the "ABCA") permits corporations, at their discretion, to indemnify present and former directors, officers, employees, or agents of an Arizona corporation with respect to expenses, judgments, fines, and amounts paid in settlement by such persons, whether or not authority for such indemnification is contained in the indemnifying corporation's articles of incorporation or bylaws ("permissive indemnification"). Under the ABCA, in order for a corporation to provide permissive indemnification, a majority of the corporation's disinterested directors, independent legal counsel, or the shareholders must find that the conduct of the individual to be indemnified was in good faith and that the individual reasonably believed that the conduct was in the corporation's best interests (in the case of conduct in an "official capacity" with the corporation) or that the conduct was at least not opposed to the corporation's best interests (in all other cases). ABCA secs. 10-851, -855, -856. In the case of any criminal proceeding, the finding must be to the effect that the individual had no reasonable cause to believe the conduct was unlawful. Id. Indemnification is permitted with respect to expenses, judgments, fines, and amounts paid in settlement by such individuals. Id. Under certain circumstances, the ABCA permits a corporation to pay a director's expenses in advance of a final disposition of a proceeding. ABCA sec. 10-853.

     In addition to permissive indemnification, in certain circumstances the ABCA requires that a corporation provide indemnification. In the event of a successful defense, a corporation must indemnify the successful director, officer, employee, or agent against reasonable expenses, including attorneys' fees, incurred in connection with the proceeding. ABCA secs. 10-852, 856. In addition, the ABCA requires Arizona corporations to indemnify any "outside director" (a director who is not an officer, employee, or holder of five percent or more of any class of the corporation's stock) against liability unless (i) the corporation's articles of incorporation limit such indemnification, (ii) the outside director is adjudged liable in a proceeding by or in the right of the corporation or in any other proceeding charging improper financial benefit to the director, or (iii) a court determines, before payment to the outside director, that the director failed to meet the standards of conduct described in the preceding paragraph. Id. Under certain circumstances, the corporation may be required to pay an outside director's expenses in advance of a final disposition of a proceeding. Id. A court may also order that an individual be indemnified if the court finds that the individual is fairly and reasonably entitled to indemnification in light of all of the relevant circumstances, whether or not the individual has met the standards of conduct in this and the preceding paragraph. ABCA secs. 10-854, -856.

     Article Ninth of the Company's Articles of Incorporation provide that the Company will indemnify present and former directors and officers of the Company and its subsidiaries and other "authorized representatives" to the fullest extent permitted under the ABCA. The inclusion of these indemnification provisions in the Company's Articles of Incorporation is intended to enable the Company to attract qualified persons to serve as directors and officers who might otherwise be reluctant to do so.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
          1.01*          -- Purchase Agreement, dated October 23, 1996, among CSK
                            Group, Ltd., the Company, Kragen Auto Supply Co.
                            ("Kragen"), Schuck's Distribution Co. ("Schuck's"),
                            Donaldson, Lufkin & Jenrette Securities Corporation
                            ("DLJ") and Merrill Lynch, Pierce, Fenner & Smith
                            Incorporated ("Merrill").
          1.02*          -- Registration Rights Agreement, dated October 30, 1996,
                            between the Company, Kragen, Schuck's, DLJ and Merrill.
          1.03*          -- Form of Letter of Transmittal.

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
          2.01*          -- Stock Purchase Agreement, dated September 29, 1996.
          3.01*          -- Amended and Restated Articles of Incorporation of the
                            Company.
          3.02*          -- Amended and Restated By-laws of the Company.
          3.03*          -- Articles of Incorporation of Kragen.
          3.04*          -- Amended and Restated Bylaws of Kragen.
          3.05*          -- Articles of Incorporation of Schuck's.
          3.06*          -- Amended and Restated Bylaws of Schuck's.
          4.01*          -- Indenture by and among the Company, Kragen, Schuck's and
                            Wells Fargo Bank, N.A., as Trustee, dated as of October
                            30, 1996, including form of Old Note.
          4.02*          -- Form of Note.
          4.03*          -- Registration Rights Agreement, dated October 30, 1996,
                            between the Company, Kragen, Schuck's, DLJ and Merrill
                            (filed as Exhibit 1.02).
          4.04*          -- Form of Letter of Transmittal (filed as Exhibit 1.03).
          4.05*          -- Credit Agreement, dated as of October 30, 1996, among the
                            Company, the several Lenders from time to time parties
                            thereto, The Chase Manhattan Bank, as administrative
                            agent for the Lenders, and Lehman Commercial Paper Inc.,
                            as documentation agent for the Lenders and Chase
                            Securities Inc., as arranger.
          5.01           -- Opinion of Gibson, Dunn & Crutcher LLP.
          5.02           -- Opinion of Bryan Cave LLP.
          5.03           -- Opinion of Ryan, Swanson & Cleveland, PLLC.
          8.01*          -- Opinion of Gibson, Dunn & Crutcher LLP regarding tax
                            matters.
         10.01*          -- Employment Agreement, dated June 19, 1996, between the
                            Company and Jules Trump.
         10.02*          -- Amended and Restated Employment Agreement, dated June 19,
                            1996, between the Company and James Bazlen.
         10.03*          -- Amended and Restated Employment Agreement, dated June 19,
                            1996, between the Company and Arthur Hicks.
         10.04*          -- Amended and Restated Participation Agreement, dated June
                            19, 1996, between the Company and James Bazlen.
         10.05*          -- Amended and Restated Participation Agreement, dated June
                            19, 1996, between the Company and Arthur Hicks.
         10.06*          -- 1996 Associate Stock Option Plan.
         10.07*          -- 1996 Executive Stock Option Plan.
         10.08*          -- 1996 General and Administrative Staff Incentive
                            Compensation Plan.
         10.09*          -- Real Estate Financing Agreement, dated as of October 30,
                            1996, between Cantrade Trust Company Limited, in its
                            capacity as trustee of The Carmel Trust, and the Company.
         10.10*          -- Amended and Restated Lease, dated October 23, 1989 (the
                            "Missouri Falls Lease"), between the Company and Missouri
                            Falls Associates Limited Partnership.
         10.11*          -- First Amendment to the Missouri Falls Lease, dated
                            November 22, 1991, between the Company and Missouri Falls
                            Associates Limited Partnership.
         10.12*          -- Amendment to Leases, dated as of October 30, 1996, by and between Missouri Falls Associates Limited Partnership and
                            the Company.

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
         10.13*          -- Financing Advisory Agreement, dated October 30, 1996,
                            between the Company and Investcorp International Inc.
         10.14*          -- Financial Advisory Services Letter Agreement, dated
                            October 30, 1996, between the Company and Investcorp
                            International Inc.
         10.15*          -- Standby Loan Commitment Letter Agreement, dated October
                            30, 1996, between the Company and Invifin S.A.
         10.16*          -- Agreement for Management Advisory, Strategic Planning and
                            Consulting Services, dated October 30, 1996, between the
                            Company and Investcorp International Inc.
         10.17*          -- Stockholders' Agreement, dated October 30, 1997, by and among the Initial Investcorp Group, Cantrade Trust
                            Company Limited, in its capacity as trustee of The Carmel
                            Trust, Holdings and the Company.
         11.01*          -- Statement re: Computation of Ratio of Earnings to Fixed
                            Charges.
         16.01*          -- Letter of Price Waterhouse LLP re Change in Certifying
                            Accountant.
         21.01*          -- Subsidiaries of the Company.
         23.01           -- Consent of Price Waterhouse LLP.
         23.02           -- Consent of Coopers & Lybrand L.L.P.
         23.03           -- Consent of Gibson, Dunn & Crutcher LLP (included in
                            Exhibit 5.01).
         23.04*          -- Consent of Gibson, Dunn & Crutcher LLP (included in
                            Exhibit 8.01).
         23.05           -- Consent of Bryan Cave LLP (included in Exhibit 5.02).
         23.06           -- Consent of Ryan, Swanson & Cleveland, PLLC (included in
                            Exhibit 5.03).
         24.01*          -- Powers of Attorney (included on Signature Pages of
                            Registration Statement).
         25.01*          -- Statement of Eligibility of Trustee.
         27.01*          -- Financial Data Schedule.

---------------

*  Previously filed.

     (b) Financial Statement Schedule for the three years ended January 28, 1996: Schedule II -- Valuation and Qualifying Accounts and report of independent accountants thereon.

     (c) Report, Opinion or Appraisal from an Outside Party: None applicable.

ITEM 22. UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 20 or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The Company undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (c) The Company undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (d) The Company undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Phoenix, Arizona on May 13, 1997.


                                            CSK AUTO, INC.

                                            By:     /s/ JAMES G. BAZLEN
                                             -----------------------------------
                                                       James G. Bazlen
                                                          President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 13, 1997.


                        NAME                                                 TITLE
                        ----                                                 -----
                          *                                Chairman of the Board and Chief Executive
-----------------------------------------------------        Officer (Principal Executive Officer)
                   Maynard Jenkins

                 /s/ JAMES G. BAZLEN                       President, Chief Operating Officer, Chief
-----------------------------------------------------        Financial Officer, and Director
                   James G. Bazlen                           (Principal Accounting Officer and
                                                             Principal Financial Officer)

                          *                                Director
-----------------------------------------------------
                     Jules Trump

                          *                                Director
-----------------------------------------------------
                     Eddie Trump

                          *                                Director
-----------------------------------------------------
                    Savio W. Tung

                          *                                Director
-----------------------------------------------------
                    Jon P. Hedley

                                                           Director
-----------------------------------------------------
                 Edward G. Lord, III

                          *                                Director
-----------------------------------------------------
               Christopher J. O'Brien

                          *                                Director
-----------------------------------------------------
                Charles J. Philippin

                          *                                Director
-----------------------------------------------------
                    Robert Smith

                          *                                Director
-----------------------------------------------------
               Christopher J. Stadler

          *By:           /s/  DON W. WATSON
  ------------------------------------------------
                    Don W. Watson
                  Attorney in Fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Phoenix, Arizona on May 13, 1997.


                                        KRAGEN AUTO SUPPLY CO.

                                        By:        /s/ JAMES G. BAZLEN
                                           -------------------------------------
                                                      James G. Bazlen
                                                         President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 13, 1997.


                        NAME                                                 TITLE
                        ----                                                 -----

                          *                                Chairman of the Board and Chief Executive
-----------------------------------------------------        Officer (Principal Executive Officer)
                   Maynard Jenkins

                 /s/ JAMES G. BAZLEN                       President, Chief Operating Officer, Chief
-----------------------------------------------------        Financial Officer, and Director
                   James G. Bazlen                           (Principal Accounting Officer and
                                                             Principal Financial Officer)

                          *                                Director
-----------------------------------------------------
                     Jules Trump

                          *                                Director
-----------------------------------------------------
                     Eddie Trump

                          *                                Director
-----------------------------------------------------
                    Savio W. Tung

                          *                                Director
-----------------------------------------------------
                    Jon P. Hedley

                                                           Director
-----------------------------------------------------
                 Edward G. Lord, III

                          *                                Director
-----------------------------------------------------
               Christopher J. O'Brien

                          *                                Director
-----------------------------------------------------
                Charles J. Philippin

                          *                                Director
-----------------------------------------------------
                    Robert Smith

                          *                                Director
-----------------------------------------------------
               Christopher J. Stadler

               *By: /s/ DON W. WATSON
  ------------------------------------------------
                    Don W. Watson
                  Attorney in Fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Phoenix, Arizona on May 13, 1997.


                                        SCHUCK'S DISTRIBUTION CO.

                                        By:        /s/ JAMES G. BAZLEN
                                           -------------------------------------
                                                      James G. Bazlen
                                                         President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 13, 1997.


                        NAME                                                 TITLE
                        ----                                                 -----

                          *                                Chairman of the Board and Chief Executive
-----------------------------------------------------        Officer (Principal Executive Officer)
                   Maynard Jenkins

                 /s/ JAMES G. BAZLEN                       President, Chief Operating Officer, Chief
-----------------------------------------------------        Financial Officer, and Director
                   James G. Bazlen                           (Principal Accounting Officer and
                                                             Principal Financial Officer)

                          *                                Director
-----------------------------------------------------
                     Jules Trump

                          *                                Director
-----------------------------------------------------
                     Eddie Trump

                          *                                Director
-----------------------------------------------------
                    Savio W. Tung

                          *                                Director
-----------------------------------------------------
                    Jon P. Hedley

                                                           Director
-----------------------------------------------------
                 Edward G. Lord, III

                          *                                Director
-----------------------------------------------------
               Christopher J. O'Brien

                          *                                Director
-----------------------------------------------------
                Charles J. Philippin

                          *                                Director
-----------------------------------------------------
                    Robert Smith

                          *                                Director
-----------------------------------------------------
               Christopher J. Stadler

               *By: /s/ DON W. WATSON
  ------------------------------------------------
                    Don W. Watson
                  Attorney in Fact

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

     In connection with our audit of the consolidated financial statements of CSK Auto, Inc. and subsidiaries as of February 2, 1997 and for the year then ended, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 21(b) herein.

     In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

COOPERS & LYBRAND L.L.P.

Phoenix, Arizona

April 22, 1997

                                                                     SCHEDULE II

                        CSK AUTO, INC. AND SUBSIDIARIES
                 (A WHOLLY-OWNED SUBSIDIARY OF CSK GROUP LTD.)

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                           BALANCE AT    CHARGED TO                BALANCE AT
                                          BEGINNING OF   COSTS AND                   END OF
              DESCRIPTION                    PERIOD       EXPENSES    DEDUCTIONS     PERIOD
              -----------                 ------------   ----------   ----------   ----------
Year Ended January 29, 1995
Reserves for Closed Stores..............      6,363         2,678       (3,296)       5,745
Reserves for Bad Debts..................      2,128         1,447       (2,087)       1,488
Tax Valuation Allowance.................      2,220            --       (2,220)          --
Year Ended January 28, 1996
Reserves for Closed Stores..............      5,745         3,310       (3,757)       5,298
Reserves for Bad Debts..................      1,488         1,437         (972)       1,953
Year Ended February 2, 1997
Reserves for Closed Stores..............      5,298        14,904       (4,360)      15,842
Reserves for Bad Debts..................      1,953         1,290       (1,475)       1,768

                                 EXHIBIT INDEX


  EXHIBIT
   NUMBER                      DESCRIPTION OF EXHIBITS                     PAGE
  -------                      -----------------------                     ----
    1.01*    -- Purchase Agreement, dated October 23, 1996, among CSK
                Group, Ltd., the Company, Kragen Auto Supply Co.
                ("Kragen"), Schuck's Distribution Co. ("Schuck's"),
                Donaldson, Lufkin & Jenrette Securities Corporation
                ("DLJ") and Merrill Lynch, Pierce, Fenner & Smith
                Incorporated ("Merrill").
    1.02*    -- Registration Rights Agreement, dated October 30, 1996,
                between the Company, Kragen, Schuck's, DLJ and Merrill.
    1.03*    -- Form of Letter of Transmittal.
    2.01*    -- Stock Purchase Agreement, dated September 29, 1996.
    3.01*    -- Amended and Restated Articles of Incorporation of the
                Company.
    3.02*    -- Amended and Restated By-laws of the Company.
    3.03*    -- Articles of Incorporation of Kragen.
    3.04*    -- Amended and Restated Bylaws of Kragen.
    3.05*    -- Articles of Incorporation of Schuck's.
    3.06*    -- Amended and Restated Bylaws of Schuck's.
    4.01*    -- Indenture by and among the Company, Kragen, Schuck's and
                Wells Fargo Bank, N.A., as Trustee, dated as of October
                30, 1996, including form of Old Note.
    4.02*    -- Form of Note.
    4.03*    -- Registration Rights Agreement, dated October 30, 1996,
                between the Company, Kragen, Schuck's, DLJ and Merrill
                (filed as Exhibit 1.02).
    4.04*    -- Form of Letter of Transmittal (filed as Exhibit 1.03).
    4.05*    -- Credit Agreement, dated as of October 30, 1996, among the
                Company, the several Lenders from time to time parties
                thereto, The Chase Manhattan Bank, as administrative
                agent for the Lenders, and Lehman Commercial Paper Inc.,
                as documentation agent for the Lenders and Chase
                Securities Inc., as arranger.
    5.01     -- Opinion of Gibson, Dunn & Crutcher LLP.
    5.02     -- Opinion of Bryan Cave LLP.
    5.03     -- Opinion of Ryan, Swanson & Cleveland, PLLC.
    8.01*    -- Opinion of Gibson, Dunn & Crutcher LLP regarding tax
                matters.
   10.01*    -- Employment Agreement, dated June 19, 1996, between the
                Company and Jules Trump.
   10.02*    -- Amended and Restated Employment Agreement, dated June 19,
                1996, between the Company and James Bazlen.
   10.03*    -- Amended and Restated Employment Agreement, dated June 19,
                1996, between the Company and Arthur Hicks.
   10.04*    -- Amended and Restated Participation Agreement, dated June
                19, 1996, between the Company and James Bazlen.
   10.05*    -- Amended and Restated Participation Agreement, dated June
                19, 1996, between the Company and Arthur Hicks.
   10.06*    -- 1996 Associate Stock Option Plan.
   10.07*    -- 1996 Executive Stock Option Plan.
   10.08*    -- 1996 General and Administrative Staff Incentive
                Compensation Plan.
   10.09*    -- Real Estate Financing Agreement, dated as of October 30,
                1996, between Cantrade Trust Company Limited, in its
                capacity as trustee of The Carmel Trust, and the Company.

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                      DESCRIPTION OF EXHIBITS                     PAGE
  -------                      -----------------------                     ----
   10.10*    -- Amended and Restated Lease, dated October 23, 1989 (the
                "Missouri Falls Lease"), between the Company and Missouri
                Falls Associates Limited Partnership.
   10.11*    -- First Amendment to the Missouri Falls Lease, dated
                November 22, 1991, between the Company and Missouri Falls
                Associates Limited Partnership.
   10.12*    -- Amendment to Leases, dated as of October 30, 1996, by and between Missouri Falls Associates Limited Partnership and
                the Company.
   10.13*    -- Financing Advisory Agreement, dated October 30, 1996,
                between the Company and Investcorp International Inc.
   10.14*    -- Financial Advisory Services Letter Agreement, dated
                October 30, 1996, between the Company and Investcorp
                International Inc.
   10.15*    -- Standby Loan Commitment Letter Agreement, dated October
                30, 1996, between the Company and Invifin S.A.
   10.16*    -- Agreement for Management Advisory, Strategic Planning and
                Consulting Services, dated October 30, 1996, between the
                Company and Investcorp International Inc.
   10.17*    -- Stockholders' Agreement, dated October 30, 1997, by and among the Initial Investcorp Group, Cantrade Trust
                Company Limited, in its capacity as trustee of The Carmel
                Trust, Holdings and the Company.
   11.01*    -- Statement re: Computation of Ratio of Earnings to Fixed
                Charges.
   16.01*    -- Letter of Price Waterhouse LLP re Change in Certifying
                Accountant.
   21.01*    -- Subsidiaries of the Company.
   23.01     -- Consent of Price Waterhouse LLP.
   23.02     -- Consent of Coopers & Lybrand L.L.P.
   23.03     -- Consent of Gibson, Dunn & Crutcher LLP (included in
                Exhibit 5.01).
   23.04*    -- Consent of Gibson, Dunn & Crutcher LLP (included in
                Exhibit 8.01).
   23.05     -- Consent of Bryan Cave LLP (included in Exhibit 5.02).
   23.06     -- Consent of Ryan, Swanson & Cleveland, PLLC (included in
                Exhibit 5.03).
   24.01*    -- Powers of Attorney (included on Signature Pages of
                Registration Statement).
   25.01*    -- Statement of Eligibility of Trustee.
   27.01*    -- Financial Data Schedule.

---------------

*  Previously filed.